EXECUTION VERSION (REDACTED)
PAN AMERICAN SILVER CORP.

AND

MAG SILVER CORP.

ARRANGEMENT AGREEMENT

DATED MAY 11, 2025

1.1    Definitions    1
1.2    Interpretation Not Affected by Headings    18
1.3    Number and Gender    18
1.4    Date for Any Action    18
1.5    Statutory References    18
1.6    Currency    18
1.7    Accounting Matters    19
1.8    Knowledge    19
1.9    Schedules    19
ARTICLE 2 THE ARRANGEMENT    19
2.1    Arrangement    19
2.2    Interim Order    19
2.3    U.S. Securities Law Matters    21
2.4    MAG Meeting    22
2.5    MAG Circular    23
2.6    Final Order    25
2.7    Court Proceedings    25
2.8    Incentive Plan Matters    26
2.9    Effect of the Arrangement and Effective Date    26
2.10    Payment of Consideration    26
2.11    Preparation of Key Regulatory Approval Filings    26
2.12    Preparation of Competition Approval Filings    26
2.13    Announcement and Shareholder Communications    27
2.14    Withholding Taxes    27
2.15    Adjustments to Consideration    28
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF MAG    29
3.1    Representations and Warranties    29
3.2    Survival of Representations and Warranties    54
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PAN AMERICAN    54
4.1    Representations and Warranties    54
4.2    Survival of Representations and Warranties    70
ARTICLE 5 COVENANTS    71
5.1    Covenants of MAG Regarding the Conduct of Business    71
5.2    Additional Covenants of MAG    76
5.3    Covenants of MAG Relating to the Arrangement    77
5.4    Covenants of Pan American Regarding the Conduct of Business    78
5.5    Covenants of Pan American Relating to the Arrangement    80
5.6    Mutual Covenants    81
5.7    Contemplated Reorganization Transaction    82
5.8    Employment Agreements and Severance    84
5.9    Tax Rollover    84
5.10    Subsection 110(1.1) Election    84
i

ARTICLE 6 CONDITIONS    85
6.1    Mutual Conditions Precedent    85
6.2    Additional Conditions Precedent to the Obligations of Pan American    86
6.3    Additional Conditions Precedent to the Obligations of MAG    87
6.4    Satisfaction of Conditions    88
ARTICLE 7 ADDITIONAL AGREEMENTS    88
7.1    Notice and Cure Provisions    88
7.2    MAG Non-Solicitation    89
7.3    Right to Match    93
7.4    Expenses and Termination Fees    94
7.5    Access to Information; Confidentiality    96
7.6    Insurance and Indemnification    96
ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER    97
8.1    Term    97
8.2    Termination    97
8.3    Amendment    99
8.4    Waiver    100
ARTICLE 9 GENERAL PROVISIONS    100
9.1    Privacy    100
9.2    Notices    101
9.3    Governing Law    102
9.4    Injunctive Relief    102
9.5    Time of Essence    102
9.6    Entire Agreement, Binding Effect and Assignment    102
9.7    Severability    102
9.8    Further Assurances    103
9.9    No Third Party Beneficiaries    103
9.10    Mutual Interest    103
9.11    Counterparts, Execution    103
SCHEDULE A TO THE ARRANGEMENT AGREEMENT PLAN OF ARRANGEMENT    A-1
SCHEDULE B TO THE ARRANGEMENT AGREEMENT MAG RESOLUTION    B-1
SCHEDULE C TO THE ARRANGEMENT AGREEMENT MAG LOCKED-UP SHAREHOLDERS    C-1
SCHEDULE D TO THE ARRANGEMENT AGREEMENT KEY THIRD PARTY CONSENTS    D-1

ii

ARRANGEMENT AGREEMENT
THIS ARRANGEMENT AGREEMENT dated May 11, 2025,
BETWEEN:
PAN AMERICAN SILVER CORP., a company existing pursuant to the laws of the Province of British Columbia (“Pan American”)
- and -
MAG SILVER CORP., a company existing pursuant to the laws of the Province of British Columbia (“MAG”)
WHEREAS Pan American and MAG wish to enter into a transaction providing for the acquisition by Pan American of all of the MAG Shares;
AND WHEREAS Pan American and MAG intend to carry out the transactions contemplated by this Agreement by way of a plan of arrangement under the provisions of the BCBCA;
AND WHEREAS immediately prior, and as a condition precedent in favour of Pan American, to the execution and delivery of this Agreement, Pan American has entered into the MAG Voting Agreements with all of the directors and officers of MAG;
NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:
1.
INTERPRETATION
(a)Definitions
In this Agreement, unless the context otherwise requires:
“Acquisition Proposal” means, other than the transactions contemplated by this Agreement or the Apollo Transaction, any offer, proposal, expression of interest or inquiry, or public announcement of an intention (orally or in writing) from any person (other than Pan American or any of its affiliates) after the date of this Agreement (including, for greater certainty, amendments or variations after the date of this Agreement to any offer, proposal, expression of interest or inquiry that was made before the date of this Agreement), relating to:
(a)any joint venture, earn-in right, royalty grant, lease, license, acquisition, sale, disposition or transfer, direct or indirect, in a single transaction or a series of related transactions, of:

(i)the assets of MAG or any of the MAG Subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of MAG and the MAG Subsidiaries, taken as a whole, or contribute 20% or more of the consolidated revenue of MAG; or
(ii)20% or more of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of MAG or any of the MAG Subsidiaries;
(b)any take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such person beneficially owning, directly or indirectly, 20% or more of any class of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of MAG or any of the MAG Subsidiaries;
(c)a plan of arrangement, merger, amalgamation, consolidation, share exchange, share issuance, business combination, reorganization, recapitalization, liquidation, dissolution, share reclassification or other similar transaction involving MAG or any of the MAG Subsidiaries; or
(d)any other transaction or series of transactions, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which could reasonably be expected to materially reduce the benefits to Pan American under this Agreement or the Arrangement;
“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement;
“affiliate” means an “affiliated entity” within the meaning of MI 61-101;
“Agreement” means this Arrangement Agreement, including (unless the context requires otherwise) the Schedules hereto, together with the Pan American Disclosure Letter and the MAG Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;
“Apollo Transaction” means the transactions contemplated by or specifically related to the exploration, earn-in and option agreement dated September 20, 2024 among MAG, Minera Pozo Seco, S.A. de C.V. and Apollo Silver Corp.;
“Approved Budget” means the corporate operating budget prepared by MAG and disclosed in the MAG data room (under file name “2025 budget - MAG Board meeting - forecast vs budget v1.1 recovered (DTM Larder update).xls”) and approved by the MAG Board in March 2025;
“Arrangement” means the arrangement proposed pursuant to Division 5 of Part 9 of the BCBCA with respect to, inter alia, MAG, MAG Securityholders and Pan American on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 or the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Pan American and MAG, each acting reasonably;
“BCBCA” means the Business Corporations Act (British Columbia);
“BCSC” means the British Columbia Securities Commission;
“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia are not open for business during normal banking hours;
“Canadian Competition Approval” means either:
(a)the issuance of an Advance Ruling Certificate; or
(b)(i) the applicable waiting periods under subsection 123(1) of the Competition Act shall have expired or have been terminated in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act, and (ii) the Commissioner shall have issued a No Action Letter,
(c)in each case on terms and conditions satisfactory to Pan American, acting reasonably;
“Canadian Economic Sanctions” has the meaning ascribed thereto in Section 3.1(tt);
“COFECE” means the Federal Economic Competition Commission of Mexico (Comisión Federal de Competencia Económica), or the Mexican authority that replaces it;
“COFECE Approval” means the unconditional approval or clearance of the transactions contemplated in this Agreement issued by COFECE, or its tacit approval, due to the statutory term for purposes of issuing the approval elapsing, pursuant to the provisions set forth in Mexican Antitrust Law, having not been modified or withdrawn prior to the Effective Time;
“Commissioner” means the Commissioner of Competition appointed under the Competition Act and includes any person duly authorized to exercise the powers and perform the duties on behalf of the Commissioner of Competition;
“Competition Act” means the Competition Act (Canada), and includes the regulations made thereunder;
“Confidentiality Agreement” means the confidentiality agreement between the Parties dated December 13, 2024;
“Consideration” means the consideration payable pursuant to the Plan of Arrangement to a person who is a MAG Shareholder;

“Contemplated Reorganization Transaction” has the meaning ascribed thereto in Section 5.7(a)(i);
“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument or other right or obligation to which MAG or Pan American, respectively, or any of their respective subsidiaries is a party or by which MAG or Pan American, respectively, or any of their respective subsidiaries is bound or affected or to which any of their respective properties or assets is subject;
“Corruption Acts” has the meaning ascribed thereto in Section 3.1(rr);
“Court” means the Supreme Court of British Columbia;
“Cultural Heritage Laws” means all applicable Laws relating to the protection, reconnaissance and preservation of archaeological, historical or cultural evidences, remains, sites, features or artifacts;
“Data Room Information” means all information, books, maps, records, reports, files, data, models, papers or other records or documents relating to MAG and its respective subsidiaries or its respective businesses, contained in the internet-based data room made available to Pan American as in effect at 11:59 p.m. (Vancouver time) on May 10, 2025, which is the MAG data room, hosted by MAG at the weblinks: https://maggeotechnical.egnyte.com/app/index.do#storage/files/1/Shared/Luna2 and https://magsilver.egnyte.com/fl/zy15Hote61#folder-link/Luna3-Minutes%26EmplAgr;
“Deer Trail Project” means MAG’s 100% earn-in Deer Trail project located in Utah;
“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;
“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;
“Dissenting Shareholder” means a registered MAG Shareholder as of the record date of the MAG Meeting who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who, as of the Effective Time, has not effectively withdrawn or lost such Dissent Rights;
“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System of the SEC;
“Effective Date” means the date upon which the Arrangement becomes effective, as provided in the Plan of Arrangement;
“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as MAG and Pan American may agree upon in writing;

“Eligible Holder” means a beneficial owner of MAG Shares immediately prior to the Effective Time (other than a Dissenting Shareholder) who is: (a) a person (other than a partnership) that is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);
“Environmental Laws” means all applicable federal, provincial, state, regional, municipal, local or other Laws, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);
“Environmental Liabilities” means, with respect to any person, all liabilities, obligations, responsibilities, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions incurred as a result of or related to any Hazardous Substance or any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property;
“Environmental Permits” means all Permits under any Environmental Laws;
“Final Order” means the order made after the application to the Court pursuant to subsection 291(4) of the BCBCA after being informed of the intention of the Parties to rely upon the Section 3(a)(10) Exemption from the registration requirements of the U.S. Securities Act with respect to the Pan American Shares issued pursuant to the Arrangement, in form and substance acceptable to MAG and Pan American, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended, affirmed, modified, supplemented or varied by the Court (with the consent of MAG and Pan American, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed, amended, modified, supplemented or varied on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to MAG and Pan American, each acting reasonably);
“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the TSX, the NYSE and the NYSE American, but excludes the Commissioner;
“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined pursuant to any Environmental Law;
“IFRS” means the accounting principles so prescribed, recommended or promulgated from time to time as the International Financial Reporting Standards, as issued by the International Accounting Standards Board or any successor thereto, as such principles may be amended, varied or replaced from time to time and as accepted and adopted by the applicable Party, which are applicable as at the date on which any calculation made hereunder is to be effective or as at the date of any financial statements referred to herein;
“including”, “includes” or similar expressions are not intended to be limiting and are deemed to be followed by the expression “without limitation”;
“Indigenous Group” includes any native, first nation, indigenous or aboriginal peoples or group, or any person, peoples or group asserting or otherwise claiming a native, indigenous or aboriginal or treaty right or any other similarly based or derived right (including native, indigenous or aboriginal title) or any other native, indigenous, aboriginal or similar interest, including the Inuit peoples of Canada, and any person or group representing any of the foregoing;
“Intellectual Property” means anything that is or may be protected by any intellectual property rights in any jurisdiction such as, but not limited to works (including software), performances, trade secrets, inventions (whether patentable or not), improvements to such inventions, industrial designs, mask work and integrated circuit topographies, trade-marks, trade names, business names, corporate names, domain names, website names and world wide web addresses, whether or not they may also be protected, at any given time, as a trade secret or confidential information, including proprietary and non-public business information, know-how, methods, processes, designs, technology, technical data, schematics, models, simulations and documentation relating to any of the foregoing;
“Interim Order” means the interim order made after the application to the Court pursuant to subsection 291(2) of the BCBCA after being informed of the intention of the Parties to rely upon the Section 3(a)(10) Exemption from the registration requirements of the U.S. Securities Act with respect to the Pan American Shares issued pursuant to the Arrangement, in form and substance acceptable to MAG and Pan American, each acting reasonably, providing for, among other things, the calling and holding of the MAG Meeting, as such order may be amended, affirmed, modified, supplemented or varied by the Court (with the consent of MAG and Pan American, each acting reasonably);

“Juanicipio Entities” means Minera Juanicipio, S.A. de C.V. and Equipos Chaparral, S.A. de C.V.;
“Juanicipio Material Contracts” has the meaning ascribed thereto in Section 3.1(r);
“Juanicipio Mine” means the Juanicipio mine located in the Fresnillo Silver Trend in Mexico, operated by Fresnillo plc;
“Juanicipio Representatives” has the meaning ascribed thereto in Section 7.2.1;
“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, Permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities in those jurisdictions where either Party conducts material operations or into which either Party sell a material amount of silver, gold, dore, concentrate or other metal bearing ore, including the COFECE Approval, but which for greater certainty excludes the Canadian Competition Approval;
“Key Third Party Consents” means the consents, approvals and notices, including as set out in Schedule D hereto, required to proceed with the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement;
“Larder Project” means MAG’s 100% owned Larder project located in the Abitibi region of Canada;
“Law” or “Laws” means all laws (including common law), codes, by-laws, statutes, rules, regulations, Mexican official norms, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements having the force of law, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including, where applicable, the TSX, the NYSE and the NYSE American), and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, assets, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, assets, property or securities;
“Liens” means any hypothec, mortgage, pledge, assignment, lien, easement, charge, security interest, adverse right or claim, prior consignment, lease, sublease, royalty, right to possession, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;
“MAG” means MAG Silver Corp.;
“MAG Agent” has the meaning ascribed thereto in Section 3.1(tt);

“MAG Benefit Plans” has the meaning ascribed thereto in Section 3.1(ee)(i);
“MAG Board” means the board of directors of MAG as the same is constituted from time to time;
“MAG Board Recommendation” has the meaning ascribed thereto in Section 3.1(a);
“MAG Change in Recommendation” has the meaning ascribed thereto in Section 8.2.1(c)(i);
“MAG Circular” means the notice of the MAG Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to MAG Securityholders and other persons as required by the Interim Order and Law in connection with the MAG Meeting, as amended, supplemented or otherwise modified from time to time;
“MAG Concessions” means any mining, mineral or exploration concession, claim, application for mining concession, lease, license, Permit or other right to explore for, exploit, develop, mine or produce Minerals or any interest therein which MAG, any of the MAG Material Subsidiaries, or any of their subsidiaries owns or has a right or option to acquire or use, including for greater certainty the MAG Projects, including any substitution, renewal or replacement thereof;
“MAG Credit Facility” means the US$40 million revolving credit facility entered into among MAG, as borrower, Minera Los Lagartos, S.A. de C.V., 0890887 B.C. Ltd. and certain subsidiaries of MAG from time to time, as guarantors, Bank of Montreal, as administrative agent, BMO Capital Markets, as bookrunner and mandated lead arranger and certain financial institutions from time to time, on October 4, 2023;
“MAG Disclosure Letter” means the disclosure letter executed by MAG and delivered to Pan American concurrently with the execution of this Agreement;
“MAG DSU” means a unit credited by MAG to a participant by way of a bookkeeping entry in the books of MAG, representing the right to receive cash, such number of MAG Shares from treasury, or a combination of cash and MAG Shares, as determined in accordance with the MAG DSU Plan;
“MAG DSU Plan” means the Third Amended and Restated Deferred Share Unit Plan of MAG;
“MAG Fairness Opinions” has the meaning ascribed thereto in Section 3.1(b);
“MAG Financial Advisors” means BMO Nesbitt Burns Inc. and GenCap Mining Advisory Ltd., as financial advisors to the MAG Board and Raymond James Ltd., as financial advisor to the special committee of the MAG Board;
“MAG Financial Statements” has the meaning ascribed thereto in Section 3.1(m);
“MAG Incentive Securities” means, collectively, the MAG Options, MAG DSUs, MAG PSUs and MAG RSUs;

“MAG Lands” means any interests and rights in real and immoveable property interests, including property rights, fee lands, possession rights, licenses, leases, occupations, bailments, rights of way, rights to use, surface rights or easements (but excluding the MAG Concessions and the MAG Office Leases) which MAG or any of the MAG Subsidiaries have a right in or interest in or has an option or other right to acquire or use;
“MAG Locked-up Shareholders” means those MAG Securityholders, listed in Schedule C hereto, who have entered into MAG Voting Agreements with Pan American pursuant to which they have agreed, among other things and subject to the terms of such MAG Voting Agreement, to vote their MAG Securities in favour of the MAG Resolution;
“MAG Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, is or would reasonably be expected to be material and adverse to the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of MAG and the MAG Subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from:
(a)the public announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;
(b)any changes in general political, economic, financial or capital markets conditions in Canada, the United States, Mexico or globally including, without limitation, the imposition or adjustment of tariffs;
(c)any change in applicable Law or IFRS;
(d)any natural disaster, war, armed hostilities, or act of terrorism;
(e)conditions generally affecting the mining industry in Canada or Mexico;
(f)any change in currency exchange, interest or inflation rates;
(g)any general outbreak of illness, pandemic (including COVID-19), epidemic or similar event or the worsening thereof;
(h)any change in precious or base metals prices; or
(i)any decrease in the market price or any decline in the trading volume of MAG Shares on the TSX or NYSE American (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a MAG Material Adverse Effect has occurred);
provided that, notwithstanding the foregoing, any change, effect, event, occurrence or state of facts described in clauses (b), (c), (d), (e), (f), (g) and (h) of this definition shall constitute a MAG Material Adverse Effect to the extent that any such change, effect, event, occurrence or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate impact on the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of MAG and the MAG Subsidiaries, taken as a whole, relative to other industry participants of similar size and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a “MAG Material Adverse Effect” has occurred;
“MAG Material Contract” means any Contract of MAG or any of the MAG Subsidiaries: (i) that is a MAG Office Lease; (ii) involving current and future aggregate actual or contingent obligations to pay (including advances) to or by MAG or any of the MAG Subsidiaries of more than US$5,000,000 in any one year or US$15,000,000 during the remaining term of such Contract (including, if applicable, any renewals thereof); (iii) relating to current or future indebtedness for borrowed money of US$15,000,000 or more, other than accounts receivable and payable, or pursuant to which any property or asset of MAG or any of the MAG Subsidiaries is subject to a Lien; (iv) relating to litigation or settlement thereof which gives rise to or could give rise to any actual or contingent obligations or entitlements of MAG or any of the MAG Subsidiaries which have not been fully satisfied prior to the date of this Agreement, other than obligations or entitlements, individually or together, of not more than US$5,000,000; (v) with any Governmental Entity or Indigenous Group; (vi) which limits or purports to limit the ability of MAG or any of the MAG Subsidiaries to engage in any line of business, compete with any person or in any geographic area or during any period of time; (vii) which relates to any material pending lease, acquisition or disposition, directly or indirectly, of property, including MAG Concessions or MAG Lands; (viii) providing for any indemnification or any guarantee by MAG or any of the MAG Subsidiaries in excess of US$7,500,000 or which is not expressly capped or limited, other than such obligations of the Juanicipio Entities which are entered into in the ordinary course of business of the Juanicipio Entities; (ix) in respect of any material joint venture, partnership, strategic alliance or similar arrangement or any shareholders’ agreement; (x) involving a sharing of profits, losses, costs or liabilities by MAG or any of the MAG Subsidiaries with any third party that would result in one or more third parties being entitled to more than US$5,000,000 in the aggregate; (xi) the termination of which would reasonably be expected to have a MAG Material Adverse Effect; or (xii) for a royalty, metals, streaming, long term offtake or similar economic arrangement in respect of any MAG Concession; (xiii) any standstill or similar Contract currently restricting the ability of MAG or any of the MAG Subsidiaries (excluding the Juanicipio Entities) to offer to purchase or purchase the assets or equity securities of another person; (xiv) with a term or commitment to or by MAG or any of the MAG Subsidiaries that may reasonably extend beyond one year and which cannot be terminated without cost or penalty in excess of US$10,000,000 on less than sixty (60) days’ notice or which is outside the ordinary course of business;
“MAG Material Subsidiaries” means:
(a)the Juanicipio Entities; and
(b)Minera Los Lagartos, S.A. de C.V.;

“MAG Meeting” means the special meeting of MAG Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the MAG Resolution;
“MAG Office Leases” means the office leases listed in Schedule 3.1(u) of the MAG Disclosure Letter;
“MAG Option” means a right and option to purchase one or more MAG Shares granted pursuant to the MAG Option Plan or otherwise enforceable against MAG;
“MAG Option Plan” means the Third Amended and Restated Stock Option Plan of MAG;
“MAG Projects” means the Juanicipio Mine, the Larder Project and the Deer Trail Project;
“MAG PSU” means a right to receive a MAG Share, that generally becomes vested, if at all, subject to the attainment of certain performance conditions and satisfaction of other conditions to vesting, granted pursuant to the MAG Share Unit Plan or otherwise enforceable against MAG;
“MAG Public Disclosure Record” means all documents and information filed by MAG under applicable Securities Laws since January 1, 2023 and publicly available on SEDAR+;
“MAG Quarterly Dividends” means quarterly dividends to be declared and paid by MAG on the MAG Shares prior to the Effective Time, provided that the amount of such dividends in any one quarter shall not exceed US$15,000,000;
“MAG Representatives” has the meaning ascribed thereto in Section 7.2.1;
“MAG Resolution” means the special resolution of MAG Shareholders approving the Plan of Arrangement, in the form of Schedule B to this Agreement, by an affirmative vote of at least the following majorities (by tabulating the vote in each of the following manners): (i) 66⅔% of the votes cast on the MAG Resolution by MAG Shareholders present in person or represented by proxy at the MAG Meeting, with each MAG Share entitling a MAG Shareholder to one vote; and (ii) a simple majority of the votes cast on the MAG Resolution by MAG Shareholders present in person or represented by proxy at the MAG Meeting (excluding MAG Shares held by certain “related parties” and “interested parties” (as such terms are defined in MI 61-101) in accordance with the requirements of MI 61-101), which is to be considered at the MAG Meeting and is to be substantially in the form and content of Schedule B to the Arrangement Agreement;
“MAG RSU” means a right to receive a MAG Share, that generally becomes vested, if at all, following a period of continuous employment with MAG or a subsidiary, granted pursuant to the MAG Share Unit Plan or otherwise enforceable against MAG;
“MAG Security” means a MAG Share or a MAG Incentive Security;
“MAG Securityholder” means a holder of one or more MAG Securities;
“MAG Share” means a common share in the authorized share capital of MAG;

“MAG Share Unit Plan” means the Amended and Restated Share Unit Plan of MAG;
“MAG Shareholder” means a holder of one or more MAG Shares;
“MAG Shareholder Rights Plan” means the amended and restated shareholder rights plan between MAG and Computershare Investor Services Inc.;
“MAG Subsidiaries” means the MAG Material Subsidiaries, 0890887 B.C. Ltd., 0891512 B.C. Ltd., 0892249 B.C. Ltd., 0928293 B.C. Ltd., 1190298 B.C. Ltd., DSUB 0890887 Cooperatief U.A., DTM USA, Inc., Gatling Exploration Inc., Minera Pozo Seco, S.A. de C.V., Minera Sierra Vieja, S.A. de C.V. and STPF B.V.;
“MAG Technical Report” has the meaning ascribed thereto in Section 3.1(x);
“MAG Termination Fee Event” has the meaning ascribed thereto in Section 7.4.4;
“MAG Voting Agreements” mean the voting agreements (including all amendments thereto) between Pan American and the MAG Locked-up Shareholders;
“Mailing Deadline” means thirty (30) days after the date of this Agreement or such other date as may be agreed between the Parties;
“material fact” has the meaning ascribed thereto in the Securities Act;
“Meeting Outside Date” means July 10, 2025;
“Mexican Antitrust Law” means the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica) or the applicable Mexican Law that replaces it;
“Mexican Governmental Royalties” means mining Taxes payable in accordance with articles 268 and 270 of the Mexican Federal Duties Law (Ley Federal de Derechos), which provides that: (i) a special mining duty (derecho especial sobre mineria) is payable on an annual basis equal to 8.5% of the sales income generated by minerals extracted from a mining concession minus the authorized deductions and (ii) an extraordinary mining duty (derecho extraordinario sobre mineria) is payable on an annual basis equal to 1% of the sales income of gold, silver or platinum minerals;
“Mexican Mining Duties” means mining Taxes payable in accordance with the Mexican mining Laws and with Article 263 of the Mexican Federal Duties Law (Ley Federal de Derechos) which provides a mining duty (derecho sobre mineria) payable on a semi-annual basis calculated based on the size of the relevant mining concession and its seniority;
“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;
“Minerals” means all ores, and ores and concentrates derived therefrom, of precious, base and industrial minerals, including diamonds, which may be lawfully explored for, mined and sold;

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(ss);
“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;
“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;
“No Action Letter” means written confirmation from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;
“NYSE” means the New York Stock Exchange;
“NYSE American” means the NYSE American LLC;
“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;
“Outside Date” means September 8, 2025, or such later date as may be agreed to in writing by the Parties; provided, however, that any Party shall have the right to extend the Outside Date for up to an additional 150 days (in 30-day increments) if the COFECE Approval has not been obtained and has not been denied by a non-appealable decision of COFECE, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Vancouver time) on the date that is not less than five (5) days prior to the original Outside Date (and any subsequent Outside Date); provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain the COFECE Approval is primarily the result of such Party’s failure to comply with its covenants herein; and, provided further that in the aggregate such extensions shall not extend beyond February 6, 2026;
“Pan American” means Pan American Silver Corp.;
“Pan American Agent” has the meaning ascribed thereto in Section 4.1(hh);
“Pan American Board” means the board of directors of Pan American as the same is constituted from time to time;
“Pan American Concessions” means those mining, mineral or exploration concession, claim, application for mining concession, lease, license, Permit or other right to explore for, exploit, develop, mine or produce Minerals from the Pan American Mines or any interest therein which Pan American, any of its subsidiaries, owns or has a right or option to acquire or use, including any substitution, renewal or replacement thereof;
“Pan American CVRs” means the Pan American contingent value rights, each having a term ending on February 22, 2029, and being exchangeable for 0.0497 of a Pan American Share upon the first commercial shipment of concentrate from production at the Escobal mine to a smelter, refiner, or other processor or to any purchaser, is loaded on or into containers, trucks, railway cars or other methods of transportation and crosses outbound the Escobal mine site property boundary;
“Pan American Disclosure Letter” means the disclosure letter executed by Pan American and delivered to MAG concurrently with the execution of this Agreement;
“Pan American Financial Statements” has the meaning ascribed thereto in Section 4.1(l);
“Pan American Lands” means any interests and rights in real and immoveable property interests, including property rights, fee lands, possession rights, licenses, leases, rights of way, rights to use, surface rights or easements with respect to the Pan American Mines (but excluding the Pan American Concessions and Pan American’s and its subsidiaries’ office leases) which Pan American or any of its subsidiaries has a right in or interest in or has an option or other right to acquire or use;
“Pan American Long Term Incentive Plan” means the Pan American Stock Option and Compensation Share Plan;
“Pan American Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, is or would reasonably be expected to be material and adverse to the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Pan American and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from:
(a)the public announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;
(b)any changes in general political, economic, financial or capital markets conditions in Canada, the United States, Mexico, Guatemala, Peru, Brazil, Chile, Argentina or globally including, without limitation, the imposition or adjustment of tariffs;
(c)any change in applicable Law or IFRS;
(d)any natural disaster, war, armed hostilities, or act of terrorism;
(e)conditions generally affecting the mining industry in Canada, Mexico, Guatemala, Peru, Brazil, Chile or Argentina;
(f)any change in currency exchange, interest or inflation rates;
(g)any general outbreak of illness, pandemic (including COVID-19), epidemic or similar event or the worsening thereof;
(h)any change in precious or base metals prices; or

(i)any decrease in the market price or any decline in the trading volume of Pan American Shares on the TSX or NYSE (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Pan American Material Adverse Effect has occurred);
provided that, notwithstanding the foregoing, any change, effect, event, occurrence or state of facts described in clauses (b), (c), (d), (e), (f), (g) and (h) of this definition shall constitute a Pan American Material Adverse Effect to the extent that any such change, effect, event, occurrence or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate impact on the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Pan American and its subsidiaries, taken as a whole, relative to other industry participants of similar size and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a “Pan American Material Adverse Effect” has occurred;
“Pan American Material Contract” means any Contract of Pan American or any of the Pan American Material Subsidiaries: (i) involving current and future aggregate actual or contingent obligations to pay (including advances) to or by Pan American or any of its subsidiaries of more than US$25,000,000 in any one year or US$50,000,000 during the entire term (including, if applicable, any renewals thereof); (ii) relating to current or future indebtedness for borrowed money of US$50,000,000 or more, other than accounts receivable and payable, excluding such Contracts entered into among Pan American and its subsidiaries; or (iii) the termination of which would reasonably be expected to have a Pan American Material Adverse Effect;
“Pan American Material Subsidiaries” has the meaning ascribed thereto in Schedule 4.1(g) of the Pan American Disclosure Letter;
“Pan American Mines” means the mines operated by Pan American set forth in Schedule 1.1 of the Pan American Disclosure Letter;
“Pan American Option” means an option to acquire Pan American Shares granted pursuant to the Pan American Long Term Incentive Plan;
“Pan American Public Disclosure Record” means all documents and information filed by Pan American under applicable Securities Laws since January 1, 2023 and publicly available on SEDAR+;
“Pan American RSU” means a notional share unit that entitles the holder to either cash or Pan American Shares at the discretion of the Pan American Board and vests over a three year period;
“Pan American Share” mean a common share in the authorized share capital of Pan American;
“Parties” means Pan American and MAG, and “Party” means any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity or Indigenous Group;
“person” includes an individual, sole proprietorship, partnership, association, body corporate, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, Governmental Entity, Indigenous Group, Ejidos or Comunidades and other social entities or any other entity, whether or not having legal status;
“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order with the consent of MAG and Pan American, each acting reasonably;
“Proceeding” means any court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Entity, or any claims, actions, suits, arbitrations, charges, indictments, hearings or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever;
“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of a Hazardous Substance in the indoor or outdoor environment, including the movement of a Hazardous Substance through or in the air, soil, surface water, ground water or property;
“Response Period” has the meaning ascribed thereto in Section 7.3.1(b);
“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared by Law in connection with any Taxes;
“Review Period” has the meaning ascribed thereto in Section 7.3.2;
“Sanctioned Person” has the meaning ascribed thereto in Section 3.1(tt);
“Sanctions Laws” has the meaning ascribed thereto in Section 3.1(tt);
“SEC” means the United States Securities and Exchange Commission;
“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.3;
“Section 85 Election” has the meaning ascribed thereto in Section 5.9;
“Securities Act” means the Securities Act (British Columbia) and the rules, regulations, forms and published instruments, policies, bulletins and notices made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means, collectively, the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada;
“Securities Laws” means the Securities Act, the securities legislation of each other province and territory of Canada and the rules, regulations, forms, published instruments, policies, bulletins and notices of the Securities Authorities made thereunder, the U.S. Exchange Act, the U.S. Securities Act and all other state and federal securities laws, rules, regulations and policies published thereunder, in each case as now in effect and as they may be promulgated or amended from time to time;
“SEDAR+” means the System for Electronic Document Analysis and Retrieval+ website;
“subsidiary” means a “subsidiary entity” within the meaning of MI 61-101 and includes each of the material subsidiaries;
“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a person or persons who is or are, as at the date of this Agreement, a party that deals at arm’s length with MAG, that is made after the date of this Agreement (and is not obtained in violation of this Agreement or any agreement between the person making such Acquisition Proposal and MAG) to acquire all of the outstanding MAG Shares (other than MAG Shares beneficially owned by the person or persons making such Acquisition Proposal) or all or substantially all of the assets of MAG and the MAG Subsidiaries on a consolidated basis, and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal; (ii) that, if it relates to the acquisition of MAG Shares, is made to all MAG Shareholders on the same terms and conditions; (iii) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the MAG Board, acting in good faith (after receiving the advice of its outside legal advisors and the MAG Financial Advisors), that any required funds to complete such Acquisition Proposal have been committed and will be immediately available at closing; (iv) that is not subject to any due diligence or access condition; (v) that complies with Securities Laws; (vi) in respect of which the MAG Board unanimously determines, in its good faith judgment, after receiving the advice of its outside legal advisors and the MAG Financial Advisors, that (A) failure to recommend such Acquisition Proposal to the MAG Shareholders would be inconsistent with its fiduciary duties under applicable Law; and (B) having regard for all of the terms and conditions of the Acquisition Proposal, including all financial, legal, regulatory and other aspects of such proposal and the person making such proposal, such Acquisition Proposal, will, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the MAG Shareholders from a financial point of view than the transactions contemplated by this Agreement, after taking into account any amendment to the terms of this Agreement and the Plan of Arrangement proposed by Pan American pursuant to Section 7.3;
“Tax Act” means the Income Tax Act (Canada);

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;
“Taxes” means (a) any and all taxes, imposts, levies, withholdings, duties, including the Mexican Mining Duties and Mexican Governmental Royalties, fees, premiums, assessments and other charges of any kind, however denominated and instalments or advance payments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income, gains or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment or payroll taxes, employment insurance, disability taxes, social insurance taxes, social security contributions, sales and use taxes, consumption taxes, customs taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions, whether disputed or not; (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes by contract or otherwise and “Tax” has a corresponding meaning;
“Termination Fee” has the meaning ascribed thereto in Section 7.4.3;
“TSX” means the Toronto Stock Exchange;
“U.S. Economic Sanctions” has the meaning ascribed thereto in Section 3.1(tt);
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder;
“U.S. Investment Company Act” means the United States Investment Company Act of 1940 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder;
“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder; and
“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

(b)Interpretation Not Affected by Headings
The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.
(c)Number and Gender
In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.
(d)Date for Any Action
If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
(e)Statutory References
Any reference in this Agreement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
(f)Currency
Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and “US$” refers to US dollars and “C$” refers to Canadian dollars.
(g)Accounting Matters
Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in required to be made shall be made in a manner consistent with IFRS consistently applied.
(h)Knowledge
In this Agreement, (a) references to “the knowledge of MAG” or similar phrases mean the knowledge of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Sustainability Officer, the Chief Development Officer, the Vice President, Exploration, the Vice President, Governance and Corporate Secretary, and the Vice President, Technical Services of MAG, after due enquiry within MAG and the MAG Material Subsidiaries, and (b) references to “the knowledge of Pan American” or similar phrases mean the knowledge of the President and Chief Executive Officer, Chief Financial Officer, Chief Legal and Human Resources Officer,

General Counsel and Chief Operating Officer of Pan American, after due enquiry within Pan American and the Pan American Material Subsidiaries.
(i)Schedules
The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:
Schedule A    -    Plan of Arrangement
Schedule B    -    MAG Resolution
Schedule C    -    MAG Locked-Up Shareholders
Schedule D    -    Key Third Party Consents
2.
THE ARRANGEMENT
(a)Arrangement
MAG and Pan American agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.
(b)Interim Order
MAG shall, as soon as reasonably practicable and in any event in sufficient time to hold the MAG Meeting in accordance with Section 2.4, apply in a manner acceptable to Pan American, acting reasonably, pursuant to subsection 291(2) of the BCBCA and, in cooperation with Pan American, prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:
(a)for the class of persons to whom notice is to be provided in respect of the Arrangement and the MAG Meeting and for the manner in which such notice is to be provided;
(b)for confirmation of the record date for the purposes of determining MAG Shareholders entitled to vote at the MAG Meeting (which date shall be fixed and filed by MAG in consultation with Pan American, acting reasonably), and that such record date will not change in respect of any adjournment(s) or postponement(s) of the MAG Meeting;
(c)that the requisite approval for the MAG Resolution shall be (i) 66⅔% of the votes cast on the MAG Resolution by MAG Shareholders present in person or represented by proxy at the MAG Meeting, with each MAG Share entitling a MAG Shareholder to one vote; and (ii) a simple majority of the votes cast on the MAG Resolution by MAG Shareholders present in person or represented by proxy at the MAG Meeting (excluding MAG Securities held by certain “related parties” and “interested parties” (as such terms are defined in MI 61-101) in accordance with the requirements of MI 61-101);

(d)that, in all other respects, the terms, restrictions and conditions of MAG’s constating documents, including quorum requirements and all other matters, shall apply in respect of the MAG Meeting;
(e)for the grant of Dissent Rights as contemplated in the Plan of Arrangement to the MAG Shareholders who are registered holders of MAG Shares as of the record date of the MAG Meeting;
(f)that the MAG Meeting may be adjourned or postponed from time to time by MAG in accordance with the terms of this Agreement or as otherwise agreed by the Parties without the need for additional approval of the Court and without the necessity of first convening the MAG Meeting or first obtaining any vote of the MAG Shareholders respecting any such adjournments or postponements and notice of any such adjournments or postponements shall be given by such method as the MAG Board may determine is appropriate in the circumstance in consultation with Pan American, acting reasonably;
(g)for the notice requirement with respect to the application to the Court for the Final Order;
(h)that the MAG Shareholders entitled to receive Pan American Shares shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter an appearance by the time stipulated in the Interim Order;
(i)that it is the Parties’ intention to rely on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”) with respect to the issuance of Pan American Shares to MAG Shareholders, pursuant to the Arrangement, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to MAG Shareholders and based on the Court’s approval of the Arrangement; and
(j)for such other matters as Pan American may reasonably require subject to obtaining the prior written consent of MAG, such consent not to be unreasonably withheld or delayed.
(c)U.S. Securities Law Matters
The Parties agree that the Arrangement will be carried out with the intention that all Pan American Shares to be issued to MAG Shareholders in exchange for their MAG Shares pursuant to the Plan of Arrangement will be issued in reliance on the Section 3(a)(10) Exemption. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out in accordance with the SEC’s Staff Legal Bulletin (SLB) No. 3A (June 18, 2008), including, but not limited to, on the following basis:
(a)the procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;
(b)the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement;
(c)the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to the MAG Shareholders;
(d)MAG will ensure that each MAG Shareholder will be given adequate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;
(e)the MAG Shareholders will be advised that the Pan American Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Pan American in reliance on the Section 3(a)(10) Exemption;
(f)the Interim Order will specify that each MAG Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time in accordance with the procedures set out in the Interim Order;
(g)the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement; and
(h)the Final Order will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to the MAG Shareholders, and the Parties will use reasonable efforts to cause the Final Order to state that it serves as a basis of a claim to the Section 3(a)(10) Exemption with respect to the distribution of securities pursuant to the Arrangement.
(d)MAG Meeting
(a)Subject to the terms of this Agreement, MAG shall convene and conduct the MAG Meeting in accordance with the Interim Order, MAG’s notice of articles and articles and applicable Law as soon as reasonably practicable and in any event on or before the Meeting Outside Date (and, in that regard, MAG shall abridge, as necessary, any time periods that may be abridged under NI 54-101). Except as required by applicable Law, or with the prior written consent of Pan American, which shall not be unreasonably withheld or delayed, the MAG Resolution shall be the only matter of business transacted at the MAG Meeting.
(b)Subject to the terms of this Agreement, MAG shall use commercially reasonable efforts to solicit proxies in favour of the approval of the MAG Resolution and take all other reasonable action necessary or desirable to secure the approval of the MAG Resolution and all other matters to be brought before the MAG Meeting intended to facilitate and complete the transactions contemplated by this Agreement, including, if so requested by Pan American, using proxy solicitation services; provided that such solicitor shall be determined by MAG in consultation with Pan American, acting reasonably. Pan American shall bear all costs of any such proxy solicitation services requested by Pan American.

(c)MAG shall give notice to Pan American of the MAG Meeting and allow Pan American’s representatives and legal counsel to attend the MAG Meeting.
(d)MAG shall advise Pan American as Pan American may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the MAG Meeting, as to the aggregate tally of the proxies received by MAG in respect of the MAG Resolution and any other matters properly brought before the MAG Meeting.
(e)MAG will promptly advise Pan American of any communication (orally or in writing) from any person in opposition to the Arrangement.
(f)MAG will promptly advise Pan American of any written notice of dissent or purported exercise by any MAG Shareholder of Dissent Rights received by MAG in relation to the MAG Resolution and any withdrawal of Dissent Rights received by MAG and, subject to applicable Law, any written communications sent by or on behalf of MAG to any MAG Shareholder who is exercising or purporting to exercise Dissent Rights in relation to the MAG Resolution.
(g)MAG shall, upon the reasonable request by Pan American, deliver to Pan American (i) basic lists of all registered MAG Shareholders and other MAG Securityholders, showing the name and address of each holder and the number of MAG Shares or other securities of MAG held by each such holder, all as shown on the records of MAG or its transfer agent, as of the most recent practicable date and a list of participants in book-based clearing systems, such as CDS & Co., CEDE & Co. and DTC, nominee-registered MAG Shareholders or other MAG Securityholders and non-registered beneficial owner lists that are available to MAG (provided that such list may only be used in the manner prescribed in section 7.1 of NI 54-101), and securities positions, and (ii) from time to time, such additional information, including updated or supplemental lists setting out any changes from the list(s) referred to in this Section 2.4(g) as Pan American may reasonably request.
(h)MAG shall not, except as required for quorum purposes, as required by Law or as otherwise permitted under this Agreement, adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation), or fail to call, the MAG Meeting without Pan American’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, other than as directed by Pan American in accordance with Section 7.3.3.
(i)MAG shall promptly advise Pan American of any communication (written or oral) received by MAG from the TSX, the NYSE American, the SEC, any of the Securities Authorities or any other Governmental Entity in connection with the MAG Meeting.
(e)MAG Circular
(a)MAG shall prepare the MAG Circular in compliance with all applicable Laws and file or furnish, as applicable, on a timely basis, and in any event prior to the close of business on the Mailing Deadline, the MAG Circular with respect to the MAG Meeting in all jurisdictions where the same is required to be filed or furnished and mail the same as required by the Interim Order and in accordance with all applicable Laws in all jurisdictions where the same is required to be mailed. If necessary, MAG shall, in consultation with Pan American abridge the timing contemplated by NI 54-101, as provided in section 2.20 thereof (provided, however, that for greater certainty, the foregoing obligation shall not extend to the making of an application for a waiver or exemption from the requirements of NI 54-101).
(b)MAG shall ensure that the MAG Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the MAG Circular shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to and provided by Pan American for inclusion in the MAG Circular) and shall provide MAG Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the MAG Meeting. Subject to Section 7.2, the MAG Circular shall include (a) the MAG Board Recommendation and a statement that each director and senior officer of MAG intends to vote all of their MAG Shares (including any MAG Shares issued upon the exercise of any MAG Options or issued upon any redemption of any MAG DSUs, MAG PSUs or MAG RSUs) in favour of the MAG Resolution and any other resolution presented at the MAG Meeting required to give effect to the Arrangement, and (b) summaries and copies of the MAG Fairness Opinions. The MAG Circular shall also include such information as may be required to allow MAG and Pan American to rely upon the Section 3(a)(10) Exemption with respect to the issuance of Pan American Shares pursuant to the Arrangement. The content of the MAG Circular shall comply with the terms of this Agreement.
(c)Pan American shall furnish to MAG on a timely basis such information regarding Pan American as may be required by Law or reasonably required by MAG in the preparation of the MAG Circular, and Pan American shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the MAG Circular in order to make any information so furnished or any information concerning Pan American, as the case may be, not misleading in light of the circumstances in which it is disclosed.
(d)Pan American shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the MAG Circular and to the identification in the MAG Circular of each such advisor.
(e)Pan American and its legal counsel shall be given a reasonable opportunity to review and comment on the MAG Circular, prior to the MAG Circular being printed, mailed to MAG Securityholders and filed with the Securities Authorities or furnished to the SEC, and reasonable consideration shall be given to any comments made by Pan American and its counsel, provided that all information relating solely to Pan American included in the MAG Circular, and any information describing the terms and conditions of this Agreement, the MAG Voting Agreements or the Plan of Arrangement, shall be in form and content satisfactory to Pan American, acting reasonably. Pan American and its legal counsel shall provide any comments with respect to the MAG Circular in a timely manner. MAG shall provide Pan American with a final copy of the MAG Circular prior to its mailing to the MAG Securityholders.

(f)Each of the Parties shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Pan American, only in respect of information relating to Pan American) that the MAG Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the MAG Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the MAG Circular, as required or appropriate, and MAG shall promptly mail or otherwise publicly disseminate any amendment or supplement to the MAG Circular to the MAG Securityholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities, and furnish the same to the SEC, and as otherwise required.
(g)MAG shall promptly advise Pan American of any communication (written or oral) received by MAG from the TSX, the NYSE American, the SEC, any of the Securities Authorities or any other Governmental Entity in connection with the MAG Circular.
(f)Final Order
If:
(a)the Interim Order is obtained; and
(b)the MAG Resolution is passed at the MAG Meeting by MAG Shareholders, as provided for in the Interim Order and as required by applicable Law,
MAG shall as soon as reasonably practicable thereafter and in any event within three (3) Business Days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to subsection 291(4) of the BCBCA.
(g)Court Proceedings
Subject to the terms of this Agreement, MAG will diligently pursue, and Pan American will cooperate with and reasonably assist MAG in seeking both the Interim Order and the Final Order, including by providing MAG on a timely basis any information regarding Pan American reasonably required to be supplied by Pan American in connection therewith. MAG will provide legal counsel to Pan American with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. MAG will also provide legal counsel to Pan American on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on MAG or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, MAG will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except with Pan American’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Pan American to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Pan American’s obligations set forth in any such filed or served materials or under this Agreement. In addition, MAG will not object to legal counsel to Pan American making such submissions on the hearing of the applications for the Interim Order or the Final Order as such counsel considers appropriate; provided, that MAG is advised of the nature of any submissions prior to such hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. MAG will also oppose any appearance, proposal or motion from any third party on the hearing of the motion for the Interim Order and the application for the Final Order which is inconsistent with this Agreement or the Plan of Arrangement. If at any time after the issuance of the Final Order and prior to the Effective Date, MAG is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with Pan American.
(h)Incentive Plan Matters
The Parties acknowledge and agree that (i) all outstanding MAG Options (whether vested or unvested) shall unconditionally vest and be exercisable immediately prior to the Effective Time in accordance with the terms of MAG Option Plan and (ii) all outstanding MAG Incentive Securities shall be treated in accordance with the provisions of the Plan of Arrangement and MAG shall take all such steps as may be necessary or desirable to give effect to the foregoing.
(i)Effect of the Arrangement and Effective Date
Subject to the satisfaction or, where not prohibited and subject to applicable Law, the waiver of the conditions set forth in Article 6 by the applicable Party for whose benefit such conditions exist (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist), upon the MAG Resolution having been approved and adopted by the MAG Shareholders at the MAG Meeting in accordance with the Interim Order and MAG obtaining the Final Order, the Arrangement shall be effective at the Effective Time on the Effective Date. From and after the Effective Time, the Plan of Arrangement shall have effect as provided by applicable Law, including the BCBCA. The closing of the transactions contemplated hereby shall take place at the offices of Borden Ladner Gervais LLP in Vancouver, or at such other location as may be agreed upon by the Parties.
(j)Payment of Consideration
Pan American shall, following receipt of the Final Order and no later than one Business Day prior to the Effective Time, ensure that the Depositary has been provided with sufficient cash and Pan American Shares in escrow to pay the aggregate Consideration to be paid to the MAG Shareholders pursuant to the Arrangement. For greater certainty, Pan American shall not be required pursuant to this Section 2.10 to provide or deposit in escrow with the Depositary prior to the Effective Date any cash or Pan American Shares as Consideration for the MAG Shares held by MAG Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection.

(k)Preparation of Key Regulatory Approval Filings
As soon as reasonably practicable after the date of this Agreement, Pan American and MAG shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.
(l)Preparation of Competition Approval Filings
(a)Canadian Competition Approval Filings. As soon as reasonably practicable after the date of this Agreement, Pan American or an affiliate of Pan American shall submit a request to the Commissioner for an Advance Ruling Certificate and/or a No Action Letter together with a waiver of the obligation to notify pursuant to paragraph 113(c) of the Competition Act in respect of the transactions contemplated by this Agreement. If an Advanced Ruling Certificate or a No Action Letter together with a waiver of the obligation to notify under paragraph 113(c) of the Competition Act has not been obtained within ten (10) Business Days after the filing of the request, either Party may, at any time thereafter, notify the other Party that it intends to file a premerger notification in respect of the transactions contemplated by this Agreement. Upon the provision of such notice, both Parties shall prepare and file their respective premerger notification forms in accordance with Part IX of the Competition Act as promptly as practicable but in any event within ten (10) Business Days following the date on which the notifying Party notified the other Party of its intention to file such notification. Pan American and MAG shall share equally in the payment of the fee in respect of submitting filings to obtain Canadian Competition Approval.
(b)COFECE Approval. As soon as reasonably practicable after the date of this Agreement, the Parties shall each make a premerger notification filing in respect of the transactions contemplated by this Agreement with COFECE.
(m)Announcement and Shareholder Communications
MAG and Pan American shall jointly publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties, the text and timing of such announcement to be approved by MAG and Pan American in advance, acting reasonably. Pan American and MAG agree to co-operate in the preparation of presentations, if any, to MAG Securityholders regarding the Plan of Arrangement, and no Party shall:
(a)issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld or delayed); or
(b)make any filing with any Governmental Entity with respect thereto without prior consultation with the other Parties;
provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, provided that the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.
(n)Withholding Taxes
Pan American, MAG and the Depositary (in this section, the “payor”), shall each be entitled to deduct or withhold from any Consideration or other amount payable (whether in cash or in kind) or otherwise deliverable to any holder or former holder of MAG Securities (including any payment to Dissenting Shareholders) such amounts as the payor may be required to deduct or withhold therefrom under any applicable Law in respect of Taxes. To the extent that any amounts so deducted or withheld are remitted to the appropriate Governmental Entity when required by Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any holder or former holder of MAG Shares exceeds the cash component, if any, of the Consideration otherwise payable to such holder, the payor may sell or otherwise dispose of such portion of the Consideration or other amount otherwise payable to such holder or former holder in the form of Pan American Shares as is necessary to provide sufficient funds (after deducting commissions payable, fees and other reasonable costs and expenses) to enable the payor to comply with such deduction and/or withholding requirements, and the payor shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person. Any such sale will be made in accordance with applicable Laws and at prevailing market prices, and Pan American shall not be under any obligation to obtain a particular price, or indemnify any person, in respect of a particular price, for the portion of the Pan American Shares or other securities, as applicable, so sold. No payor will be liable for any loss arising out of any sale arising under this Section 2.14.
(o)Adjustments to Consideration
(a)If, between the date of this Agreement and the Effective Time, MAG sets a record date, or otherwise declares, sets aside or pays any extraordinary dividend or distribution, then: (i) to the extent that the amount of such dividends or distributions per MAG Share does not exceed the cash portion of the Consideration, the cash portion of the Consideration shall be reduced by an equivalent amount of such dividends or distributions; (ii) to the extent that the amount of such dividends or distributions exceeds the cash portion of the Consideration, but does not exceed the aggregate Consideration, the aggregate Consideration to be paid by Pan American shall be decreased by an equivalent amount of such dividends or distributions and Pan American shall make such adjustments to the Consideration as it determines acting in good faith to be necessary to restore the original agreement of the parties in the circumstances; and (iii) to the extent that the amount of such dividends or distributions exceeds the Consideration, the Consideration shall be reduced to zero and such excess amount shall be placed in escrow for the account of Pan American or another person designated by Pan American. For greater certainty, any MAG Quarterly Dividends issued by MAG shall not be considered an extraordinary dividend.

(b)If, on or after the date of this Agreement, the issued and outstanding Pan American Shares shall have been changed into a different number of shares by reason of any split, consolidation or stock dividend of the issued and outstanding Pan American Shares or if Pan American shall have made an extraordinary dividend or distribution or similar event, then the Consideration to be paid per MAG Share shall be appropriately adjusted to provide to MAG Shareholders the same economic effect as contemplated by this Agreement and the Plan of Arrangement prior to such action and as so adjusted. For greater certainty, dividends issued by Pan American in the ordinary course in accordance with its dividend policy shall not be considered an extraordinary dividend.
3.
REPRESENTATIONS AND WARRANTIES OF MAG
(a)Representations and Warranties
MAG hereby represents and warrants to and in favour of Pan American as follows, except to the extent that such representations and warranties are qualified by the MAG Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that Pan American is relying upon such representations and warranties in connection with the entering into of this Agreement:
(a)Board Recommendation. The MAG Board, after consultation with its financial and legal advisors, has determined unanimously that the Plan of Arrangement is fair to the MAG Shareholders and is in the best interests of MAG and has resolved unanimously to recommend to the MAG Shareholders that they vote in favour of the MAG Resolution (the “MAG Board Recommendation”).
(b)Fairness Opinions. The MAG Board has received oral opinions of the MAG Financial Advisors, which opinions have not been modified, amended, qualified or withdrawn, to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received pursuant to the Plan of Arrangement by the MAG Shareholders (other than Pan American and its affiliates) is fair, from a financial point of view, to such MAG Shareholders (the “MAG Fairness Opinions”).
(c)Organization and Qualification. MAG and each of the MAG Material Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. MAG and each of the MAG Material Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties and assets owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary.
(d)Authority Relative to this Agreement. MAG has the requisite corporate power and capacity to enter into this Agreement and (subject to obtaining the Interim Order, the Final Order and approval of the MAG Shareholders of the MAG Resolution) to perform its obligations hereunder. The execution and delivery of this Agreement by MAG and the performance by MAG of its obligations under this

Agreement have been duly authorized by the MAG Board and no other corporate proceedings on the part of MAG are necessary to authorize the execution and delivery of this Agreement or the performance by MAG of its obligations under this Agreement or the Arrangement pursuant to the Plan of Arrangement, other than the Interim Order, the Final Order, approval of the MAG Board of the MAG Circular and approval of the MAG Resolution by the MAG Shareholders. This Agreement has been duly executed and delivered by MAG and constitutes a legal, valid and binding obligation of MAG, enforceable against MAG in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.
(e)No Violation. None of the execution and delivery of this Agreement by MAG, the performance by MAG of its obligations hereunder or the completion of the Arrangement pursuant to the Plan of Arrangement, or compliance by MAG or any of the MAG Subsidiaries with any of the provisions hereof will:
(i)in any material respect, violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, except in respect of the Key Third Party Consents, any material consent, approval or notice under, or constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material default) under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of MAG or any of the MAG Material Subsidiaries, or result in any material restriction, hindrance, impairment or limitation on the ability of MAG or any of the MAG Material Subsidiaries to conduct their business as and where it is now being conducted or cause any material payment or other obligation to be imposed on MAG or any of the MAG Material Subsidiaries under any of the terms, conditions or provisions of:
(A)their respective notice of articles, articles or other comparable constating documents; or
(B)any material note, bond, mortgage, indenture, loan agreement or deed of trust to which MAG or any of the MAG Material Subsidiaries is a party or any MAG Material Contract;
(ii)subject to obtaining the Key Regulatory Approvals and the Canadian Competition Approval:
(A)result (with or without notice or the passage of time) in a material violation or breach of, or constitute a default under, any provisions of any Law applicable to MAG or any of the MAG Material Subsidiaries or any of their respective properties or assets; or
(B)cause the suspension or revocation of any material Permit currently in effect in respect of MAG or any of the MAG Material Subsidiaries;
(iii)give rise to any rights of first refusal or pre-emptive rights or trigger any change in control provisions or any restrictions or limitation under any material note, bond, mortgage, indenture, loan agreement or deed of trust to which MAG or any of the MAG Material Subsidiaries is a party or MAG Material Contract or under any material Permit held by MAG or any of the MAG Material Subsidiaries; or
(iv)result in the imposition of any material Lien upon any property or assets of MAG or any of the MAG Material Subsidiaries.
(f)Capitalization. The authorized share capital of MAG consists of an unlimited number of MAG Shares. As of the close of business on May 9, 2025, there are 103,463,538 MAG Shares issued and outstanding. In addition, as of the close of business on May 9, 2025, an aggregate of 1,209,536 MAG Shares are issuable upon the exercise of MAG Options, 530,129 MAG Shares are issuable upon the vesting of outstanding MAG DSUs, 446,681 MAG Shares are issuable upon the vesting of outstanding MAG PSUs and 235,653 MAG Shares are issuable upon the vesting of MAG RSUs. Except as disclosed above, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by MAG of any securities of MAG (including MAG Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of MAG (including MAG Shares). All outstanding MAG Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all MAG Shares issuable upon the exercise of the MAG Options or redemption of MAG DSUs, MAG PSUs and MAG RSUs in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. Schedule 3.1(f) of the MAG Disclosure Letter sets forth, as of the date hereof, the holders of all MAG Incentive Securities and the number, exercise prices (if applicable), vesting provisions and expiration dates of each grant to such holders. There are no securities of MAG or of any of the MAG Subsidiaries outstanding which have the right to vote generally (or, other than the MAG Incentive Securities, are convertible into, or exchangeable or exercisable for, or may vest into, securities having the right to vote generally) with the MAG Shareholders on any matter. There are no outstanding contractual or other obligations of MAG to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of the MAG Material Subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of MAG or any of the MAG Subsidiaries having the right to vote with the MAG Shareholders on any matters.
(g)Shareholder and Similar Agreements. None of MAG or the MAG Material Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding securities of MAG or the MAG Material Subsidiaries.
(h)Reporting Status and Securities Laws Matters. MAG is a “reporting issuer”, is in compliance in all material respects with applicable Securities Laws in Canada and is not on the list of reporting issuers in default under applicable Canadian provincial and territorial Securities Laws, in all of the provinces and territories of Canada. The MAG Shares are registered under Section 12(b) of the U.S. Exchange Act and MAG is in compliance in all material respects with applicable Securities Laws in the United States. No delisting, suspension of trading in or cease trading order with respect to any securities of MAG and, to the knowledge of MAG, no inquiry or investigation (formal or informal) of MAG or the MAG Public Disclosure Record by any Securities Authority or the SEC, is in effect or ongoing or, to the knowledge of MAG, threatened or expected to be implemented or undertaken. The MAG Shares are listed and posted for trading on the TSX and the NYSE American and are not listed or quoted on any market other than the TSX and the NYSE American. MAG is in compliance in all material respects with applicable requirements of the TSX and the NYSE American.
(i)Ownership of Subsidiaries. MAG does not have any subsidiaries but for the MAG Subsidiaries. The only material subsidiaries of MAG are the MAG Material Subsidiaries. All of the issued and outstanding shares of capital stock and other ownership interests in each of the MAG Material Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests are legally and beneficially owned, directly or indirectly, by MAG free and clear of all Liens and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other ownership interests in or material assets or properties of a MAG Material Subsidiary, other than pursuant to a Contemplated Reorganization Transaction under Section 5.7. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any of the MAG Material Subsidiaries to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into, or exchangeable or exercisable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any of the MAG Material Subsidiaries.
(j)Key Regulatory Approvals. Other than the Key Regulatory Approvals, the Canadian Competition Approval, any approvals required by the Interim Order or Final Order and any filings with the Securities Authorities, the SEC, the TSX and the NYSE American, there are no approvals required from, or notices required to be given to, any Governmental Entity which would prevent or materially delay consummation by MAG of the transactions contemplated by this Agreement and the Arrangement.
(k)Consents. There are no consents or waivers required from any party under any MAG Material Contract to which MAG or the MAG Subsidiaries are a party in order for MAG to proceed with the completion of the transactions contemplated by this Agreement and the Arrangement.
(l)Public Filings. Except as may be required in connection with the transactions contemplated by this Agreement, MAG has filed or furnished, as applicable, all documents in the MAG Public Disclosure Record required to be filed or furnished by it in accordance with applicable Securities Laws and the requirements of the TSX and the NYSE American. All such documents and information comprising the MAG Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws and the applicable policies of the TSX and the NYSE American relating to continuous disclosure requirements. MAG has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement, remains confidential. Since January 1, 2023, there has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in relation to MAG, except for (i) changes in material facts or material changes that are reflected in a document included in the MAG Public Disclosure Record, and (ii) this Agreement and the transactions contemplated hereby.
(m)MAG Financial Statements.
(i)MAG’s audited financial statements as at and for the financial years ended December 31, 2024 and December 31, 2023 (including the notes thereto and the report of the auditors thereon) (the “MAG Financial Statements”) were prepared in accordance with IFRS consistently applied and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of MAG and the MAG Subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of MAG and the MAG Subsidiaries on a consolidated basis. There has been no material change in MAG’s accounting policies since December 31, 2024, except as disclosed in the MAG Public Disclosure Record or as required by IFRS.
(ii)The management of MAG has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by MAG in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by MAG in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to MAG’s management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.
(iii)MAG maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of MAG and the MAG Subsidiaries; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of MAG and the MAG Subsidiaries are being made only with authorizations of management and directors of MAG and the MAG Subsidiaries, as applicable; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of MAG or the MAG Subsidiaries that could have a material effect on its financial statements.
(iv)To the knowledge of MAG: (a) there are no material weaknesses in the design and implementation or maintenance of its internal control over financial reporting of MAG that are reasonably likely to adversely affect the ability of MAG to record, process, summarize and report financial information; and (b) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of MAG.
(v)Since December 31, 2024, neither MAG nor any of the MAG Subsidiaries nor, to MAG’s knowledge, any director, officer, employee, auditor, accountant or representative of MAG or any of the MAG Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of MAG or any of the MAG Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that MAG or any of the MAG Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the MAG Board.
(n)Books and Records. The financial books, records and accounts of MAG and the MAG Subsidiaries (other than the Juanicipio Entities), and, to MAG’s knowledge, of the Juanicipio Entities, in all material respects: (i) have been maintained, in the case of MAG in accordance with IFRS, and in the case of the MAG Subsidiaries in accordance with generally accepted accounting principles of their respective governing jurisdictions, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of MAG and the MAG Subsidiaries, and (iii) accurately and fairly reflect the basis for the MAG Financial Statements. The corporate records and minute books for each of MAG and the MAG Subsidiaries (other than the Juanicipio Entities), and, to MAG’s knowledge, of the Juanicipio Entities, contain, in all material respects, complete and accurate minutes of all meetings and resolutions of the directors and shareholders of MAG and each of the MAG Subsidiaries held and/or passed, as applicable, since their incorporation or amalgamation, as the case may be.
(o)No Undisclosed Liabilities. Other than as disclosed in the most recent MAG Financial Statements filed, or furnished, as applicable, on SEDAR+ and EDGAR, as incurred in the ordinary course of business since the date of such financial statements, or as disclosed in this Agreement, MAG and the MAG Subsidiaries have no outstanding indebtedness or liabilities in excess of US$5,000,000 and are not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the material obligations, liabilities or indebtedness of any person.
(p)No MAG Material Adverse Effect. Since December 31, 2024, there has been no MAG Material Adverse Effect, and no effect, change, development, event or occurrence that would, individually or in the aggregate, reasonably be expected to cause a MAG Material Adverse Effect.
(q)No Dividend or Distribution. Since December 31, 2024, except as disclosed in the MAG Public Disclosure Record prior to the date of this Agreement and except for any MAG Quarterly Dividends which may be declared and paid prior to the Effective Time, there has been no dividend or distribution of any kind declared, paid or made by MAG on any MAG Shares.
(r)Contracts. Schedule 3.1(r) of the MAG Disclosure Letter includes a complete and accurate list of: (i) all MAG Material Contracts, other than the MAG Material Contracts to which any Juanicipio Entity is a party (the “Juanicipio Material Contracts”); and (ii) all Juanicipio Material Contracts which MAG has knowledge of. All MAG Material Contracts are in full force and effect, and MAG or the MAG Subsidiaries that are parties thereto are entitled to all rights and benefits thereunder in accordance with the terms thereof. MAG has made available in the Data Room Information true and complete copies of all MAG Material Contracts. To the extent they are parties thereto, all of the MAG Material Contracts, are valid and binding obligations of MAG or the MAG Subsidiaries enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. To the extent that they are parties thereto, MAG and the MAG Subsidiaries have complied in all material respects with all terms of such MAG Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of MAG or any of the MAG Subsidiaries or, to the knowledge of MAG or any of the MAG Subsidiaries, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the MAG Material Contracts. As at the date of this Agreement, neither MAG nor any of the MAG Subsidiaries has received, written notice that any party to a MAG Material Contract intends to cancel, terminate or otherwise modify in any material respect or not renew such MAG Material Contract, and to the knowledge of MAG or any of the MAG Subsidiaries, no such action has been threatened. Neither MAG nor any of the MAG Subsidiaries is a party to any MAG Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of MAG or any of the MAG Subsidiaries.
(s)Litigation. There are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of MAG, threatened affecting MAG or any of the MAG Subsidiaries or affecting any of the MAG Concessions, property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which, if adversely determined, would, individually or in the aggregate, result in actual or contingent obligations or entitlements of MAG or any of the MAG Subsidiaries of more than US$5,000,000. Neither MAG nor any of the MAG Subsidiaries nor their respective assets or properties is subject to any outstanding material judgement, order, writ, injunction or decree which, individually or in the aggregate, could result in actual or contingent obligations or entitlements of MAG or any of the MAG Subsidiaries of more than US$5,000,000 or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.
(t)Taxes.
(i)Each of MAG, the MAG Subsidiaries (excluding the Juanicipio Entities) and, to MAG’s knowledge, the Juanicipio Entities has timely filed all material Returns required to be filed by them prior to the date of this Agreement, and all such Returns are complete and correct in all material respects.
(ii)No material penalty or Tax has been imposed on MAG or any of the MAG Subsidiaries for failing to duly and timely comply with all permanent and transactional informational regimes and other formal duties relating to Taxes required by Law.
(iii)Each of MAG, the MAG Subsidiaries (excluding the Juanicipio Entities) and, to MAG’s knowledge, the Juanicipio Entities has paid on a timely basis all Taxes which are due and payable by them on or before the date of this Agreement (whether or not assessed) and all assessments and reassessments of Taxes, other than those which are not material or which are being or have been contested in good faith and in respect of which reserves have been provided in the MAG Financial Statements.
(iv)No audit, examination, action, claim, investigation, deficiency, litigation or proposed adjustment has been asserted, is under review, or, to the knowledge of MAG, pending or threatened with respect to material Taxes of MAG or any of the MAG Subsidiaries. Neither MAG nor any of the MAG Subsidiaries (excluding the Juanicipio Entities) nor, to MAG’s knowledge, the Juanicipio Entities, is a party to any action or proceeding for assessment or collection of material Taxes and no such event has been asserted or, to the knowledge of MAG, threatened.
(v)To the knowledge of MAG, no claim has been made by any Governmental Entity in a jurisdiction where MAG or any of the MAG Subsidiaries does not file Returns that MAG or any of the MAG Subsidiaries is or may be subject to Tax by that jurisdiction.
(vi)To the knowledge of MAG, no tax enforcement proceedings are currently initiated against MAG or any of the MAG Subsidiaries for failing to timely pay Taxes reported in any Returns.
(vii)To the knowledge of MAG, there are no material Liens in respect of Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of MAG or any of the MAG Subsidiaries.
(viii)MAG, each of the MAG Subsidiaries (excluding the Juanicipio Entities) and, to MAG’s knowledge, the Juanicipio Entities has withheld or collected all material amounts required to be withheld or collected by it on account of Taxes of their own or in respect of payments to third parties and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.
(ix)There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from MAG, any of the MAG Subsidiaries (excluding the Juanicipio Entities) or, to MAG’s knowledge, the Juanicipio Entities, for any taxable period and no request for any such waiver or extension is currently pending.

(x)No notices of determination of loss from any Governmental Entity to MAG, any of the MAG Subsidiaries (excluding the Juanicipio Entities) or, to MAG’s knowledge, the Juanicipio Entities have been requested by or issued to MAG or any of the MAG Subsidiaries. None of MAG, any of the MAG Subsidiaries (excluding the Juanicipio Entities) or, to MAG’s knowledge, the Juanicipio Entities, has requested, received or entered into any advance Tax rulings or advance pricing agreements from or with any Governmental Entity.
(xi)MAG has included in the Data Room Information correct and complete copies of all material Returns of MAG and the MAG Subsidiaries (other than the Juanicipio Entities) and material ancillary documents, for which the applicable statutory periods of limitations have not expired.
(xii)Except to the extent permissible by Law, none of MAG or any of the MAG Subsidiaries has been involved in any corporate, commercial or other arrangement or structure for the purpose of avoiding the payment of any material amount of Taxes or taken advantage of any amnesty regarding Taxes.
(xiii)No material payments are due or will become due by MAG, any of the MAG Subsidiaries (excluding the Juanicipio Entities) or, to MAG’s knowledge, the Juanicipio Entities, pursuant to any Tax indemnification agreements made in connection with a sale of shares, sale transfer or swap of assets or any kind of past or future commercial or corporate transaction.
(xiv)Each of MAG, the MAG Subsidiaries (excluding the Juanicipio Entities) and, to MAG’s knowledge, the Juanicipio Entities has duly and timely collected all material amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted in all material respects to the appropriate Governmental Entity any such amounts required by Law to be remitted by it. All input tax credits claimed by MAG and each of the MAG Subsidiaries pursuant to the Excise Tax Act (Canada) have been proper, correctly calculated and documented in accordance with the requirements of the Excise Tax Act (Canada).
(xv)MAG and each of the MAG Subsidiaries carrying on business in Canada is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and any provincial sales tax equivalent.
(xvi)Neither MAG nor any of the MAG Subsidiaries (excluding the Juanicipio Entities) nor, to MAG’s knowledge, the Juanicipio Entities have ever, directly or indirectly, transferred any property to, or supplied any services to, or acquired any property or services from a non-resident of Canada (within the meaning of the Tax Act) with whom they were not dealing at arm’s length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of transfer, supply or acquisition of the property or services. MAG and the MAG Subsidiaries have made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) and (b) of the Tax Act and none of MAG or the MAG Subsidiaries have entered into any transactions to which subsection 247(2) or (3) of the Tax Act may reasonably be expected to apply.
(xvii)There are no circumstances in which MAG or any of the MAG Subsidiaries could be liable under section 160 of the Tax Act for the Taxes of another person.
(xviii)None of MAG or the MAG Subsidiaries has received any requirement from any Governmental Entity pursuant to Section 224 of the Tax Act which remains unsatisfied in any respect.
(xix)There are no circumstances existing, to the knowledge of MAG, which would result in the application of section 17, section 78, sections 80 to 80.04 or subsection 90(6) of the Tax Act, or any equivalent provision under provincial Law, to MAG or any of the MAG Subsidiaries.
(xx)The MAG Shares are not “taxable Canadian property” as defined by the Tax Act.
(xxi)None of MAG or the MAG Subsidiaries has had an obligation to file an information return in respect of any transaction that is a “reportable transaction” or “notifiable transaction” as defined for purposes of section 237.3 or 237.4 of the Tax Act, or that is subject to the provisions of any similar federal, provincial or foreign Law.
(u)Property.
(i)The MAG Concessions are the only mineral tenures that MAG or any of the MAG Subsidiaries have any legal or equitable interest in and that are required to conduct MAG’s or any of the MAG Material Subsidiaries’ business as currently or proposed to be conducted.
(ii)The MAG Lands are the only interests in real property (other than the MAG Concessions and the MAG Office Leases) that MAG or any of the MAG Subsidiaries have any legal or equitable interest in.
(iii)Each of the MAG Concessions and MAG Lands is in good standing in all material respects in accordance with applicable Laws and is held by MAG or one of the MAG Material Subsidiaries free and clear of all material Liens, and no person has any agreement or right to acquire an interest in such assets. Schedule 3.1(u) of the MAG Disclosure Letter sets out an up to date, true and accurate list in all material respects of:
(A)the interest of MAG and the MAG Subsidiaries in each of the MAG Concessions and the MAG Lands;
(B)the agreement, document or deed pursuant to which such MAG Concessions and MAG Lands were acquired by MAG or the MAG Subsidiaries;
(C)information of recordation of the MAG Concessions or the MAG Lands, if applicable, with the corresponding public registry; and

(D)a map representing the area covered by the MAG Concessions and the MAG Lands.
(iv)MAG or one of the MAG Material Subsidiaries has exclusive possession of, and the exclusive right to deal with, the MAG Concessions and MAG Lands.
(v)There are no mineral royalty or finder’s fee obligations, metals streaming obligations or similar obligations affecting the MAG Concessions or the MAG Lands or the production or profits therefrom and no other person has any right to acquire any interest in such obligations.
(vi)Each MAG Concession has been properly filed, located, granted and recorded in compliance with applicable Laws in all material respects and are comprised of valid and subsisting mining, mineral or exploration rights and the MAG Concessions do not overlap with any third-party rights that may enable any such third party to explore or exploit any substance in the same area.
(vii)Neither MAG nor any of the MAG Subsidiaries have requested the reduction or modification of the MAG Concessions or modification of the titles of the MAG Concessions, nor has started any administrative proceeding before any Governmental Entity whose determination may result in modification, change or affect in any way the perimeter, surface location or any other right comprising the MAG Concessions.
(viii)Any and all assessment work required to have been performed and filed in respect of the MAG Concessions as of the date of this Agreement has been performed and filed in all material respects.
(ix)All material mining fees, Taxes and other payments required to have been paid in respect of the MAG Concessions as of the date of this Agreement have been paid.
(x)Any and all material filings required to have been filed in respect of the MAG Concessions as of the date of this Agreement have been filed.
(xi)Neither MAG nor any of the MAG Subsidiaries have received any notification from any Governmental Entity requesting payment or compliance with the filing of work assessment reports or statistical or technical reports, or that the MAG Concessions will be or have been limited, cancelled, nullified or subject to review by a Governmental Entity.
(xii)MAG or the MAG Subsidiaries have all the surface rights from landowners or Governmental Entities permitting the entry and use of land by MAG and such subsidiaries over which the MAG Concessions or other assets related to their operations are located and, to the knowledge of MAG, there is no illegal occupation of such MAG Lands by any person.
(xiii)No person other than MAG and the MAG Subsidiaries has any material interest in the MAG Concessions or the MAG Lands.

(xiv)There are no back-in rights, earn-in rights, rights of first refusal, rights of first offer, option rights, royalty rights, finder’s fee rights, contingent bonuses or similar contingent rights based on production, rights of participation or similar provisions which would materially affect MAG’s or the MAG Material Subsidiaries’ interests in the MAG Concessions.
(xv)There are no adverse claims, actions, suits or proceedings pending or, to the knowledge of MAG, that are threatened, affecting or which could materially affect, or impose material restrictions on, the title to or ownership by MAG of the MAG Material Subsidiaries of, or the ability to operate, use, transfer, explore, or exploit, the MAG Concessions or the MAG Lands.
(xvi)Neither MAG nor the MAG Material Subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke MAG’s or any of the MAG Material Subsidiaries’ material interests in the MAG Concessions.
(xvii)No material dispute exists or, to the knowledge of MAG, is pending or threatened in connection with the ownership, access to or use of any MAG Concessions or MAG Lands between MAG or any of the MAG Material Subsidiaries and: (A) any surface landowner; (B) any holder of hydrocarbon rights; (C) any stakeholder; or (D) any Governmental Entity.
(xviii)All mines located in or on the MAG Lands, or lands pooled or unitized therewith, which have been abandoned or closed by MAG or any of the MAG Subsidiaries, have been abandoned in accordance with good mining practices and in compliance, in all material respects, with all applicable Laws.
(v)Operational Matters.
(i)Any and all operations of MAG, each of the MAG Material Subsidiaries (excluding the Juanicipio Entities) and, to MAG’s knowledge, the Juanicipio Entities, and, to the knowledge of MAG, any and all operations by third parties, on or in respect of the assets and properties of MAG or any of the MAG Subsidiaries, have been conducted, in all material respects, in a good, workmanlike and efficient manner in accordance with sound mining and other applicable Canadian mining industry standards and practices and in material compliance with applicable Laws; and
(ii)To the knowledge of MAG, there are no material operational, geotechnical or structural issues relating to the operations on the MAG Concessions or MAG Lands.
(w)Mineral Reserves and Resources. MAG is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby. The most recent estimated proven and probable mineral reserves and indicated, measured and inferred mineral resources disclosed in the MAG Public Disclosure Record prior to the date of this Agreement have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other applicable industry standards and in all material respects in accordance with all applicable Laws, including NI 43-101. The information provided by MAG to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of the most recently estimated mineral reserves and mineral resources of MAG and the MAG Subsidiaries from the amounts disclosed in the MAG Public Disclosure Record, other than depletion from ordinary course mining operations.
(x)Technical Report.
(i)The Juanicipio Mine is the only material property of MAG for the purposes of NI 43-101;
(ii)The technical report prepared by P. Salmenmaki, P.Eng., R. Chesher, FAusIMM (CPMET), M. Molavi, P.Eng., J.M. Shannon, P.Geo., C. Stewart, P.Geo. and G. Dominguez, P.E., entitled “Juanicipio Mineral Resources and Mineral Reserves NI 43-101 Technical Report”, dated March 27, 2024, with an effective date of March 4, 2024 (the “MAG Technical Report”) at the time of filing thereof complied in all material respects with the requirements of NI 43-101, was prepared in accordance with accepted mining, engineering, geoscience and other applicable industry standards and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.
(iii)To the knowledge of MAG, it made available to the authors of the MAG Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided. All of the material assumptions underlying the resource and reserve estimates in the MAG Technical Report are reasonable and appropriate.
(iv)There has been no change in mineral resources, mineral reserves or economic analysis from the MAG Technical Report that constitutes a material change, in relation to MAG or that otherwise would require the filing of a new technical report under NI 43-101.
(v)All information regarding the MAG Concessions that is required to be disclosed at Law has been disclosed in the MAG Public Disclosure Record on or before the date hereof.
(y)Health and Safety.
(i)Neither MAG nor any of the MAG Subsidiaries has received, or is otherwise aware of, any demand or notice with respect to a material breach of any applicable health and safety Laws.
(ii)There are no claims, investigations or inquiries pending or, to the knowledge of MAG, threatened against MAG or any of the MAG Subsidiaries (or naming MAG or any of the MAG Subsidiaries as a potentially responsible party) based on material non-compliance with any applicable health and safety Laws at any of their operations or facilities currently or formerly owned, leased, licensed or operated by MAG or any of the MAG Subsidiaries.
(iii)No major or fatal accident involving MAG or any of the MAG Subsidiaries has occurred in their operations or facilities currently or formerly owned, leased, licensed or operated by MAG or any of the MAG Subsidiaries, regarding their own employees or third parties employees or contractors.
(iv)Neither MAG nor any of the MAG Subsidiaries has been a party to any pending material sanctioning proceeding, and it has not been fined, by any Governmental Entity due to any material breach of any applicable health and safety Laws.
(z)Cultural Heritage. No archaeological remains have been discovered and no damages to any archaeological remains have been caused as a direct or indirect result of activities undertaken by MAG or any of the MAG Material Subsidiaries on the MAG Concessions or MAG Lands. In addition:
(i)neither MAG nor any of the MAG Subsidiaries has received (or is otherwise aware of) any demand or notice with respect to the material breach of any applicable Cultural Heritage Laws or any order or directive relating to archaeological matters which requires any material work, repairs, construction, or capital expenditures, applicable to MAG or any of the MAG Subsidiaries or any of their business undertakings;
(ii)there are no claims, investigations or inquiries pending or, to MAG’s knowledge, threatened against MAG or any of the MAG Subsidiaries (or naming MAG or any of the MAG Subsidiaries as a potentially responsible party) based on non-compliance with any applicable Cultural Heritage Laws at any of the properties or facilities currently or formerly owned, leased, licensed or operated by MAG or any of the MAG Subsidiaries, including the MAG Concessions and MAG Lands; and
(iii)there are no archaeological surveys, assessments, removals, monitoring and audits that have been performed by MAG or any of the MAG Subsidiaries or by others who have furnished a copy to MAG or any of the MAG Subsidiaries with respect to any property or facility currently or formerly owned, leased, licensed or operated by MAG or any of the MAG Subsidiaries including the MAG Concessions and MAG Lands.
(aa)Expropriation. No written notice or proceeding in respect of the taking, condemnation or expropriation by any Governmental Entity of any material part of the property or assets of MAG or any of the MAG Subsidiaries, including the MAG Concessions and MAG Lands has been given or commenced, nor, to the knowledge of MAG, is any such proceeding or notice threatened.
(ab)Permits. MAG and each of the MAG Material Subsidiaries has obtained, and is in compliance in all material respects with, all Permits required by applicable Laws or necessary to conduct its current business as is now being conducted. To the knowledge of MAG, there are no facts, events or circumstances that would reasonably be expected to result in a revocation of, or failure to renew in the ordinary course, such Permits as are necessary to conduct MAG’s or any of the MAG Material Subsidiaries’ current business as is now being conducted, except for such revocations or failure to renew which, individually or in the aggregate, would not result in a MAG Material Adverse Effect.
(ac)Intellectual Property.
(i)Except as would not have a MAG Material Adverse Effect, all Intellectual Property owned by MAG and the MAG Subsidiaries has been created in whole or in part by current or past employees, consultants or independent contractors and any rights therein of such persons have been irrevocably assigned in writing, pursuant to valid and enforceable agreements, to MAG or the MAG Subsidiaries; and
(ii)there is no action, suit, proceeding or claim pending or, to the knowledge of MAG, threatened by others challenging MAG’s or the MAG Subsidiaries’ rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by MAG or the MAG Subsidiaries which is used for the conduct of MAG’s or its the MAG Subsidiaries’ business as currently carried on or proposed to be carried on. To the knowledge of MAG, the conduct of its business, as currently carried on, does not infringe, misappropriate, otherwise violate any third party intellectual property rights, that would, individually or in the aggregate, reasonably be expected to cause a MAG Material Adverse Effect.
(ad)Environmental Matters. To the knowledge of MAG, each of MAG and the MAG Subsidiaries and their respective businesses, operations, and properties:
(i)is in compliance in all respects with all Environmental Laws, except as would not, individually or in the aggregate, have a MAG Material Adverse Effect;
(ii)are in possession of all material Environmental Permits that are required to own, lease and operate their respective businesses, operations, and properties,
(iii)are in compliance in all respects with all Environmental Permits, except as would not, individually or in the aggregate, have a MAG Material Adverse Effect;
(iv)has not received any order, request or notice from any person alleging a material violation of any Environmental Law;
(v)(A) is not a party to any material litigation or administrative proceeding, nor to MAG’s knowledge is any material litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (B) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to material damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other material response by it pursuant to applicable Environmental Laws, and (C) is not subject to any material judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a material matter arising under any Environmental Laws;
(vi)there are no changes in the status, terms or conditions of any Environmental Permits held by MAG or any of the MAG Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Environmental Permits, or any review by, or approval of, any Governmental Entity of such Environmental Permits that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the operations of MAG and the MAG Subsidiaries as currently conducted, except as would not, individually or in the aggregate, have a MAG Material Adverse Effect; and
(vii)is not involved in operations and does not know of any facts, circumstances or conditions, including the release of any Hazardous Substance that would reasonably be expected to result in any Environmental Liabilities, except as would not, individually or in the aggregate, have a MAG Material Adverse Effect.
(ae)Employee Benefits.
(i)MAG and each of the MAG Subsidiaries (excluding for this purpose the Juanicipio Entities) has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, share appreciation rights, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon MAG or any of the MAG Subsidiaries (excluding for this purpose the Juanicipio Entities) or in respect of which MAG or any of the MAG Subsidiaries (excluding for this purpose the Juanicipio Entities) has any actual or potential liability (collectively, the “MAG Benefit Plans”) and with all applicable Laws and collective bargaining agreements relating thereto and neither MAG nor any of the MAG Subsidiaries has any material liability under the MAG Benefit Plans.
(ii)Schedule 3.1(ee) of the MAG Disclosure Letter sets forth a complete and correct list of the MAG Benefit Plans. Current and complete copies of all written MAG Benefit Plans as amended to date have been included in the Data Room Information.
(af)Labour and Employment.
(i)Schedule 3.1(ff) of the MAG Disclosure Letter sets forth a complete and correct list of all employees and contractors of MAG and each of the MAG Material Subsidiaries (excluding for this purpose the Juanicipio

Entities), and, in respect of the employees and contractors of the MAG Material Subsidiaries (excluding for this purpose the Juanicipio Entities), their titles, service dates and current wages, salaries or hourly rate of pay, and bonus (whether monetary or otherwise).
(ii)Except for those (i) employment contracts with salaried employees of MAG or any of the MAG Material Subsidiaries (excluding for this purpose the Juanicipio Entities) and (ii) contracts with contractors of MAG and any of the MAG Material Subsidiaries (excluding for this purpose the Juanicipio Entities) identified in Schedule 3.1(ff) of the MAG Disclosure Letter, there are no written or oral contracts of employment entered into with any such employees or contractors. No employee, contractor, officer or director of MAG or any of the MAG Subsidiaries (excluding for this purpose the Juanicipio Entities) is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive under such agreement or provision as a result of the Arrangement:
(A)any payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) or increase any benefits otherwise payable;
(B)any increase in the rate of, or acceleration of the time of payment or vesting of, wages, salaries, commissions, bonuses, incentive compensation or other remuneration, severance entitlement, or benefits otherwise payable; or
(C)result in the acceleration of the time of payment or vesting of any benefits or entitlements otherwise available pursuant to any MAG Benefit Plan.
(iii)Neither MAG nor any of the MAG Subsidiaries is subject to any collective agreement, either directly or by operation of law, with any trade union or association which may qualify as a trade union. There are no outstanding or, to the knowledge of MAG, threatened, labour tribunal (administrative or judicial) proceedings of any kind related to any labour or employment obligation under any applicable Laws, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of MAG or any of the MAG Subsidiaries. No material claim relating to termination of employment with MAG or the MAG Subsidiaries is pending or, to the knowledge of MAG, threatened. To the knowledge of MAG, there are no threatened or apparent union organizing activities involving employees of MAG or any of the MAG Subsidiaries nor is MAG or any of the MAG Subsidiaries currently negotiating any collective agreement.
(iv)No labour strike, lock-out, slowdown or work stoppage is pending or, to the knowledge of MAG, threatened against or directly affecting MAG, the MAG Subsidiaries or any of their facilities.
(v)All amounts due or accrued for all salary, wages, commissions, bonuses, vacation pay and benefits under the MAG Benefit Plans to the employees and contractors of MAG and the MAG Subsidiaries for the period up to

April 30, 2025 have either been paid or are accurately reflected in MAG’s financial books and records.
(vi)Neither MAG nor any of the MAG Subsidiaries currently sponsors, maintains, contributes to or has any liability under, nor has ever sponsored, maintained, contributed to or incurred any liability under a “registered pension plan” or a “retirement compensation arrangement”, each as defined under the Tax Act, a “pension plan” as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for employees or former employees of MAG or any of the MAG Subsidiaries.
(vii)Each of MAG and the MAG Subsidiaries is in material compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, wages, hours of work, overtime, occupational health and safety, workers compensation, human rights and privacy. Neither MAG nor any of the MAG Subsidiaries is subject to any outstanding, pending or, to the knowledge of MAG, threatened, grievance, complaint, investigation, order, claim of wrongful dismissal, constructive dismissal, unfair labour practice, human rights violation or any other similar dispute relating to employment or termination of employment or relationships with employees, consultants or independent contractors and there is no basis for such grievance, complaint, investigation, order or claim. No event has occurred that, with the notice or lapse of time or both, would constitute a breach, violation or default of such terms and conditions of employment and Laws by MAG or any of the MAG Subsidiaries.
(viii)MAG and the MAG Subsidiaries have withheld from each payment made to any of its present or former employees, contractors, officers or directors, or to other persons, all material amounts required by Law to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes, workers compensation and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Entity.
(ix)All independent contractors retained or used by MAG have been properly classified, and MAG has not received any notice challenging the classification of any independent contractors from any Governmental Entity.
(ag)Compliance with Laws. MAG and the MAG Subsidiaries have complied in all material respects with and are not in violation in any material respect of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, result in a MAG Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.
(ah)Winding Up. No order has been made, petition presented or meeting convened for the purpose of winding up of MAG or any of the MAG Subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of MAG or any of the MAG Subsidiaries are distributed amongst the creditors, shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings.
(ai)Administration and Receivership. To the knowledge of MAG, no person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to MAG or any of the MAG Subsidiaries, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets or undertaking of MAG or any of the MAG Subsidiaries nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a person appointed by any Governmental Entity).
(aj)Voluntary Arrangement, Etc. Neither MAG nor any of the MAG Material Subsidiaries has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.
(ak)Related Party Transactions. There are no Contracts or other transactions currently in place between MAG or any of the MAG Subsidiaries, on the one hand, and, on the other hand with: (i) any MAG Shareholder of record owning five percent (5%) or more of the MAG Shares; (ii) to the knowledge of MAG, any beneficial owner of five percent (5%) or more of the MAG Shares; (iii) any officer or director of MAG or any of the MAG Subsidiaries; or (iv) to the knowledge of MAG, any affiliate or associate of any such, officer, director, MAG Shareholder of record or beneficial owner.
(al)Registration Rights. No MAG Shareholder has any right to compel MAG to register or otherwise qualify the MAG Shares (or any of them) for public sale or distribution.
(am)Restrictions on Business Activities. There is no arbitral award, judgment, injunction, order or decree binding upon MAG or any of the MAG Material Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing in any material respect (i) any business practice, (ii) any acquisition or disposition of property, or (iii) the conduct of the business, as currently conducted.
(an)Shareholder Rights Plan. Other than the MAG Shareholder Rights Plan, there is no shareholder rights plan, “poison pill”, anti-takeover plan, or similar arrangement in effect to which MAG or any of the MAG Subsidiaries is subject, party to or otherwise bound.
(ao)Relationships with Suppliers. MAG and the MAG Subsidiaries have not received any written (or to the knowledge of MAG other) notice that any supplier intends to cancel, terminate or otherwise modify or not renew its relationship with MAG or the MAG Material Subsidiaries and, to the knowledge of MAG, no such action has been threatened.
(ap)Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of MAG, other than the MAG Financial

Advisors, the fees and expenses of which are as set forth in their engagement letters (true and complete copies of which has been provided to Pan American).
(aq)Insurance. MAG and the MAG Subsidiaries have in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All such policies of insurance as are listed in Schedule 3.1(qq) of the MAG Disclosure Letter. All insurance maintained by or in respect of MAG or any of the MAG Subsidiaries is in full force and effect and in good standing and MAG will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. Neither MAG nor any of the MAG Subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has MAG or any of the MAG Subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of MAG or any of the MAG Subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost.
(ar)Corrupt Practices Legislation.
(i)Neither MAG nor any of the MAG Subsidiaries, nor, to the knowledge of MAG, any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of MAG or any of the MAG Subsidiaries has offered or given, and MAG is not aware of or does not have any knowledge of any person that has offered or given on its behalf, anything of value to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, any customer or member of any Governmental Entity, or any other person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of any of the following:
(A)influencing any action or decision of such person, in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage for MAG or any of the MAG Subsidiaries in the course of business;
(B)inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist MAG or any of the MAG Subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or
(C)where such payment would constitute a bribe, payoff, influence payment, kickback or illegal or improper payment to assist MAG or the MAG Subsidiary in obtaining or retaining business for, with, or directing business to, any person.
(ii)There have been no actions taken by MAG, any of the MAG Subsidiaries or, to the knowledge of MAG, by any persons on behalf of MAG or any of the MAG Subsidiaries, that would cause MAG or the MAG Subsidiaries or such persons to be in violation of the Corruption of Foreign Public

Officials Act (Canada) or the Foreign Corrupt Practices Act of 1977 (United States) or any similar legislation in any jurisdiction in which MAG or any of the MAG Subsidiaries conduct their business and to which MAG or any of the MAG Subsidiaries may be subject (collectively, the “Corruption Acts”).
(iii)The financial records of MAG and the MAG Subsidiaries have at all times been maintained in compliance with the Corruption Acts.
(iv)There are no proceedings or investigations under the Corruption Acts, Sanctions Laws, or any similar legislation in any jurisdiction in which MAG and the MAG Subsidiaries conduct their business pending against MAG or any of the MAG Subsidiaries, or to the knowledge of MAG, any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of MAG or any of the MAG Subsidiaries, or to the knowledge of MAG, threatened against or affecting, MAG or any of the MAG Subsidiaries or any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of MAG or any of the MAG Subsidiaries.
(as)Anti-Money Laundering. The operations of MAG and the MAG Subsidiaries are in material compliance with the applicable financial record-keeping and reporting requirements of the anti-money laundering and anti-terrorism statutes of all applicable jurisdictions, the rules and regulations thereunder and any applicable related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entities to which MAG or the MAG Subsidiaries are subject, including any applicable provisions of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the “Money Laundering Laws”), and no action, suit, proceeding, investigation or notice by, before or from any Governmental Entity involving MAG or any of the MAG Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of MAG, threatened.
(at)Compliance with Sanction Legislation.
(i)Neither MAG nor any of the MAG Subsidiaries nor, to the knowledge of MAG, any of their respective directors or officers nor, to the knowledge of MAG, any of their respective employees or agents or any person acting on behalf of MAG or any of the MAG Subsidiaries (a “MAG Agent”), is, or is directly or indirectly owned or controlled by, an individual or entity that is currently a listed or designated entity (“Sanctioned Person”) under:
(A)any sanction administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (including, but not limited to, designation as a “specially designated national,” “blocked person” or “foreign sanctions evaders” thereunder and sanctions pursuant to the U.S. Iran Sanctions Act of 1996, Public Law 104-172, as amended by the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, Public Law 111-195) or the U.S. Departments of State and Commerce (“U.S. Economic Sanctions”);
(B)the Special Economic Measures Act, the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law), the

Freezing Assets of Corrupt Foreign Officials Act, Part II.1 of the Criminal Code, the United Nations Act, any regulation promulgated under the aforementioned legislation, or any other similar legislation administered by the Government of Canada (“Canadian Economic Sanctions”);
(C)any similar applicable legislation administered by or promulgated by the United Kingdom, the United Nations Security Council, the European Union or any of its member states, Australia, Singapore or any other relevant sanctions authority (collectively with Canadian Economic Sanctions and U.S. Economic Sanctions, “Sanctions Laws”).
(ii)Neither MAG nor any of the MAG Subsidiaries nor any of their respective directors or officers, nor, to the knowledge of MAG, any of their respective MAG Agents, is or ever has been, directly or indirectly, engaged in any conduct, dealings, or transactions that would violate Sanctions Laws.
(iii)Neither MAG nor any of the MAG Subsidiaries nor any of their respective directors or officers, nor, to the knowledge of MAG, any of their respective MAG Agents, is or has been, directly or indirectly:
(A)dealing in the property owned, controlled, or held by a Sanctioned Person;
(B)providing financial or related services to a Sanctioned Person; or
(C)engaged in any other dealing or transaction with a Sanctioned Person.
(iv)Neither MAG nor any of the MAG Subsidiaries, are located, organized or resident within, or doing business or operating from a country or territory that is, or whose government is, the subject of Sanctions Laws which would prohibit a person or entity resident in or a national of Canada, the United States, the United Kingdom or the European Union from doing business with or in that jurisdiction (for example, and without limiting the foregoing, the Crimea Region of Ukraine).
(v)Neither MAG nor any of the MAG Subsidiaries nor any of their respective directors or officers, nor, to the knowledge of MAG, any of their respective MAG Agents, has received notice of or has knowledge of any claim, action, suit, proceeding or investigation against it with respect to Sanctions Laws by any relevant Governmental Entity.
(vi)The representations and warranties in this paragraph (tt) shall not apply to MAG or any of the MAG Subsidiaries which are incorporated or otherwise formed in Canada or any province or territory thereof, nor to any director, officer, agent or employee of such person, to the extent that the application would result in a violation of or conflict with the Foreign Extraterritorial Measures (United States) Order, 1992 (Canada).
(au)NGOs, Indigenous and Community Groups. No material dispute between MAG or any of the MAG Subsidiaries and any non-governmental organization,

community, community group or Indigenous Group exists or, to the knowledge of MAG, is threatened with respect to any of MAG’s or any of the MAG Subsidiaries’ properties or operations. MAG has provided Pan American and Pan American’s representatives with full and complete access to all material correspondence received by MAG, the MAG Subsidiaries or their representatives from any non-governmental organization, community, community group or Indigenous Group. MAG and the MAG Subsidiaries have, conducted all consultations with Indigenous Groups as required by applicable Laws.
(av)No Further Investment Commitments. Neither MAG nor any of the MAG Subsidiaries has entered into any binding or non-binding agreements with any Governmental Entity, non-governmental organization, community, community group or Indigenous Group, pursuant to which MAG or any of the MAG Subsidiaries has assumed any material investment obligation or any material commitment of any other nature (or created expectations in such regard).
(aw)Sufficient Funds Available. MAG has sufficient funds available to pay (i) prior to the Effective Time, all transaction costs, all payments required pursuant to change of control provisions, all of MAG’s remaining forecast commitments as set forth in the MAG Disclosure Letter, all additional remaining accounts payable and current liabilities of MAG and the MAG Subsidiaries for which MAG is responsible, as determined in accordance with IFRS at the Effective Time; and (ii) if applicable, the Termination Fee.
(ax)Foreign Private Issuer. MAG is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act.
(ay)Not an Investment Company. MAG is not registered or required to be registered as an “investment company” within the meaning of the U.S. Investment Company Act.
(az)COFECE. MAG and the MAG Subsidiaries have complied in all material respects with and are not in material violation of, Mexican Antitrust Law and any other applicable economic competition Laws or regulations in Mexico and their concentrations (as such term is defined in the Mexican Antitrust law) in Mexico have not been subject to an antitrust filing with COFECE during the last 10 (ten) years in accordance with Mexican Antitrust Law.
(ba)HSR. MAG (and all entities “controlled by” MAG for purposes of the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) does not hold assets located in the United States with a fair market value of greater than US$126.4 million and has not made aggregate sales in or into the United States of over US$126.4 million in its most recent fiscal year.
(bb)Ownership of Pan American Shares or other Securities. Neither MAG nor any of its affiliates own any Pan American Shares or any other securities of Pan American.
(b)Survival of Representations and Warranties
The representations and warranties of MAG contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.
4.
REPRESENTATIONS AND WARRANTIES OF PAN AMERICAN
(a)Representations and Warranties
Pan American hereby represents and warrants to and in favour of MAG as follows, except to the extent that such representations and warranties are qualified by the Pan American Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that MAG is relying upon such representations and warranties in connection with the entering into of this Agreement:
(a)Organization and Qualification. Pan American and each of the Pan American Material Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Pan American and each of the Pan American Material Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties and assets owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary.
(b)Authority Relative to this Agreement. Pan American has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by Pan American and the performance by Pan American of its obligations under this Agreement have been duly authorized by the Pan American Board and no other corporate proceedings on the part of Pan American are necessary to authorize the execution and delivery of this Agreement or the performance by Pan American of its obligations under this Agreement or the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by Pan American and constitutes a legal, valid and binding obligation of Pan American, enforceable against Pan American in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.
(c)No Violation. None of the execution and delivery of this Agreement by Pan American, the performance by Pan American of its obligations hereunder or the completion of the Arrangement pursuant to the Plan of Arrangement, or compliance by Pan American or any of the Pan American Material Subsidiaries with any of the provisions hereof will:
(i)in any material respect, violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, except in respect of any Key Third Party Consents, any material consent, approval or notice under, or constitute a material default

(or an event which, with notice or lapse of time or both, would constitute a material default) under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Pan American or any of the Pan American Material Subsidiaries, or result in any material restriction, hindrance, impairment or limitation on the ability of Pan American or any of the Pan American Material Subsidiaries to conduct their business as and where it is now being conducted, or cause any material payment or other obligation to be imposed on Pan American or any of the Pan American Material Subsidiaries, under any of the terms, conditions or provisions of:
(A)their respective notice of articles, articles or other comparable constating documents; or
(B)any material note, bond, mortgage, indenture, loan agreement or deed of trust to which Pan American or any of the Pan American Material Subsidiaries is a party or any Pan American Material Contract;
(ii)subject to obtaining the Key Regulatory Approvals and the Canadian Competition Approval:
(A)result (with or without notice or the passage of time) in a material violation or breach of, or constitute a default under, any provisions of any Law applicable to Pan American or any of its subsidiaries or any of their respective properties or assets; or
(B)cause the suspension or revocation of any material Permit currently in effect in respect of Pan American or any of the Pan American Material Subsidiaries;
(iii)give rise to any rights of first refusal or pre-emptive rights or trigger any change in control provisions or any restrictions or limitation under any such material note, bond, mortgage, indenture, loan agreement or deed of trust to which Pan American or any of the Pan American Material Subsidiaries is a party, any Pan American Material Contract or under any Permit held by Pan American or any of the Pan American Material Subsidiaries; or
(iv)result in the imposition of any material Lien upon any property or assets of Pan American or any of the Pan American Material Subsidiaries.
(d)Capitalization. The authorized share capital of Pan American consists of 800,000,000 of Pan American Shares. As of the close of business on May 9, 2025, there are 362,189,522 Pan American Shares issued and outstanding. In addition, as of the close of business on May 9, 2025, there are 15,600,034 Pan American Shares issuable upon the conversion of Pan American CVRs, 964,830 Pan American Shares are issuable upon the vesting of Pan American RSUs, and 336,009 Pan American Shares are issuable upon the exercise of Pan American Options. Except as disclosed above and as set forth in Schedule 4.1(d) of the Pan American Disclosure Letter, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Pan American of any securities of Pan American (including Pan American Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Pan American (including Pan American Shares) or the Pan American Material Subsidiaries. All outstanding Pan American Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Pan American Shares issuable upon the conversion of Pan American CVRs, the exercise of Pan American Options or the vesting of Pan American RSUs in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. There are no outstanding contractual or other obligations of Pan American to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of the Pan American Material Subsidiaries.
(e)Shareholder and Similar Agreements. None of Pan American or the Pan American Material Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Pan American or the Pan American Material Subsidiaries.
(f)Reporting Status and Securities Laws Matters. Pan American is a “reporting issuer”, is in compliance in all material respects with applicable Securities Laws in Canada and is not on the list of reporting issuers in default under applicable Canadian provincial and territorial Securities Laws in all of the provinces and territories of Canada. The Pan American Shares are registered under Section 12(b) of the U.S. Exchange Act and Pan American is in compliance in all material respects with applicable Securities Laws in the United States. No delisting, suspension of trading in or cease trading order with respect to any securities of Pan American and, to the knowledge of Pan American, no inquiry or investigation (formal or informal) of Pan American or the Pan American Public Disclosure Record by any Securities Authority or the SEC, is in effect or ongoing or, to the knowledge of Pan American, threatened or expected to be implemented or undertaken. The Pan American Shares are listed and posted for trading on the TSX and the NYSE. Pan American is in compliance in all material respects with applicable requirements of the TSX and the NYSE.
(g)Ownership of Subsidiaries. The Pan American Material Subsidiaries are set out in Schedule 4.1(g) of the Pan American Disclosure Letter. Except as set forth in Schedule 4.1(g) of the Pan American Disclosure Letter, all of the issued and outstanding shares of capital stock and other ownership interests in each of the Pan American Material Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests are legally and beneficially owned, directly or indirectly, by Pan American free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other ownership interests in or material assets or properties of each of the Pan American Material Subsidiaries. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any of the Pan American Material Subsidiaries to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into, or exchangeable or exercisable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any of the Pan American Material Subsidiaries.
(h)Key Regulatory Approvals. Other than the Key Regulatory Approvals and filings with the Securities Authorities, the SEC, the Canadian Competition Approval, the TSX and NYSE, there are no approvals required from, or notices required to be given to, any Governmental Entity which would prevent or materially delay consummation by Pan American of the transactions contemplated by this Agreement and the Arrangement.
(i)Investment Canada Act. Pan American is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada).
(j)Consents. There are no consents or waivers required from any party under any Pan American Material Contract to which Pan American or its subsidiaries are a party in order for Pan American to proceed with the completion of the transactions contemplated by this Agreement and the Arrangement.
(k)Public Filings. Except as may be required in connection with the transactions contemplated by this Agreement, Pan American has filed or furnished, as applicable, all documents in the Pan American Public Disclosure Record required to be filed or furnished by it in accordance with applicable Securities Laws or the requirements of the TSX and the NYSE. All such documents and information comprising the Pan American Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws and the applicable policies of the TSX and the NYSE relating to continuous disclosure requirements. Pan American has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement, remains confidential. Since January 1, 2023 there has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in relation to Pan American, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Pan American Public Disclosure Record, and this Agreement and the transactions contemplated hereby.
(l)Pan American Financial Statements.
(i)Pan American’s audited financial statements as at and for the financial years ended December 31, 2024 and December 31, 2023 (including the notes thereto and the report of the auditors thereon) (the “Pan American Financial Statements”) were prepared in accordance with IFRS consistently applied and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Pan American and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Pan American and its subsidiaries on a consolidated basis. There has been no material change in Pan American’s accounting policies since December 31, 2024 except as disclosed in the Pan American Public Disclosure Record or as required by IFRS.

(ii)The management of Pan American has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Pan American in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Pan American in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Pan American’s management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.
(iii)Pan American maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American and its subsidiaries; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Pan American and its subsidiaries are being made only with authorizations of management and directors of Pan American and its subsidiaries, as applicable; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Pan American or its subsidiaries that could have a material effect on its financial statements.
(iv)To the knowledge of Pan American: (a) there are no material weaknesses in the design and implementation or maintenance of its internal control over financial reporting of Pan American that are reasonably likely to adversely affect the ability of Pan American to record, process, summarize and report financial information; and (b) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Pan American.
(v)Since December 31, 2024, neither Pan American nor any of its subsidiaries nor, to Pan American’s knowledge, any director, officer, employee, auditor, accountant or representative of Pan American or any of the Pan American Material Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Pan American or any of the Pan American Material Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Pan American or any of the Pan American Material Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Pan American Board.
(m)Books and Records. The financial books, records and accounts of Pan American and the Pan American Material Subsidiaries, in all material respects: (i) have been maintained, in the case of Pan American in accordance with IFRS, and in the case of its subsidiaries in accordance with generally accepted accounting principles of their respective governing jurisdictions, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Pan American and the Pan American Material Subsidiaries, and (iii) accurately and fairly reflect the basis for the Pan American Financial Statements. The corporate records and minute books for each of Pan American and the Pan American Material Subsidiaries contain, in all material respects, complete and accurate minutes of all meetings and resolutions of the directors and shareholders of Pan American and each of such Pan American Material Subsidiaries held and/or passed, as applicable, since their incorporation, amalgamation or acquisition by Pan American, as the case may be.
(n)No Undisclosed Liabilities. Other than as disclosed in the most recent Pan American Financial Statements filed, or furnished, as applicable, on SEDAR+ and EDGAR, as incurred in the ordinary course of business since the date of such financial statements, as disclosed in this Agreement, or inter-company indebtedness, liabilities and guarantees among Pan American and its subsidiaries, Pan American and its subsidiaries have no outstanding material indebtedness or material liabilities and are not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the material obligations, liabilities or indebtedness of any person.
(o)No Pan American Material Adverse Effect. Since December 31, 2024, there has been no Pan American Material Adverse Effect, and no effect, change, development, event or occurrence that would, individually or in the aggregate, reasonably be expected to cause a Pan American Material Adverse Effect.
(p)Contracts. All Pan American Material Contracts are in full force and effect, and Pan American or the Pan American subsidiaries that are parties thereto are entitled to all rights and benefits thereunder in accordance with the terms thereof. To the extent they are parties thereto, all of the Pan American Material Contracts are valid and binding obligations of Pan American or the Pan American subsidiaries enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. To the extent that they are parties thereto, Pan American and the Pan American subsidiaries have complied in all material respects with all terms of such Pan American Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Pan American or any of the Pan American subsidiaries or, to the knowledge of Pan American or any of the Pan American subsidiaries, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Pan American Material Contracts. As at the date of this Agreement, Pan American has not received, and to its knowledge none of the Pan American subsidiaries have received, written notice that any party to a Pan American Material Contract intends to cancel, terminate or otherwise modify in any material respect or not renew such Pan American Material Contract, and to the knowledge of Pan American or any of the Pan American subsidiaries, no such action has been threatened. Neither Pan American nor any of the Pan American subsidiaries is a party to any Pan American Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Pan American or any of the Pan American subsidiaries.
(q)Litigation. Except as disclosed in Schedule 4.1(q) of the Pan American Disclosure Letter, there are no Proceedings pending or, to the knowledge of Pan American, threatened affecting Pan American or any of the Pan American Material Subsidiaries or affecting any of the Pan American Concessions, property or assets at law or in equity, including matters arising under Environmental Laws, which, if adversely determined, would, individually or in the aggregate, result in a Pan American Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement. Neither Pan American nor any of the Pan American Material Subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree which, individually or in the aggregate, would result in a Pan American Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.
(r)Taxes.
(i)Pan American and each of the Pan American Material Subsidiaries has timely filed all material Returns required to be filed by them prior to the date of this Agreement, and all such Returns are complete and correct in all material respects.
(ii)Pan American and each of the Pan American Material Subsidiaries has paid on a timely basis all Taxes which are due and payable by them on or before the date of this Agreement (whether or not assessed) and all assessments and reassessments of Taxes, other than those which are not material or which are being or have been contested in good faith and in respect of which reserves have been provided in the Pan American Financial Statements.
(iii)To the knowledge of Pan American, no claim has been made by any Governmental Entity in a jurisdiction where Pan American and any of the Pan American Material Subsidiaries does not file Returns that Pan American or any of the Pan American Material Subsidiaries is or may be subject to Tax by that jurisdiction.
(iv)To the knowledge of Pan American, there are no material Liens in respect of Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Pan American or any of the Pan American Material Subsidiaries.
(v)Pan American and each of the Pan American Material Subsidiaries has withheld or collected all material amounts required to be withheld or collected by it on account of Taxes of their own or in respect of payments to third parties and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.
(vi)Pan American and each of the Pan American Material Subsidiaries has duly and timely collected all material amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted in all material respects to the appropriate Governmental Entity any such amounts required by Law to be remitted by it. All input tax credits claimed by Pan American and each of the Pan American Material Subsidiaries pursuant to the Excise Tax Act (Canada) have been proper, correctly calculated and documented in accordance with the requirements of the Excise Tax Act (Canada).
(vii)The Pan American Shares are not “taxable Canadian property” as defined by the Tax Act.
(viii)None of Pan American or the Pan American Material Subsidiaries has had an obligation to file an information return in respect of any transaction that is a “reportable transaction” or “notifiable transaction” as defined for purposes of section 237.3 or 237.4 of the Tax Act, or that is subject to the provisions of any similar federal, provincial or foreign Law.
(s)Property. Except as set forth in Schedule 4.1(s) of the Pan American Disclosure Letter:
(i)the Pan American Concessions are the only mineral tenures that are required to conduct Pan American’s or any of the Pan American Material Subsidiaries’ business as now conducted at the Pan American Mines;
(ii)the Pan American Lands are the only interests in real property that are required to conduct Pan American’s or any of the Pan American Material Subsidiaries’ business as now conducted at the Pan American Mines;
(iii)each of the Pan American Concessions and Pan American Lands is in good standing in all material respects in accordance with applicable Laws and is held by Pan American or one of its subsidiaries free and clear of all material Liens, and no person has any agreement or right to acquire an interest in such assets;
(iv)Pan American or its subsidiaries have the right in all material respects to enter upon the Pan American Lands over which the Pan American Concessions are located and, to the knowledge of Pan American, there is no illegal occupation of such Pan American Lands by any person;
(v)there are no adverse claims, actions, suits or proceedings pending or, to the knowledge of Pan American, that are threatened, affecting or which could materially affect the title to or ownership by Pan American or its subsidiaries of, or the right to explore the Pan American Concessions;
(vi)neither Pan American nor its subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke

Pan American’s or any of its subsidiaries’ material interests in the Pan American Concessions; and
(vii)no material dispute exists or, to the knowledge of Pan American, is pending or threatened in connection with the ownership, access to or use of any Pan American Concession or Pan American Lands between Pan American or any of its subsidiaries and: (A) any surface landowner; (B) any holder of hydrocarbon rights; (C) any stakeholder; or (D) any Governmental Entity.
(t)Operational Matters.
(i)Any and all operations of Pan American and each of the Pan American Material Subsidiaries and, to the knowledge of Pan American, any and all operations by third parties, on or in respect of the assets and properties of Pan American or any of the Pan American Material Subsidiaries, have been conducted, in all material respects, in a good, workmanlike and efficient manner in accordance with sound mining and other applicable Canadian mining industry standards and practices and in material compliance with applicable Laws.
(ii)To the knowledge of Pan American, there are no material operational, geotechnical or structural issues relating to the operations on the Pan American Concessions or Pan American Lands.
(u)Mineral Reserves and Resources. Pan American is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby. The most recent estimated proven and probable mineral reserves and indicated, measured and inferred mineral resources disclosed in the Pan American Public Disclosure Record prior to the date of this Agreement, have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other applicable industry standards and in all material respects in accordance with all applicable Laws, including NI 43-101. The information provided by Pan American to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of the most recently estimated mineral reserves and mineral resources of Pan American and its subsidiaries from the amounts disclosed in the Pan American Public Disclosure Record, other than depletion from ordinary course mining operations.
(v)Technical Reports.
(i)The La Colorada property, the Jacobina mine, the Shahuindo mine and the El Peñon mine are the only material properties of Pan American for the purposes of NI 43-101;
(ii)The following technical reports prepared by or for Pan American:
(A)a report relating to the La Colorada property entitled “Amended NI 43-101 Technical Report for the La Colorada Property, Zacatecas, Mexico”, dated effective December 18, 2023, by M. Wafforn, P.Eng., C. Emerson, FAusIMM, P. Mollison, P.Eng., A. Delgado, P.Eng. and M. Andrews, FAusIMM;

(B)a report relating to the Jacobina mine entitled “NI 43-101 Technical Report for the Jacobina Gold Mine, Bahia State, Brazil”, dated effective June 30, 2023, by M. Wafforn, P.Eng., C. Passos, P.Geo., A. Delgado, P.Eng., C. Iturralde, P.Eng. and M. Andrews, FAusIMM;
(C)a report relating to the Shahuindo mine entitled “Technical Report for the Shahuindo Mine, Cajabamba, Peru”, dated effective November 30, 2022, by M. Wafforn, P.Eng., C. Emerson, FAusIMM and A. Delgado, P.Eng.; and
(D)a report relating to the El Peñon mine entitled “NI 43-101 Technical Report for the El Peñon Gold-Silver Mine, Antofagasta Region, Chile”, dated effective June 30, 2024, by M. Andrews, FAusIMM, J. Avendaño, Reg. Member CMC, A. Delgado, P.Eng., C. Emerson, FAusIMM and C. Iturralde, P.Eng.,
(collectively, the “Pan American Technical Reports”) at the respective time of filing thereof complied in all material respects with the requirements of NI 43-101, were prepared in accordance with accepted mining, engineering, geoscience and other applicable industry standards and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.
(iii)To the knowledge of Pan American, Pan American or a Pan American subsidiary made available to the respective authors of the Pan American Technical Reports, prior to the issuance thereof, for the purpose of preparing such reports, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided. All of the material assumptions underlying the resource and reserve estimates in the Pan American Technical Reports are reasonable and appropriate.
(iv)There has been no change, to Pan American’s knowledge, in mineral resources, mineral reserves or economic analysis from the Pan American Technical Reports that constitutes a material change in relation to Pan American or that otherwise would require the filing of a new technical report under NI 43-101.
(v)All information regarding the Pan American Concessions that is required to be disclosed at Law has been disclosed in the Pan American Public Disclosure Record on or before the date hereof.
(w)Expropriation. No written notice or proceeding in respect of the taking, condemnation or expropriation by any Governmental Entity of any material part of the property or assets of Pan American or any of the Pan American Material Subsidiaries, including the Pan American Concessions and Pan American Lands, has been given or commenced, nor, to the knowledge of Pan American, is any such proceeding or notice threatened.

(x)Permits. Except as set forth in Schedule 4.1(x) of the Pan American Disclosure Letter, Pan American and the Pan American Material Subsidiaries have obtained, and are in compliance with, all Permits required by applicable Laws, other than Permits with which non-compliance with would not result in a Pan American Material Adverse Effect, or necessary to conduct its current business as is now being conducted. To the knowledge of Pan American, there are no facts, events or circumstances that would reasonably be expected to result in a revocation of, or failure to renew in the ordinary course, such Permits as are necessary to conduct Pan American’s or any of the Pan American Material Subsidiaries’ current business as is now being conducted, except for such revocations or failure to renew which, individually or in the aggregate, would not result in a Pan American Material Adverse Effect.
(y)Environmental Matters. To the knowledge of Pan American, each of Pan American and the Pan American Material Subsidiaries and their respective businesses, operations, and properties:
(i)is in compliance in all respects with all Environmental Laws, except as would not, individually or in the aggregate, have a Pan American Material Adverse Effect;
(ii)are in possession of all material Environmental Permits that are required to own, lease and operate their respective businesses, operations, and properties,
(iii)are in compliance in all respects with all Environmental Permits, except as would not, individually or in the aggregate, have a Pan American Material Adverse Effect;
(iv)has not received any order, request or notice from any person alleging a material violation of any Environmental Law;
(v)except as disclosed in Schedule 4.1(y) of the Pan American Disclosure Letter, (A) is not a party to any material litigation or administrative proceeding, nor to Pan American’s knowledge is any material litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (B) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to material damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other material response by it pursuant to applicable Environmental Laws, and (C) is not subject to any material judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a material matter arising under any Environmental Laws;

(vi)there are no changes in the status, terms or conditions of any Environmental Permits held by Pan American or any of Pan American Material Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Environmental Permits, or any review by, or approval of, any Governmental Entity of such Environmental Permits that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the operations of Pan American and Pan American Material Subsidiaries as currently conducted, except as would not, individually or in the aggregate, have a Pan American Material Adverse Effect; and
(vii)is not involved in operations and does not know of any facts, circumstances or conditions, including the release of any Hazardous Substance that would reasonably be expected to result in any Environmental Liabilities, except as would not, individually or in the aggregate, have a Pan American Material Adverse Effect.
(z)Compliance with Laws. Pan American and the Pan American Material Subsidiaries have complied in all material respects with and are not in violation in any material respect of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, result in a Pan American Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.
(aa)Winding Up. No order has been made, petition presented or meeting convened for the purpose of winding up of Pan American or any of the Pan American Material Subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of Pan American or any of the Pan American Material Subsidiaries are distributed amongst the creditors, shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings, that would, individually or in the aggregate, reasonably be expected to cause a Pan American Material Adverse Effect.
(ab)Administration and Receivership. To the knowledge of Pan American, no person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to Pan American or any of the Pan American Material Subsidiaries, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets or undertaking of Pan American or any of the Pan American Material Subsidiaries nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a person appointed by any Governmental Entity).
(ac)Voluntary Arrangement, Etc. Neither Pan American nor any of the Pan American Material Subsidiaries has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

(ad)Sufficient Funds Available. Pan American has sufficient funds, or has made adequate arrangements for financing to ensure that it will have sufficient funds to pay the cash portion of the aggregate Consideration to be paid pursuant to the Arrangement at the Effective Time.
(ae)Issuance of Pan American Shares. The Pan American Shares to be issued as part of the Consideration will, when issued pursuant to the Arrangement, be duly authorized and validly issued as fully paid and non-assessable common shares in the authorized share capital of Pan American, free and clear of all Liens, freely tradeable (other than by affiliates of Pan American) and listed and posted for trading on the TSX and the NYSE.
(af)Corrupt Practices Legislation.
(i)Neither Pan American nor any of the Pan American Material Subsidiaries, nor, to Pan American’s knowledge, any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Pan American or any of the Pan American Material Subsidiaries has offered or given, and Pan American is not aware of or does not have any knowledge of any person that has offered or given on its behalf, anything of value to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, any customer or member of any Governmental Entity, or any other person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of any of the following:
(A)influencing any action or decision of such person, in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage for Pan American or any of the Pan American Material Subsidiaries in the course of business;
(B)inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist Pan American or any of the Pan American Material Subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or
(C)where such payment would constitute a bribe, payoff, influence payment, kickback or illegal or improper payment to assist Pan American or the Pan American Material Subsidiaries in obtaining or retaining business for, with, or directing business to, any person.
(ii)There have been no actions taken by Pan American, any of the Pan American Material Subsidiaries or, to the knowledge of Pan American, by any persons on behalf of Pan American or any of the Pan American Material Subsidiaries, that would cause Pan American or the Pan American Material Subsidiaries or such persons to be in violation of the Corruption Acts or any similar legislation in any jurisdiction in which Pan American or any of the Pan American Material Subsidiaries conduct their business and to which Pan American or any of the Pan American Material Subsidiaries may be subject.

(iii)The financial records of Pan American and the Pan American Material Subsidiaries have at all times been maintained in compliance with the Corruption Acts.
(iv)There are no proceedings or investigations under the Corruption Acts, Sanctions Laws or any similar legislation in any jurisdiction in which Pan American and the Pan American Material Subsidiaries conduct their business pending against Pan American or any of the Pan American Material Subsidiaries, or to the knowledge of Pan American, any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Pan American or any of the Pan American Material Subsidiaries, or to the knowledge of Pan American, threatened against or affecting, Pan American or any of the Pan American Material Subsidiaries or any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Pan American or any of the Pan American Material Subsidiaries.
(ag)Anti-Money Laundering. The operations of Pan American and the Pan American Material Subsidiaries are in material compliance with the applicable Money Laundering Laws, and no action, suit, proceeding, investigation or notice by, before or from any Governmental Entity involving Pan American or any of the Pan American Material Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of Pan American, threatened.
(ah)Compliance with Sanction Legislation.
(i)Neither Pan American nor any of the Pan American Material Subsidiaries nor any of their respective directors or officers nor, to the knowledge of Pan American, any of their respective employees or agents or any person acting on behalf of Pan American or any of the Pan American Material Subsidiaries (a “Pan American Agent”), is, or is directly or indirectly owned or controlled by, a Sanctioned Person under Sanctions Laws.
(ii)Neither Pan American nor any of the Pan American Material Subsidiaries nor any of their respective directors or officers, nor, to the knowledge of Pan American, any of their respective Pan American Agents, is or ever has been, directly or indirectly, engaged in any conduct, dealings, or transactions that would violate Sanctions Laws.
(iii)Neither Pan American nor any of the Pan American Material Subsidiaries nor any of their respective directors or officers, nor, to the knowledge of Pan American, any of their respective Pan American Agents, is or has been, directly or indirectly:
(A)dealing in the property owned, controlled, or held by a Sanctioned Person;
(B)providing financial or related services to a Sanctioned Person; or
(C)engaged in any other dealing or transaction with a Sanctioned Person.
(iv)Neither Pan American nor any of the Pan American Material Subsidiaries, are located, organized or resident within, or doing business or operating from a country or territory that is, or whose government is, the subject of Sanctions Laws which would prohibit a person or entity resident in or a national of Canada, the United States, the United Kingdom or the European Union from doing business with or in that jurisdiction (for example, and without limiting the foregoing, the Crimea Region of Ukraine).
(v)Neither Pan American nor any of the Pan American Material Subsidiaries nor any of their respective directors or officers, nor, to the knowledge of Pan American, any of their respective Pan American Agents, has received notice of or has knowledge of any claim, action, suit, proceeding or investigation against it with respect to Sanctions Laws by any relevant Governmental Entity.
(vi)The representations and warranties in this paragraph (hh) shall not apply to Pan American or any of the Pan American Material Subsidiaries which are incorporated or otherwise formed in Canada or any province or territory thereof, nor to any director, officer, agent or employee of such person, to the extent that the application would result in a violation of or conflict with the Foreign Extraterritorial Measures (United States) Order, 1992 (Canada).
(ai)Not an Investment Company. Pan American is not registered or required to be registered as an “investment company” pursuant to the U.S. Investment Company Act.
(aj)Foreign Private Issuer. Pan American is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act.
(b)Survival of Representations and Warranties
The representations and warranties of Pan American contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.
5.
COVENANTS
(a)Covenants of MAG Regarding the Conduct of Business
MAG covenants and agrees that, during the period from the date of this Agreement, until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, except: (i) as expressly required or specifically contemplated by this Agreement; (ii) as provided in the MAG Disclosure Letter; (iii) as required by applicable Law; or (iv) with the prior written consent of Pan American, such consent not to be unreasonably withheld, conditioned or delayed:
(a)(i) MAG shall and shall cause each of the MAG Subsidiaries other than the Juanicipio Entities and (ii) in respect of the Juanicipio Entities, MAG shall use reasonable efforts (it being acknowledged that what is reasonable shall be determined in the context of MAG’s minority ownership, non-operating position) to cause the Juanicipio Entities, to:
(i)conduct their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice; and
(ii)use commercially reasonable efforts to maintain and preserve intact its business organization, goodwill, properties and assets in all material respects, keep available the services of its officers, employees and contractors as a group and maintain satisfactory relationships with suppliers, customers, Governmental Entities, Indigenous Group and others having business relationships with them;
(b)without limiting the generality of Section 5.1(a) and except as expressly provided in the MAG Disclosure Letter, (x) MAG shall not, and shall cause each of the MAG Subsidiaries (excluding for this purpose the Juanicipio Entities) not to, directly or indirectly; and (y) in respect of the Juanicipio Entities, MAG shall not provide any consents, approvals, waivers or exercises of any rights which would permit either of the Juanicipio Entities to, directly or indirectly:
(i)amend or propose to amend its notice of articles, articles or other comparable organizational documents;
(ii)split, combine or reclassify any shares in the capital of MAG or any of the MAG Subsidiaries;
(iii)declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of any shares in the capital of MAG owned by any person or the securities of any of the MAG Subsidiaries, other than, in the case of MAG, any MAG Quarterly Dividends and in the case of any MAG Material Subsidiary, any dividends, distributions or payments payable to MAG or any wholly-owned subsidiary of MAG or any of the MAG Material Subsidiaries’ shareholders;
(iv)issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber, or agree to issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber any shares in the capital of MAG or the MAG Subsidiaries, or any options, warrants, appreciation rights, convertible securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares in the capital of, or other securities of, MAG or any of the MAG Subsidiaries, other than the issuance of MAG Shares upon the valid exercise of MAG Options or vesting or redemption of MAG DSUs, MAG PSUs and MAG RSUs outstanding on the date of this Agreement;
(v)redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding shares in the capital of, or other securities of MAG or any of the MAG Subsidiaries;
(vi)amend the terms of any of the shares in the capital of, or other securities of, MAG or any of the MAG Subsidiaries;

(vii)except in connection with ordinary course intercompany payments between MAG and any wholly-owned MAG Subsidiaries, reduce the stated capital of any shares in the capital of, or other securities of, MAG or any of the MAG Subsidiaries;
(viii)incorporate, acquire or create any new subsidiary;
(ix)adopt or propose a plan of liquidation or resolution providing for the liquidation or dissolution of MAG or any of the MAG Subsidiaries;
(x)amend its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices, in each case except as required in accordance with IFRS;
(xi)sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of MAG or any of the MAG Subsidiaries, except: (A) sales of inventory or obsolete assets in the ordinary course of business consistent with past practice and (B) other sales of tangible assets in the ordinary course of business consistent with past practice subject to a maximum (in terms of value of such assets or interests therein) of US$2,000,000 (whether individually or in the aggregate);
(xii)reorganize, amalgamate or merge MAG or any of the MAG Subsidiaries with any other person;
(xiii)acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) or agree to acquire, directly or indirectly, any assets, properties, securities, interests or business of any other person, or make any investment or agree to make an investment, either by the purchase of securities of, or contributions of capital to, any other person (other than wholly-owned subsidiaries as of the date of this Agreement) in an amount in excess of US$5,000,000 (whether individually or in the aggregate);
(xiv)incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligations of any other person or make any loans, capital contributions, investments or advances in an amount in excess of US$2,000,000 (whether individually or in the aggregate);
(xv)except as permitted in accordance with the terms of the MAG Option Plan, the MAG Share Unit Plan, the MAG DSU Plan or MAG Benefit Plans: (A) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer, employee or individual contractor or consultant of MAG or any of the MAG Subsidiaries; (B) grant, accelerate, or increase any payment, award (equity or otherwise), indemnification or other benefits payable to, or for the benefit of, any director, officer, employee or individual contractor or consultant of MAG or any of the MAG Subsidiaries; (C) increase the coverage, contributions, funding requirements or benefits available under the MAG Option Plan, the MAG Share Unit Plan, the MAG DSU Plan or MAG Benefit Plans or create any new MAG Benefit Plan; (D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or individual contractor or consultant of MAG or any of the MAG Subsidiaries or grant any general increase in the rate of wages, salaries, bonuses or other remuneration; (E) make any material determination under the MAG Option Plan, the MAG Share Unit Plan, the MAG DSU Plan or MAG Benefit Plans that is not in the ordinary course of business consistent with past practice; or (F) take or propose to take any action to effect any of the foregoing; provided that nothing in this Agreement shall be deemed to: (x) guarantee employment for any period of time for, or preclude the ability of Pan American to terminate the employment or engagement of, any director, officer, employee or individual contractor or consultant of MAG or any of the MAG Subsidiaries after the Effective Time; (y) require Pan American to continue any benefit plan or to prevent the amendment, modification or termination of any benefit plan after the Effective Date or prohibit Pan American from amending, modifying or terminating any benefit plan or arrangement covering any continuing director, officer, employee or individual contractor or consultant on or after the Effective Date; or (z) constitute an amendment to any benefit plan;
(xvi)negotiate, enter into, extend, amend or terminate any employment, severance, consulting, termination or other similar agreement with any of its officers, directors, employees, agents or individual contractors or consultants, any collective bargaining agreement or any MAG Benefit Plan, in each case, other than: (A) in connection with terminating officers, directors, employees, agents or individual contractors or consultants for cause; and (B) amendments required by Law;
(xvii)make or forgive any loans or advances to any of its officers, directors, employees, agents or individual contractors or consultants, other than making loans pursuant to the terms of the MAG Benefit Plans in effect on the date hereof, or change its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to the MAG Benefit Plans or otherwise;
(xviii)make any bonus or profit sharing distribution or similar payment of any kind;
(xix)settle, pay, discharge, satisfy, compromise, waive, assign or release: (A) any material action, claim or proceeding brought against MAG or any of the MAG Subsidiaries; (B) any claims, liabilities or obligations in an amount in excess of US$2,000,000 (whether individually or in the aggregate), except claims, liabilities or obligations reflected or reserved against in the MAG Financial Statements; or (C) any material rights, claims or benefits of MAG or any of the MAG Subsidiaries;
(xx)enter into or extend any agreement or arrangement that provides for: (A) any limitation or restriction on the ability of MAG or any of the MAG Subsidiaries or, following the Effective Time, the ability of any of MAG’s affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of MAG or any of the MAG Subsidiaries or, following the Effective Time, all or any portion of the business of any of

MAG’s affiliates, is or would be conducted, or (C) any limit or restriction on the ability of MAG or any of the MAG Subsidiaries or, following the Effective Time, the ability of any of MAG’s affiliates, to solicit suppliers, customers, employees, contractors or consultants;
(xxi)negotiate, enter into, extend, amend or terminate, any agreement that has the effect of creating a joint venture, partnership, strategic alliance or similar relationship between MAG or any of the MAG Subsidiaries and another person;
(xxii)other than as is necessary to comply with applicable Laws, any written employment contract in effect on the date of this Agreement and disclosed in the Data Room Information, the MAG Option Plan, the MAG Share Unit Plan, the MAG DSU Plan or MAG Benefit Plans, engage in any transaction with any related parties;
(xxiii)(A) enter into any agreement that if entered into prior to the date of this Agreement, would be a MAG Material Contract; (B) modify, amend in any material respect, transfer or terminate any MAG Material Contract, or waive, release or assign any material rights or claims thereto or thereunder; or (C) fail to enforce any breach or threatened breach of any MAG Material Contract;
(xxiv)initiate any material discussion, negotiations or filings with any Governmental Entity or Indigenous Group on any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement);
(xxv)incur, or commit to, capital expenditures in excess of US$5,000,000 which is not expressly contemplated under the Approved Budget;
(xxvi)enter into, extend, amend or terminate any material interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other similar financial instruments, other than in the ordinary course of business consistent with past practice;
(xxvii)(A) take any action inconsistent with past practice relating to the filing of any Return or the withholding, collecting, remitting and payment of any Tax; (B) amend any Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax return for the taxation year ended December 31, 2024; (C) make or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement; (D) enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement; or (E) settle (or offer to settle) any Tax claim, audit, proceeding or re-assessment;
(xxviii)(A) take any action or fail to take any action which action or failure to act would, or would reasonably be expected to, result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any Permits necessary to conduct its businesses as now conducted or proposed to be conducted; (B) or fail to prosecute in a commercially reasonable manner any pending applications to any Governmental Entities for Permits;
(xxix)take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of MAG to consummate the Arrangement or the other transactions contemplated by this Agreement; and
(xxx)agree, resolve or commit to do any of the foregoing;
For greater certainty, nothing in this Section 5.1 shall give Pan American, directly or indirectly, any right to control or direct the operations of MAG or any of the MAG Subsidiaries.
(b)Additional Covenants of MAG
(a)MAG shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by or for the benefit of MAG or any of the MAG Subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse prior to the Effective Time, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of MAG or any of the MAG Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding twelve (12) months, other than as provided in Section 7.6.1. MAG shall consult with Pan American on any renewals of insurance (or re-insurance) policies.
(b)MAG shall provide Pan American with prompt written notice of any change, effect, event or occurrence that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a MAG Material Adverse Effect.
(c)MAG shall promptly notify Pan American of: (i) any material communications (whether oral or written) from a Governmental Entity, including a copy of any written communication, and (ii) any opposition, concerns or threats raised or brought by non-governmental organizations, communities, community groups or Indigenous Groups in respect of MAG’s or any of the MAG Subsidiaries’ current or planned operations that could reasonably be expected to materially impact such operations or title to any of the MAG Concessions.
(d)MAG shall take such actions as are necessary under the terms of the MAG Incentive Securities, to permit the acceleration, vesting and exercise of the MAG Incentive Securities, conditional upon, and immediately prior to, the Effective Time and to facilitate the cancellation and termination of all MAG Incentive Securities, on the terms contemplated in the Plan of Arrangement.
(e)MAG shall prepare, or shall cause to be prepared, and shall file prior to the Effective Date all sales and use Returns of MAG and the MAG Subsidiaries that are required by Law to be filed on or before the Effective Date or that have not been timely filed when due, and shall remit all sales and use Taxes that are required to be paid in respect of such Returns.

(f)MAG shall keep Pan American reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to MAG or any of the MAG Subsidiaries).
(g)MAG shall use commercially reasonable efforts to assist Pan American to, immediately prior to, contemporaneously or concurrently with or, if permitted by the lenders and administrative agent under the MAG Credit Facility, following the Effective Time: (i) repay and discharge all of the indebtedness, obligations and liabilities of MAG owing under the MAG Credit Facility; (ii) terminate the MAG Credit Facility and each of the Finance Documents (as defined in the MAG Credit Facility); and (iii) obtain releases and discharges of the security granted in connection with the MAG Credit Facility.
(h)MAG shall consult with Pan American concerning the renewal and terms of the: (i) long-term concentrates of zinc purchase and sale agreement dated April 10, 2019; and (ii) long-term concentrates of lead purchase and sale agreement dated April 10, 2019.
For greater certainty, nothing in this Section 5.2 shall give Pan American, directly or indirectly, any right to control or direct the operations of MAG or any of the MAG Subsidiaries.
(c)Covenants of MAG Relating to the Arrangement
MAG shall and shall cause each of the MAG Subsidiaries (other than the Juanicipio Entities) to, and shall use commercially reasonable efforts to perform all obligations required to be performed by MAG or any of the MAG Subsidiaries under this Agreement, co-operate with Pan American in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, MAG shall and, where applicable, shall cause the MAG Subsidiaries to (other than the Juanicipio Entities):
(a)promptly, and in any event within five (5) Business Days following the date of this Agreement, provide to Pan American (unless prohibited by the terms of such agreement) a copy of each confidentiality or standstill agreement which has been entered into by MAG or any of the MAG Subsidiaries and any third party which has not expired or terminated in accordance with its terms;
(b)subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 7.6.1, and provided that the Effective Date has occurred, use commercially reasonable efforts to cause such members of the MAG Board to resign as Pan American may require, at the time and in the manner requested by Pan American, as of the Effective Date, with a nominee of Pan American to be appointed to the MAG Board immediately after each such resignation;
(c)apply for and use commercially reasonable efforts to obtain Canadian Competition Approval and all Key Regulatory Approvals relating to MAG or any of the MAG Subsidiaries which are typically applied for by an acquiree and, in doing so, keep Pan American reasonably informed as to the status of the proceedings related to obtaining such Canadian Competition Approval and Key Regulatory Approvals, including providing Pan American with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Pan American’s outside counsel on an “external counsel” basis) in order for Pan American to provide its comments thereon, which shall be given due and reasonable consideration. Pan American and its legal advisor shall provide any comments with respect to the materials related to the Canadian Competition Approval and Key Regulatory Approvals in a timely manner;
(d)use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the MAG Material Contracts to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement and all Key Third Party Consents relating to MAG or any of the MAG Subsidiaries;
(e)use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against MAG or any of the MAG Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;
(f)make available or cause to be made available to Pan American and its agents and advisors, information reasonably requested by Pan American for the purpose of preparing, considering and implementing integration and strategic plans for the combined businesses of Pan American and MAG following completion of the Arrangement and confirming the representations and warranties of MAG set out in Section 3.1 of this Agreement, in all cases in compliance with Mexican Antitrust Law; and
(g)use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of Pan American Shares to MAG Shareholders in exchange for their MAG Shares pursuant to the Arrangement.
(d)Covenants of Pan American Regarding the Conduct of Business
Pan American covenants and agrees that, during the period from the date of this Agreement, until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, except: (i) as expressly required or specifically contemplated by this Agreement; (ii) as provided in the Pan American Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made); (iii) as required by applicable Law; or (iv) with the prior written consent of MAG, such consent not to be unreasonably withheld, conditioned or delayed:
(a)Pan American shall and shall cause each Pan American Material Subsidiary to:
(i)conduct their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice; and
(ii)use commercially reasonable efforts to preserve intact their respective present business organization, goodwill, properties and material assets in all material respects, keep available the services of its and their officers, employees and contractors as a group and maintain satisfactory relationships with suppliers, customers, Governmental Entities and others having business relationships with them;

(b)without limiting the generality of Section 5.4(a), Pan American shall not, and shall cause each Pan American Material Subsidiary not to, directly or indirectly:
(i)amend or propose to amend its notice of articles, articles or other comparable organizational documents;
(ii)split, combine or reclassify any shares in the capital of Pan American or any of its subsidiaries;
(iii)declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of any shares in the capital of Pan American owned by any person or the securities of any of its subsidiaries other than, in the case of Pan American, any dividends, distributions or payments paid in the ordinary course consistent with past practice in accordance with its dividend policy, and in the case of any Pan American Material Subsidiary, any dividends, distributions or payments payable to Pan American or any wholly-owned subsidiary of Pan American or any of their respective shareholders;
(iv)amend the terms of any of the shares in the capital of, or other securities of Pan American;
(v)adopt or propose a plan of liquidation or resolution providing for the liquidation or dissolution of Pan American or any Pan American Material Subsidiary;
(vi)materially amend its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices, in each case except as required in accordance with IFRS;
(vii)reorganize, amalgamate or merge Pan American or any Pan American Material Subsidiaries with any other person;
(viii)reduce the stated capital of any shares in the capital of Pan American;
(ix)take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Pan American to consummate the Arrangement or the other transactions contemplated by this Agreement; and
(x)agree, resolve or commit to do any of the foregoing.
(c)Pan American shall provide MAG with prompt written notice of any change, effect, event or occurrence that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Pan American Material Adverse Effect.
For greater certainty, nothing in this Section 5.4 shall give MAG, directly or indirectly, any right to control or direct the operations of Pan American or any of its subsidiaries.

(e)Covenants of Pan American Relating to the Arrangement
Pan American shall and shall cause the Pan American Material Subsidiaries to perform all obligations required to be performed by Pan American or any of the Pan American Material Subsidiaries under this Agreement, co-operate with MAG in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Pan American shall and, where applicable, shall cause the Pan American Material Subsidiaries to:
(a)apply for and use commercially reasonable efforts to obtain Canadian Competition Approval and all Key Regulatory Approvals relating to Pan American or any of the Pan American Material Subsidiaries which are typically applied for by an acquirer and, in doing so, keep MAG reasonably informed as to the status of the proceedings related to obtaining such Canadian Competition Approval and Key Regulatory Approvals, including providing MAG with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to MAG’s outside counsel on an “external counsel” basis) in order for MAG to provide its comments thereon, which shall be given due and reasonable consideration. MAG and its legal advisors shall provide any comments with respect to the materials related to the Canadian Competition Approval and Key Regulatory Approvals in a timely manner;
(b)use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Pan American Material Contracts to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement and all Key Third Party Consents relating to Pan American or any of the Pan American Material Subsidiaries;
(c)use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Pan American or any of the Pan American Material Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;
(d)subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement;
(e)provide such assistance as may be reasonably requested by MAG for the purposes of convening and holding the MAG Meeting;
(f)use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of Pan American Shares to MAG Shareholders in exchange for their MAG Shares pursuant to the Arrangement; and
(g)apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and the NYSE of the Pan American Shares to be issued in accordance with the terms of the Plan of Arrangement.

(f)Mutual Covenants
Each of the Parties covenants and agrees that, subject to the terms of this Agreement, during the period from the date of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:
(a)it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals, the Canadian Competition Approval and Key Third Party Consents required to be obtained by it; (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder;
(b)it shall cooperate with the other Party in connection with obtaining the Canadian Competition Approval and Key Regulatory Approvals, including providing or submitting to the Commissioner or any other Governmental Entities on a timely basis, and as promptly as practicable, all documentation and information that is required, requested, or reasonably advisable, in connection with obtaining the Canadian Competition Approval and Key Regulatory Approvals;
(c)it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Plan of Arrangement or to prevent, materially delay or materially impede the transactions contemplated hereby;
(d)take all commercially reasonable actions within its control to ensure that the representations and warranties in Section 3.1, in the case of MAG, and Section 4.1, in the case of Pan American:
(i)that are qualified by reference to a MAG Material Adverse Effect, Pan American Material Adverse Effect or materiality, remain true and correct in all respects; or
(ii)that are not qualified by reference to a MAG Material Adverse Effect, Pan American Material Adverse Effect or materiality, remain true and correct in all material respects;
as of the Effective Date as if such representations and warranties were made at and as of such date except to the extent such representations and warranties speak as of an earlier date; and

(e)promptly notify the other Party of:
(i)any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives);
(ii)any material communication from any Governmental Entity in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives); and
(iii)any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement.
(g)Contemplated Reorganization Transaction
(a)Upon request by Pan American, MAG shall, and shall cause each of the MAG Subsidiaries (other than any Juanicipio Entities) to:
(i)effect such reorganizations of MAG’s or the MAG Subsidiaries’ (other than the Juanicipio Entities’) business, operations and assets as Pan American may request, including amalgamations, wind-ups, settling intercompany loans, capitalizing intercompany loans, and any other transaction (each a “Contemplated Reorganization Transaction”); and
(ii)co-operate with Pan American and its advisors in order to determine the manner in which any such Contemplated Reorganization Transaction might most effectively be undertaken; provided that any Contemplated Reorganization Transaction: (A) is not, in the opinion of MAG or MAG’s counsel, acting reasonably, prejudicial to the affected MAG Securityholders; (B) does not reduce the Consideration or change the form or proportion of Consideration to be received by the MAG Securityholders; (C) does not require MAG to obtain the approval of any MAG Securityholders; (D) does not impede, delay or prevent the satisfaction of any other conditions set forth in Article 6; (E) does not impair, impede or delay the consummation of the Arrangement; (F) does not result in any breach by MAG or any of the MAG Subsidiaries of any MAG Material Contract or authorization or any breach by MAG of MAG’s constating documents or by any of the MAG Subsidiaries of their respective organizational documents or Law; (G) does not require the directors, officers, employees or agents of MAG or the MAG Subsidiaries to take any action in any capacity other than as a director, officer or employee; (H) does not result in any Taxes being imposed on, or any adverse Tax or other consequences to, any MAG Securityholders; (I) does not materially interfere with MAG’s operations prior to the Effective Time; (J) shall become effective as close as reasonably practicable prior to the Effective Date; (K) does not result in the withdrawal or material modification of the MAG Fairness Opinions; and (L) would be unable to be reversed or unwound in the event the Arrangement is not consummated without materially prejudicing the MAG, any MAG Subsidiary, or MAG Securityholders.
(b)Pan American shall provide written notice to MAG of any proposed Contemplated Reorganization Transaction at least twenty (20) Business Days prior to the Effective Date. Upon receipt of such notice, Pan American and MAG shall prepare all documentation necessary and do all such other acts and things as are reasonably necessary to give effect to such Contemplated Reorganization Transaction prior to the Effective Date, including obtaining any documents or certificates required to effect such a transaction. Pan American agrees that it will be responsible for all reasonable costs and expenses associated with any Contemplated Reorganization Transaction to be carried out at its request. If the Arrangement is not completed, Pan American shall: (i) forthwith reimburse MAG for all costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any proposed Contemplated Reorganization Transaction; and (ii) indemnify MAG, the MAG Subsidiaries and their respective directors, officers, employees, agents and representatives for any liabilities, losses, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with including as a result of any Contemplated Reorganization Transaction, or to reverse or unwind any Contemplated Reorganization Transaction. Pan American agrees that any Contemplated Reorganization Transaction will not be considered in determining whether a representation, warranty or covenant of MAG under this Agreement has been breached (including where any such Contemplated Reorganization Transaction requires the consent of any third party). The indemnification obligations contained in this Section 5.7 shall survive indefinitely notwithstanding the termination of this Agreement.
(h)Employment Agreements and Severance
From and after the Effective Date, Pan American shall cause MAG to honour all of the obligations of MAG and shall use commercially reasonable efforts to cause any of the MAG Subsidiaries, other than the Juanicipio Entities, to honour all of the obligations of such MAG Subsidiaries under those employment, retention bonus and fee agreements and severance arrangements of MAG which are disclosed in Schedule 5.8 of the MAG Disclosure Letter; provided that the provisions of this Section 5.8 shall not give any employees of MAG or any of the MAG Subsidiaries any right to continued employment or impair in any way the right of Pan American or any of its subsidiaries to terminate the employment of any employees.
(i)Tax Rollover
An Eligible Holder who is entitled to receive Pan American Shares pursuant to the Plan of Arrangement shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the disposition of MAG Shares pursuant to the Plan of Arrangement by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Pan American, within 60 days after the Effective Date, duly completed with the details of the MAG Shares transferred and the applicable agreed amount for the purposes of such joint elections. Pan American shall, within 30 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or any analogous provision of provincial income tax law), sign and return such forms to such Eligible Holder. Neither MAG, Pan American nor any successor corporation shall be responsible for the proper completion and filing of any joint election form, and except for the obligation to sign and return the duly completed joint election forms which are received within 60 days of the Effective Date, for any taxes, interest or penalties arising as a result of the failure of an Eligible Holder to properly or timely complete and file such joint election forms in the form and manner prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Pan American or any successor corporation may choose to sign and return a joint election form received by it more than 60 days following the Effective Date, but shall have no obligation to do so.
(j)Subsection 110(1.1) Election
MAG and, if applicable, the MAG Subsidiaries, shall make an election under subsection 110(1.1) of the Tax Act (or any equivalent provision under provincial Law) in prescribed form and in a timely manner and that MAG and, if applicable, the MAG Subsidiaries, shall comply more generally with the provisions of subsection 110(1.1) of the Tax Act (and any equivalent provision under provincial Law), in respect of any payment made under or in connection with this Agreement or the Plan of Arrangement by or on behalf of MAG or a MAG Subsidiary to any holder of any MAG Option who is otherwise entitled to claim a deduction under paragraph 110(1)(d) of the Tax Act (or any equivalent provision under provincial Law) in respect of such payment.
6.
CONDITIONS
(a)Mutual Conditions Precedent
The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:
(a)the MAG Resolution shall have been approved and adopted by the MAG Shareholders at the MAG Meeting in accordance with the Interim Order;
(b)the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner that is unacceptable to MAG and Pan American, acting reasonably, on appeal or otherwise;
(c)there shall not exist any prohibition at Law, including a cease trade order, injunction or other restraining order, judgment or decree against Pan American or MAG which shall prevent the consummation of the Arrangement;
(d)no action, suit or proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case that (i) makes consummation of the Arrangement illegal, (ii) enjoins or prohibits the Plan of Arrangement or the transactions contemplated by this Agreement, or (iii) renders this Agreement unenforceable or frustrates the purpose and intent hereof;

(e)the Pan American Shares to be issued to MAG Shareholders in exchange for their MAG Shares pursuant to the Plan of Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption; provided, however, that MAG shall not be entitled to rely on the provisions of this Section 6.1(e) in failing to complete the transactions contemplated by this Agreement in the event that MAG fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the Section 3(a)(10) Exemption, that Pan American will rely on the Section 3(a)(10) Exemption for the issuance of such securities, based on the Court’s approval of the Arrangement and comply with the requirements set forth in Section 2.3;
(f)the Canadian Competition Approval shall have been obtained;
(g)the Key Regulatory Approvals shall have been obtained;
(h)the Key Third Party Consents shall have been obtained;
(i)this Agreement shall not have been terminated in accordance with its terms; and
(j)the distribution of the Pan American Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 Resale of Securities).
(b)Additional Conditions Precedent to the Obligations of Pan American
The obligations of Pan American to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Pan American and may be waived by Pan American at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Pan American may have):
(a)all other covenants of MAG under this Agreement to be performed on or before the Effective Time shall have been duly performed by MAG in all material respects, and Pan American shall have received a certificate from MAG addressed to Pan American and dated the Effective Date, signed on behalf of MAG by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date. For greater certainty, MAG shall not be deemed to have failed to satisfy this Section 6.2(a) solely as a result of any failure by the Juanicipio Entities to comply with Sections 5.1(a)(i), 5.1(a)(ii) or 5.2(h);
(b)all representations and warranties of MAG set forth in this Agreement that are qualified by materiality or by a MAG Material Adverse Effect shall be true and correct in all respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) and all other representations and warranties of MAG shall be true and correct in all material respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of such representations or warranties to be so true and correct would not individually or in the aggregate result in a MAG

Material Adverse Effect, and Pan American shall have received a certificate from MAG addressed to Pan American and dated the Effective Date, signed on behalf of MAG by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;
(c)no action, suit, proceeding or Tax reassessment, shall have been taken, threatened or pending under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case that (i) results, or could reasonably be expected to result, in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, would result in a MAG Material Adverse Effect, (ii) if the Arrangement were consummated, would result in a Pan American Material Adverse Effect, or (iii) prohibits or limits the ownership or operation by Pan American or any of its affiliates of any material portion of the business or assets of MAG or compels Pan American or any of its affiliates to dispose of or hold separate any material portion of the business or assets of MAG as a result of the Arrangement;
(d)since the date of this Agreement, there shall not have been any MAG Material Adverse Effect and Pan American shall have received a certificate from MAG addressed to Pan American and dated the Effective Date, signed on behalf of MAG by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;
(e)Pan American shall have received resignations and mutual releases in such form as is acceptable to Pan American, acting reasonably, in favour of MAG and the MAG Subsidiaries from those directors and officers of MAG and the MAG Subsidiaries as are specified by Pan American;
(f)Dissent Rights shall not have been exercised by holders of more than seven and a half percent (7.5%) of the outstanding MAG Shares; and
(g)MAG shall have delivered evidence satisfactory to Pan American of the approval of the TSX and the NYSE American, as applicable, pursuant to the policies of the TSX and the NYSE American, for MAG to complete the Arrangement.
(c)Additional Conditions Precedent to the Obligations of MAG
The obligations of MAG to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of MAG and may be waived by MAG at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that MAG may have):
(a)all covenants of Pan American under this Agreement to be performed on or before the Effective Time shall have been duly performed by Pan American in all material respects, and MAG shall have received a certificate from Pan American, addressed to MAG and dated the Effective Date, signed on behalf of Pan American, by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;
(b)all representations and warranties of Pan American set forth in this Agreement that are qualified by materiality or by the expression Pan American Material Adverse Effect shall be true and correct in all respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) and all other representations and warranties of Pan American shall be true and correct in all material respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of such representations or warranties to be so true and correct would not individually or in the aggregate result in Pan American Material Adverse Effect, and MAG shall have received a certificate from Pan American, addressed to MAG and dated the Effective Date, signed on behalf of Pan American by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;
(c)no action, suit, proceeding or Tax reassessment, shall have been taken, threatened or pending under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case that (i) results, or could reasonably be expected to result, in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, has had or would be reasonably expected to have a Pan American Material Adverse Effect, or (ii) if the Arrangement were consummated, would result in a Pan American Material Adverse Effect;
(d)since the date of this Agreement, there shall not have been any Pan American Material Adverse Effect and MAG shall have received a certificate from Pan American, addressed to MAG and dated the Effective Date, signed on behalf of Pan American, as applicable, by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;
(e)Pan American shall have complied with its obligations under Section 2.10 and the Depositary shall have confirmed receipt of the Consideration contemplated thereby; and
(f)Pan American shall have delivered evidence satisfactory to MAG of the conditional approval of the listing and posting for trading on the TSX and the NYSE, as applicable, of the Pan American Shares to be issued as Consideration pursuant to the Plan of Arrangement, subject only to conditions that are customary for the TSX and the NYSE in such transactions.
(d)Satisfaction of Conditions
The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released upon delivery by the Parties of written confirmation of the Effective Date.
7.
ADDITIONAL AGREEMENTS
(a)Notice and Cure Provisions
Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of this Agreement, until the earlier to occur of the termination of this

Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:
(a)cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate on the date of this Agreement, or at the Effective Time;
(b)result in the failure to comply with, or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time; or
(c)result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in Section 6.1, Section 6.2 or Section 6.3, as the case may be.
Pan American may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(c)(iii) and MAG may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(d)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement, except pursuant to Section 8.2.1(b)(i) [Effective Time has not occurred before Outside Date], until the expiration of a period of fifteen (15) Business Days from such notice, and then only if such matter has not been cured by such date. If such written notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a MAG Material Adverse Effect or a Pan American Material Adverse Effect, as applicable, this Agreement may not be terminated as a result of the cured breach.
(b)MAG Non-Solicitation
1.1.1Except as otherwise expressly provided in this Section 7.2: (i) MAG shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of MAG or any of the MAG Subsidiaries (excluding for this purpose the Juanicipio Entities) (collectively, the “MAG Representatives”) or any MAG Subsidiary (other than a Juanicipio Entity); (ii) MAG shall not, directly or indirectly, cause, solicit, initiate, encourage or otherwise facilitate any officer, director, employee, representative (including any financial or other advisor) or agent of the Juanicipio Entities (collectively, the “Juanicipio Representatives”) or any Juanicipio Entity to; and (iii) MAG shall cause the MAG Representatives and the MAG Subsidiaries (other than the Juanicipio Entities) not to:
(a)make, solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information (including any site visit) or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement in accordance with Section 7.2.3)) any offer, proposal, expression of interest or inquiry that constitutes, or that could reasonably be expected to lead to, an Acquisition Proposal;

(b)enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Pan American or any of its affiliates) regarding an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal or any offer, proposal, expression of interest or inquiry that constitutes or that could reasonably be expected to lead to an Acquisition Proposal; provided that MAG or the MAG Representatives shall be permitted to: (i) communicate with any person solely for the purposes of clarifying the terms of any offer, proposal, expression of interest or inquiry made by such person, and (ii) advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal if the MAG Board has so determined in compliance with the terms of this Article 7;
(c)accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement in accordance with Section 7.2.3);
(d)make or propose publicly to make a MAG Change in Recommendation; or
(e)make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the MAG Board of the transactions contemplated hereby.
1.1.2Except as otherwise provided in this Section 7.2, MAG shall, and shall cause the MAG Subsidiaries (other than a Juanicipio Entity) and the MAG Representatives to, immediately cease and cause to be terminated:
(a)any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by MAG, the MAG Subsidiaries (other than a Juanicipio Entity) or any MAG Representatives; and
(b)any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by MAG, the MAG Subsidiaries, any MAG Representatives, directly or indirectly, through, facilitated by or with the assistance of any Juanicipio Representatives or Juanicipio Entities,
(c)with respect to any Acquisition Proposal, and, in connection therewith, MAG shall, and shall cause the MAG Subsidiaries (other than a Juanicipio Entity) to, discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible, and in any event no later than two (2) Business Days following the date of this Agreement, request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding MAG and the MAG Subsidiaries previously provided to any such person or any other person and shall request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any confidential information regarding MAG and the MAG Subsidiaries. MAG agrees that neither it nor any of the MAG Subsidiaries (other than the Juanicipio Entities), shall terminate, waive, amend, modify or release any person from any provision of any existing confidentiality agreement or any standstill agreement to which MAG or any of the MAG Subsidiaries (other than the Juanicipio Entities) is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions thereof, or permission to make a take-over bid for the MAG Shares, pursuant to the express terms of any such agreement, or any standstill provisions thereof as a result of the entering into, or the announcement of, this Agreement by MAG shall not be a violation of this Section 7.2.2). MAG shall promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation, use, business purpose and similar covenants to which it or any of the MAG Subsidiaries (other than the Juanicipio Entities) is party.
1.1.3Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement, if at any time following the date of this Agreement, and prior to the MAG Meeting, provided that MAG is then in compliance with all of its obligations under this Agreement (including under Sections 7.2.1 and 7.2.2), MAG receives a bona fide unsolicited written Acquisition Proposal that:
(a)the MAG Board determines in good faith, after consultation with the MAG Financial Advisors and outside legal counsel, constitutes or could reasonably be expected to result in a Superior Proposal; and
(b)the MAG Board determines in good faith, after consultation with outside legal counsel that failure to furnish information with respect to MAG and the MAG Subsidiaries to the person making such Acquisition Proposal or participate in discussions or negotiations with such person would be inconsistent with its fiduciary duties under applicable Law, then MAG may, provided it has first complied with Section 7.2.4 and has first entered into, and either provided to Pan American an executed copy of or a written summary of the material terms of, a confidentiality and standstill agreement with such person (the terms of which shall no more favourable to such person than the Confidentiality Agreement):
(c)furnish information with respect to MAG and the MAG Subsidiaries to the person making such Acquisition Proposal; or
(d)participate in discussions or negotiations with the person making such Acquisition Proposal, provided that MAG shall not, and shall not allow its MAG Representatives to, disclose any non-public information to such person if such non-public information has not been previously provided to, or is not concurrently provided to, Pan American.
1.1.4MAG shall promptly (and in any event within twenty-four (24) hours of receipt by MAG, any of the MAG Subsidiaries (other than a Juanicipio Entity) or any MAG Representative) notify Pan American, at first orally and then in writing, of: (i) any offer, proposal, expression of interest or inquiry (orally or in writing) relating to, that constitutes or that could reasonably be expected to lead to an Acquisition Proposal, (ii) any request for discussions or negotiations relating to, that constitutes or that could reasonably be expected to lead to an Acquisition Proposal, and (iii) any request for non-public information relating to MAG or any of the MAG Subsidiaries or for access to the properties, books or records of MAG or any of the MAG Subsidiaries in connection with any actual or potential Acquisition Proposal, in each case received by MAG, any of the MAG Subsidiaries (excluding the Juanicipio Entities and Juanicipio Representatives,

other than MAG Representatives) or any MAG Representative on or after the date of this Agreement, of which MAG or any of the MAG Subsidiaries (other than a Juanicipio Entity) or any of its or their Representatives is or becomes aware, or any changes, amendments or modifications to any of the foregoing. Such notice shall include a description of the terms and conditions of any such Acquisition Proposal or offer, proposal, expression of interest, inquiry or request, the identity of the person making such Acquisition Proposal or such offer, proposal, expression of interest, inquiry or request, a copy of such offer, proposal, expression of interest, inquiry or request and all written communications related thereto and provide such other details of such Acquisition Proposal or offer, proposal, expression of interest, inquiry or request which are known to MAG. MAG shall keep Pan American fully informed on a prompt basis of the status of, including any change, amendment or modification to the terms, and details of any discussion or negotiations with respect to, any such Acquisition Proposal or offer, proposal, expression of interest, inquiry or request and MAG shall respond promptly to all inquiries by Pan American with respect thereto.
1.1.5Notwithstanding anything in this Agreement to the contrary, but subject to Section 7.3, if at any time following the date of this Agreement, and prior to the MAG Meeting, provided that MAG is then in compliance with all of its obligations under this Agreement (including under this Section 7.2), MAG receives a bona fide unsolicited written Acquisition Proposal that the MAG Board determines in good faith, after consultation with the MAG Financial Advisors and its outside legal counsel, constitutes a Superior Proposal, the MAG Board may, subject to compliance with the procedures set forth in Section 7.3 and Section 8.2 (including without limitation the payment of the Termination Fee), terminate this Agreement in order to enter into a binding written agreement with respect to such Superior Proposal.
1.1.6MAG will not become a party to any Contract with any person subsequent to the date hereof that limits or prohibits MAG from (x) providing or making available to Pan American and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in this Section 7.2 or (y) providing Pan American and its affiliates and Representatives with any other information required to be given to it by MAG under this Section 7.2.
1.1.7Subject to the provisions of Sections 7.2 and 7.3, nothing contained in this Agreement shall prevent MAG or the MAG Board from calling and holding a meeting of MAG Shareholders, or any of them, requisitioned by MAG Shareholders, or any of them, in accordance with the BCBCA or ordered to be held by a court in accordance with applicable Laws.
(c)Right to Match
1.1.1MAG covenants that it shall not approve, accept, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2.3) unless:
(a)MAG has complied with its obligations under Section 7.2 and Section 7.3 and has provided Pan American with a copy of the Superior Proposal (and, if the consideration proposed under the Superior Proposal includes non-cash consideration (other than publicly traded securities listed on a major stock exchange), a written notice from the MAG Board setting out the value in financial terms that the MAG Board, in consultation with the MAG Financial Advisors, determined in good faith should be ascribed to such non-cash consideration);
(b)a period (the “Response Period”) of five (5) Business Days has elapsed from the date that is the later of (i) the date on which Pan American receives written notice from the MAG Board that the MAG Board has determined, subject only to compliance with this Section 7.3, to approve, accept, endorse, recommend or enter into a binding written agreement with respect to the Superior Proposal, and (ii) the date Pan American receives a copy of the Superior Proposal (and, if the consideration proposed under the Superior Proposal includes non-cash consideration (other than publicly traded securities listed on a major stock exchange), a written notice from the MAG Board setting out the value in financial terms that the MAG Board, in consultation with the MAG Financial Advisors, determined in good faith should be ascribed to such non-cash consideration) from MAG that the MAG Board determined, subject only to compliance with this Section 7.3, to approve, accept, endorse, recommend or enter into a binding written agreement with respect to the Superior Proposal;
(c)if Pan American has proposed to amend the terms of this Agreement in accordance with Section 7.3.2, then, as required by Section 7.3.2, the MAG Board shall have determined in good faith, after consultation with the MAG Financial Advisors and outside counsel, that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments;
(d)MAG shall have terminated this Agreement pursuant to Section 8.2.1(d)(i); and
(e)MAG shall have previously paid or caused to be paid, or concurrently pays or causes to be paid, to Pan American (or as Pan American may direct by notice in writing) the Termination Fee.
1.1.2During the Response Period, Pan American shall have the right, but not the obligation, to offer to amend the terms of this Agreement and the Plan of Arrangement. During the Response Period, MAG shall negotiate in good faith with Pan American to enable Pan American to make such amendments to the terms of this Agreement and the Plan of Arrangement as would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal. Within five (5) Business Days (the “Review Period”) of any such offer by Pan American to amend the terms of this Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate Consideration, the MAG Board shall review and determine whether the Acquisition Proposal to which Pan American is responding would continue to be a Superior Proposal when assessed against this Agreement and against the Plan of Arrangement as they are proposed by Pan American to be amended. Such determination to be made by the MAG Board shall be communicated to Pan American by the end of the Review Period. If the MAG Board determines that the Acquisition Proposal to which Pan American is responding would not continue to be a Superior Proposal when assessed against this Agreement and the Plan of Arrangement as they are proposed by Pan American to be amended, MAG shall enter into an amendment to this Agreement to give effect to such amendments and the MAG Board shall promptly reaffirm its recommendation of the Plan of Arrangement on the same basis as described in Section 2.5(b) by the prompt issuance of a press release to that effect.
1.1.3Where MAG has provided Pan American notice pursuant to Section 7.3.1(b) less than seven (7) Business Days prior to the MAG Meeting, MAG may, or if requested to do so by Pan American, MAG shall, postpone or adjourn the MAG Meeting to a date that is not less than seven (7) Business Days after the date of such notice, or in the event that the date of such postponed or adjourned MAG Meeting would be on a date prior to the end of a Review Period, then the MAG Meeting shall instead be postponed to a date that is no less than five (5) Business Days following the end of the Review Period; provided, however, that in the event that the MAG Meeting is so adjourned, the Mailing Deadline and the Outside Date shall be extended by the same number of days as the MAG Meeting has been adjourned.
1.1.4Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Pan American shall be afforded a new Response Period and the rights afforded in paragraph 7.3.2 in respect of each such Acquisition Proposal.
(d)Expenses and Termination Fees
1.1.1Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.
1.1.2If a MAG Termination Fee Event occurs, MAG shall pay, or cause to be paid, to Pan American or as Pan American shall direct (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.4.5.
1.1.3For the purposes of this Agreement, “Termination Fee” means US$60 million.
1.1.4For the purposes of this Agreement, “MAG Termination Fee Event” means the termination of this Agreement:
(a)by Pan American pursuant to Section 8.2.1(c)(i) [MAG Change in Recommendation];
(b)by MAG pursuant to Section 8.2.1(d)(i) [Superior Proposal]; or
(c)by either Party pursuant to Section 8.2.1(b)(i) [Effective Time has not occurred before Outside Date] or 8.2.1(b)(iii) [MAG Resolution not approved at MAG Meeting], or by Pan American pursuant to Section 8.2.1(c)(iii) (due to negligence, wilful breach or fraud) [Breach of MAG Representations, Warranties or Covenants] or Section 8.2.1(c)(iv) [Breach of Non-Solicitation] but only if, in the case of this paragraph (c), prior to the termination of this Agreement, an Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to MAG shall have been made or publicly announced by any person (other than Pan American or any of its affiliates); and:
(i)within twelve (12) months following the date of such termination such Acquisition Proposal is consummated; or
(ii)within twelve (12) months following the date of such termination MAG or one or more of the MAG Subsidiaries enters into a binding written agreement in respect of, or the MAG Board approves or recommends, a transaction contemplated by (i) above and that transaction is subsequently consummated at any time thereafter;

provided that for purposes of this Section 7.4.4(c), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that a reference to “20%” therein shall be deemed to be a reference to “50%”.
1.1.5If a MAG Termination Fee Event occurs pursuant to Section 7.4.4(a), the Termination Fee shall be payable by MAG to Pan American within two (2) Business Days following such MAG Termination Fee Event. If a MAG Termination Fee Event occurs pursuant to Section 7.4.4(b), the Termination Fee shall be paid by MAG to Pan American in accordance with Section 7.3.1(e). If a MAG Termination Fee Event occurs in the circumstances set out in 7.4.4(c), the Termination Fee shall be payable by MAG to Pan American within two (2) Business Days following the closing of the applicable transaction referred to therein.
1.1.6Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each of the Parties irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where a Party is entitled to a Termination Fee and such Termination Fee is paid in full, the Party receiving the Termination Fee shall be precluded from any other remedy against the other Party at law or in equity or otherwise (including an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.
1.1.7Nothing in this Section 7.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.
1.1.8Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.
(e)Access to Information; Confidentiality
From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, each Party shall, and shall cause its subsidiaries and their respective officers, directors, employees, contractors, consultants, independent auditors, accounting advisers and agents to, afford to each other Party and to the officers, employees, agents and representatives of each other Party such access as such other Party may reasonably require at all reasonable times, including, in the case of MAG, for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish such other Party with all data and information as such other Party may reasonably request. In addition, and without limiting the foregoing, each Party shall continue to maintain and update the information in its virtual data room, and shall provide such other Party with access to such data room, up until the Effective Time in respect of any new information that arises after the date of this Agreement that otherwise would have been so disclosed in the virtual data room prior to the date hereof; provided, however, that the foregoing and any investigation or review by a Party and its respective advisors shall not mitigate, diminish or affect the representations, warranties or covenants of another Party contained in this Agreement. The Parties acknowledge and agree that information furnished pursuant to this Section 7.5 shall be “Confidential Information” as defined in the Confidentiality Agreement and shall be governed by the Confidentiality Agreement.
(f)Insurance and Indemnification
1.1.1MAG hereby agrees to use commercially reasonable efforts to secure directors’ and officers’ liability insurance for the current and former directors and officers of MAG and the MAG Subsidiaries, other than the Juanicipio Entities, prior to the Effective Date on a six (6) year “trailing” (or “run-off”) basis provided that the cost of such trailing policy shall not exceed 350% of MAG’s current annual aggregate premium for policies currently maintained by MAG or the MAG Subsidiaries (other than the Juanicipio Entities).
1.1.2Pan American agrees that it shall cause MAG and shall use commercially reasonable efforts to cause the MAG Subsidiaries, other than the Juanicipio Entities, to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of MAG and the MAG Subsidiaries, other than the Juanicipio Entities, to the extent that they are disclosed in Schedule 7.6.2 of the MAG Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Schedule 7.6.2 of the MAG Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.
1.1.3The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, MAG hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 7.6 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.
8.
TERM, TERMINATION, AMENDMENT AND WAIVER
(a)Term
This Agreement shall be effective from the date of this Agreement, until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.
(b)Termination
1.1.1This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the MAG Resolution by the MAG Shareholders or the Arrangement by the Court):
(a)by mutual written agreement of MAG and Pan American; or

(b)by either MAG or Pan American, if:
(i)the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;
(ii)after the date of this Agreement, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins MAG or Pan American from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable, except that the right to terminate this Agreement under this Section 8.2.1(b)(ii) shall not be available to any Party unless such Party has used commercially reasonable efforts to, as applicable, appeal or overturn or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or
(iii)the MAG Resolution shall have failed to receive the requisite vote for approval from MAG Shareholders at the MAG Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 8.2.1(b)(iii) if the failure to receive the approval from MAG Shareholders has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement.
(c)by Pan American, if:
(i)the MAG Board (A) fails to provide the MAG Board Recommendation, (B) withdraws, withholds, amends, modifies or qualifies, or proposes publicly to withdraw, withhold, amend, modify or qualify the MAG Board Recommendation, (C) approves, accepts, endorses, or recommends or proposes publicly to approve, accept, endorse or recommend, any Acquisition Proposal, or (D) fails to reaffirm the MAG Board Recommendation within the later of: (y) five (5) Business Days (and in any case prior to the MAG Meeting) after having been requested in writing by Pan American to do so; and (z) if such request is made during a Review Period or Response Period, within five (5) Business Days of the end of the Review Period (and in any case prior to the MAG Meeting) (it being understood that the taking of a neutral position or no position with respect to a publicly announced Acquisition Proposal beyond the foregoing period (or beyond the time of the MAG Meeting, if sooner) shall be considered a failure of the MAG Board to reaffirm its recommendation within the requisite time period) (each of the foregoing being referred to as a “MAG Change in Recommendation”);
(ii)any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;
(iii)subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of MAG set forth in this Agreement shall have occurred that would cause the conditions set forth in

Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Pan American is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied;
(iv)without limiting the provisions of subparagraph (iii) above, MAG is in breach or in default of any of its obligations or covenants set forth in Section 7.2; or
(v)the MAG Meeting has not occurred on or before the Meeting Outside Date; provided that the right to terminate this Agreement pursuant to this Section 8.2.1(c)(v) shall not be available to Pan American if the failure by Pan American to fulfil any obligation hereunder is the cause of, or results in, the failure of the MAG Meeting to occur on or before such date.
(d)by MAG, if:
(i)the MAG Board authorizes MAG, subject to complying with the terms of this Agreement, to enter into a binding written agreement relating to a Superior Proposal; provided that concurrent with such termination, MAG pays, or causes to be paid, the Termination Fee payable pursuant to Section 7.4;
(ii)any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;
(iii)subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Pan American set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that MAG is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied.
1.1.2The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give written notice of such termination to the other Parties.
1.1.3If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 5.7(b), 7.4, 9.2(a), 9.3, 9.6, 9.7, as well as the confidentiality provisions of Section 7.5 and the provisions of the Confidentiality Agreement (other than any standstill provisions contained therein), shall survive any termination hereof pursuant to Section 8.2.1; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.

(c)Amendment
This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the MAG Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:
(a)change the time for performance of any of the obligations or acts of the Parties;
(b)waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;
(c)waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or
(d)waive compliance with or modify any mutual conditions precedent herein contained.
(d)Waiver
Either Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements, covenants or obligations, or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.
9.
GENERAL PROVISIONS
(a)Privacy
Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about identifiable individuals in connection with the transactions contemplated hereby (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information originally collected by the other Party to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Pan American completes the transactions contemplated by this Agreement, Pan American shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information originally collected by MAG:
(a)for purposes other than those for which such Transaction Personal Information was collected by MAG prior to the Effective Date; and

(b)which does not relate directly to the carrying on of the business of MAG or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.
The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Pan American shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Party all Transaction Personal Information originally collected by such other Party in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the Party returning such Transaction Personal Information.
(b)Notices
All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by e-mail or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):
(a)if to Pan American:
Pan American Silver Corp.
Vancouver Centre II
2100-733 Seymour Street
Vancouver, British Columbia V6B OS6
Attention:    Christopher Lemon, Chief Legal and Human Resources Officer, General Counsel
E-mail:        [Redacted – Personal Information]
with a copy (which shall not constitute notice) to:
Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard St, P.O. Box 48600
Vancouver, British Columbia V7X 1T2
Attention:    Fred R. Pletcher
E-mail:        [Redacted – Personal Information]

(b)if to MAG:
MAG Silver Corp.
Suite 801, 815 West Hastings Street
Vancouver, British Columbia V6C 1B4
Attention:    George Paspalas
E-mail:        [Redacted – Personal Information]
with a copy (which shall not constitute notice) to:
Blake, Cassels & Graydon LLP
1133 Melville Street, #3500
Vancouver, British Columbia V6E 4E5
Attention:    Bob Wooder
E-mail:        [Redacted – Personal Information]
(c)Governing Law
This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement.
(d)Injunctive Relief
Subject to Section 7.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief (including specific performance) to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief (including specific performance) hereby being waived.
(e)Time of Essence
Time shall be of the essence in this Agreement.
(f)Entire Agreement, Binding Effect and Assignment
Pan American may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, an affiliate of Pan American, provided that if such assignment and/or assumption takes place, Pan American shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder. Pan American shall provide MAG with written notice of such assignment on or before 5:00 p.m. (Vancouver time)

on the Business Day following such assignment. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.
This Agreement (including the exhibits and schedules hereto and the MAG Disclosure Letter and Pan American Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder.
(g)Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
(h)Further Assurances
Each Party shall use all commercially reasonable efforts do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments as reasonably required by any other Party as necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Date.
(i)No Third Party Beneficiaries
Except as provided in Section 7.6, this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement.
(j)Mutual Interest
Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, the Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rule or construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.
(k)Counterparts, Execution
This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.
SIGNATURE PAGE FOLLOWS.]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PAN AMERICAN SILVER CORP.
Per:	(signed) “Michael Steinmann”
Name:	Michael Steinmann
Title:	President & Chief Executive Officer

MAG SILVER CORP.
Per:	(signed) “George Paspalas”
Name:	George Paspalas
Title:	Chief Executive Officer

Signature page to the Arrangement Agreement

Schedule A
TO THE ARRANGEMENT AGREEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1Definitions
In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
(a)“Aggregate Cash Consideration” means $500,000,000;
(b)“Arrangement” means the arrangement proposed pursuant to Division 5 of Part 9 of the BCBCA with respect to, inter alia, MAG, MAG Securityholders and Pan American on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Pan American and MAG, each acting reasonably;
(c)“Arrangement Agreement” means the arrangement agreement dated May 11, 2025, between Pan American and MAG, including (unless the context otherwise requires) the Schedules thereto, together with the Pan American Disclosure Letter and the MAG Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;
(d)“Arrangement Resolution” means the special resolution of the MAG Shareholders approving this Plan of Arrangement, to be considered, and if deemed advisable, passed with or without variation, by the MAG Shareholders at the MAG Meeting;
(e)“BCBCA” means the Business Corporations Act (British Columbia);
(f)“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia are not open for business during normal banking hours;
(g)“Cash Consideration” means, for each MAG Share, the amount of cash equal to the MAG Share Purchase Price;
(h)“Cash Election” has the meaning ascribed thereto in Section 3.2(a)(i);
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(i)“Cash Election Shares” has the meaning ascribed thereto in Section 3.3(b);
(j)“Consideration” means the consideration payable pursuant to this Plan of Arrangement to a person who is a MAG Shareholder;
(k)“Court” means the Supreme Court of British Columbia;
(l)“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;
(m)“Dissent Amount” means the amount that is equal to the MAG Share Purchase Price multiplied by the number of Dissent Shares;
(n)“Dissent Rights” has the meaning ascribed thereto in Section 5.1;
(o)“Dissent Share” means a MAG Share in respect of which a Dissenting Shareholder has duly and validly exercised Dissent Rights in strict accordance with Article 5 of this Plan of Arrangement;
(p)“Dissenting Shareholder” means a registered MAG Shareholder as of the record date of the MAG Meeting that duly and validly exercises Dissent Rights in respect of all MAG Shares held by that MAG Shareholder and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;
(q)“Effective Date” means the date designated by Pan American and MAG by notice in writing as the effective date of the Arrangement, after all of the conditions to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied or waived;
(r)“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as MAG and Pan American may agree upon in writing;
(s)“Election Deadline” means 4:30 p.m. (Vancouver time) on the fifth (5th) Business Day immediately prior to the Effective Date;
(t)“Eligible Holder” means a beneficial owner of MAG Shares immediately prior to the Effective Time (other than a Dissenting Shareholder) who is: (a) a person (other than a partnership) that is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);
(u)“Final Order” means the order made after the application to the Court pursuant to subsection 291(4) of the BCBCA, in form and substance acceptable to MAG and Pan American, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended, affirmed, modified,
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supplemented or varied by the Court (with the consent of MAG and Pan American, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to MAG and Pan American, each acting reasonably) on appeal;
(v)“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the TSX, the NYSE and the NYSE American, but excludes the Commissioner;
(w)“In-The-Money Amount” means, in respect of a MAG Option, the amount, if any, by which the MAG Share Purchase Price exceeds the MAG Option Exercise Price (converted, if applicable, to US dollars using the Bank of Canada exchange rate on the Business Day immediately prior to the Effective Date) of such MAG Option;
(x)“Interim Order” means the order made after the application to the Court pursuant to subsection 291(2) of the BCBCA after being informed of the intention to rely upon the Section 3(a)(10) Exemption from registration under the U.S. Securities Act with respect to the Pan American Shares issued pursuant to the Arrangement, in form and substance acceptable to MAG and Pan American, each acting reasonably, providing for, among other things, the calling and holding of the MAG Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of MAG and Pan American, each acting reasonably;
(y)“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, assets, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, assets, property or securities;
(z)“Letter of Transmittal and Election Form” means the Letter of Transmittal and Election Form enclosed with the MAG Circular sent in connection with the MAG
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Meeting pursuant to which, among other things, registered MAG Shareholders are required to deliver certificates representing MAG Shares and MAG Shareholders may make the Cash Election and/or the Share Election in respect of their MAG Shares, subject to proration in accordance with Section 3.3;
(aa)“MAG” means MAG Silver Corp.;
(ab)“MAG Circular” means the notice of the MAG Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to MAG Securityholders and other persons as required by the Interim Order and Law in connection with the MAG Meeting, as amended, supplemented or otherwise modified from time to time;
(ac)“MAG Disclosure Letter” means the disclosure letter executed by MAG and delivered to Pan American concurrently with the execution of the Arrangement Agreement;
(ad)“MAG DSU” means a unit credited by MAG to a participant by way of a bookkeeping entry in the books of MAG, representing the right to receive cash, MAG Shares from treasury, or a combination of cash and MAG Shares from treasury, as determined in accordance with the MAG DSU Plan;
(ae)“MAG DSU Plan” means the Third Amended and Restated Deferred Share Unit Plan of MAG;
(af)“MAG Incentive Unit” has the meaning ascribed thereto in Section 3.1(b);
(ag)“MAG Meeting” means the special meeting of MAG Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the MAG Resolution;
(ah)“MAG Option” means a right and option to purchase a MAG Share granted pursuant to the MAG Option Plan or otherwise enforceable against MAG;
(ai)“MAG Option Exercise Price” means, in respect of a MAG Option outstanding immediately prior to the Effective Time, the exercise price that would be due to MAG upon the exercise of such MAG Option;
(aj)“MAG Option Plan” means the Third Amended and Restated Stock Option Plan of MAG;
(ak)“MAG PSU” means a right to receive a MAG Share granted pursuant to the MAG Share Unit Plan;
(al)“MAG RSU” means a right to receive a MAG Share granted pursuant to the MAG Share Unit Plan;
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(am)“MAG Securityholder” means a holder of one or more MAG Shares, MAG Options or MAG Incentive Units;
(an)“MAG Share” means a Common share in the authorized share structure of MAG;
(ao)“MAG Share Purchase Price” means $20.54;
(ap)“MAG Share Unit Plan” means the Amended and Restated Share Unit Plan of MAG;
(aq)“MAG Shareholder” means a holder of one or more MAG Shares;
(ar)“NYSE” means the New York Stock Exchange;
(as)“Parties” means Pan American and MAG, and “Party” means any one of them;
(at)“Pan American” means Pan American Silver Corp.;
(au)“Pan American Share” means a Common share in the authorized share structure of Pan American;
(av)“Pan American Share Value” means $27.21;
(aw)“Plan of Arrangement” means this Plan of Arrangement as amended or supplemented from time to time in accordance with the terms hereof;
(ax)“Section 85 Election” has the meaning ascribed thereto in Section 3.7;
(ay)“Share Consideration” means, for each MAG Share, $0.0001 in cash and 0.755 of a Pan American Share;
(az)“Share Election” has the meaning ascribed thereto in Section 3.2(a)(ii);
(ba)“Share Election Shares” has the meaning ascribed thereto in Section 3.3(c);
(bb)“Tax Act” means the Income Tax Act (Canada);
(bc)“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;
(bd)“Taxes” means any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments or advance payments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income, gains or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment or payroll taxes, employment insurance, disability taxes, social
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insurance taxes, social security contributions, sales and use taxes, consumption taxes, customs taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not and “Tax” has a corresponding meaning; and
(be)“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder.
In addition, words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires.
1.2Interpretation Not Affected by Headings
The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.
1.3Number, Gender and Persons
In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.
1.4Date for any Action
If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
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1.5Statutory References
Any reference in this Plan of Arrangement to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute or regulation.
1.6Currency
Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of the United States of America.
1.7Governing Law
This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.
1.8Time
Time shall be of the essence in every matter or action contemplated hereunder.
Article 1
ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT
1.1Arrangement Agreement
The Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.
1.2Effect of the Arrangement
This Plan of Arrangement and the Arrangement shall be binding upon MAG, Pan American, and the MAG Securityholders (including Dissenting Shareholders) as and from the Effective Time, without any further authorization, act or formality required on the part of any person except as expressly provided herein.
Article 2
ARRANGEMENT
2.1Arrangement
Commencing at the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality:
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(a)each MAG Option outstanding immediately prior to the Effective Time shall be transferred by the holder thereof to MAG and, in consideration therefor, MAG shall pay, or cause to be paid, to the holder of such MAG Option, an amount in cash equal to the In-The-Money Amount in respect of such MAG Option net of any Taxes required to be withheld and remitted under any provision of any applicable Laws, and
(i)such MAG Option shall immediately be cancelled and the holder of such MAG Option shall cease to be a holder of such MAG Option or to have any rights as a holder of such MAG Option other than the right to receive the payment (if any) to which they are entitled under this Section 3.1(a);
(ii)such holder’s name shall be removed from the stock option register of MAG; and
(iii)neither MAG nor Pan American shall be obligated to pay to the holder of such MAG Option any other amount in respect of such MAG Option and, for greater certainty, if there is no In-The-Money Amount in respect of such MAG Option, nether MAG nor Pan American shall be obligated to pay the holder of such MAG Option any amount in respect of such MAG Option;
(b)each MAG DSU, MAG PSU and MAG RSU (each a “MAG Incentive Unit”) outstanding immediately prior to the Effective Time shall be transferred by the holder thereof to MAG and, in consideration therefor, MAG shall pay, or cause to be paid, to the holder of such MAG Incentive Unit (as applicable), an amount in cash equal to MAG Share Purchase Price net of any Taxes required to be withheld and remitted under any provision of any applicable Laws in accordance with Section 4.4, and
(i)such MAG Incentive Unit shall immediately be cancelled and the holder of such MAG Incentive Unit shall cease to be a holder of such MAG Incentive Unit or to have any rights as a holder of such MAG Incentive Unit other than the right to receive the payment (if any) to which they are entitled under this Section 3.1(b);
(ii)such holder’s name shall be removed from the applicable MAG Incentive Unit register; and
(iii)neither MAG nor Pan American shall be obligated to pay to the holder of such MAG Incentive Unit any other amount in respect of such MAG Incentive Unit;
(c)each Dissent Share shall be transferred by the holder thereof to Pan American (free and clear of all Liens) and, in consideration therefor, Pan American shall issue to such Dissenting Shareholder a debt-claim to be paid the fair market value of such Dissent Share as determined pursuant to Section 5.1, and
(i)such Dissenting Shareholder shall cease to be the holder of such Dissent Share or to have any rights as a holder of such Dissent Share other than the right to be
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paid the fair market value of such Dissent Share as determined pursuant to Section 5.1;
(ii)such Dissenting Shareholder’s name shall be removed from the register maintained by or on behalf of MAG in respect of the MAG Shares;
(iii)such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer of such Dissent Share; and
(iv)the name of Pan American shall be added to the register maintained by or on behalf of MAG in respect of the MAG Shares as the holder of such Dissent Share; and
(d)each MAG Share outstanding immediately prior to the Effective Time (other than any MAG Shares held by Pan American immediately before the Effective Time or acquired by Pan American from a Dissenting Shareholder under Section 3.1(c)) shall be transferred by the holder thereof to Pan American (free and clear of all Liens) and, in consideration therefor, Pan American shall pay or deliver to such MAG Shareholder,
(i)in the case of a MAG Share for which the Cash Election was made under Section 3.2(a)(i), the Cash Consideration; or
(ii)in the case of a MAG Share for which the Share Election was made under Section 3.2(a)(ii) or deemed to have been made under Sections 3.2(b) or 5.1(b), the Share Consideration, in each case subject to proration in accordance with Section 3.3, and in respect of the MAG Shares so transferred:
(iii)the holder of such MAG Share shall cease to be the holder thereof or to have any rights in respect of such MAG Share other than the right to receive the consideration to which they are entitled under this Section 3.1(d);
(iv)such holder’s name shall be removed from the register maintained by or on behalf of MAG in respect of the MAG Shares;
(v)such holder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer of such MAG Share; and
(vi)the name of Pan American shall be added to the register maintained by or on behalf of MAG in respect of the MAG Shares as the holder of such MAG Share,
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it being expressly provided that the events provided for in this Section 3.1 shall be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.
2.2Election
With respect to the transfer of MAG Shares by MAG Shareholders under Section 3.1(d):
(a)each MAG Shareholder, other than a Dissenting Shareholder shall, by depositing with the Depositary prior to the Election Deadline a duly completed Letter of Transmittal and Election Form together with the certificates representing all MAG Shares held, indicate:
(i)the number of MAG Shares for which the MAG Shareholder elects to receive Cash Consideration (the “Cash Election”); and
(ii)the number of MAG Shares for which the MAG Shareholder elects to receive Share Consideration (the “Share Election”), in each case subject to proration in accordance with Section 3.3;
(b)any MAG Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline or otherwise fails to fully comply with the requirements of Section 3.2(a) shall be deemed to have made the Share Election for all MAG Shares held;
(c)any deposit of a Letter of Transmittal and Election Form and the accompanying certificate(s) representing MAG Shares may be made at the address of the Depositary specified in the Letter of Transmittal and Election Form; and
(d)any registered MAG Shareholder who holds MAG Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of MAG Shares may submit a separate Letter of Transmittal and Election Form in accordance with the instructions of such beneficial owner for each such beneficial owner.
2.3Proration
With respect to payment of Cash Consideration and Share Consideration to the MAG Shareholders under Section 3.1(d):
(a)subject to Section 3.6, the cash payable to MAG Shareholders under Section 3.1(d) shall equal the Aggregate Cash Consideration;
(b)if the total of all Cash Consideration that would otherwise be payable in respect of MAG Shares for which a Cash Election is made (the “Cash Election Shares”) exceeds the
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Aggregate Cash Consideration, then the consideration payable under Section 3.1(d)(i) for each Cash Election Share shall consist of:
(i)a cash payment in an amount equal to the Aggregate Cash Consideration divided by the aggregate number of Cash Election Shares; and
(ii)a fraction of a Pan American Share equal to the amount by which the MAG Share Purchase Price exceeds the cash payment described in Section 3.3(b)(i) divided by the Pan American Share Value;
(c)if the total of all Cash Consideration payable in respect of the Cash Election Shares is less than the Aggregate Cash Consideration, then the consideration payable under Section 3.1(d)(ii) for each MAG Share in respect of which a Share Election is made (a “Share Election Share”) shall consist of:
(i)a cash payment of $0.0001;
(ii)a cash payment in an amount equal to the amount by which the Aggregate Cash Consideration exceeds the sum of all Cash Consideration payable in respect of the Cash Election Shares divided by the aggregate number of Share Election Shares; and
(iii)a fraction of a Pan American Share equal to the amount by which the MAG Share Purchase Price exceeds the sum of the cash payments described in Sections 3.3(c)(i) and 3.3(c)(ii) all divided by the Pan American Share Value.
2.4Deemed Fully Paid and Non-Assessable Shares
All Pan American Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.
2.5No Fractional Share Consideration
In any case where the aggregate number of Pan American Shares issuable to a particular MAG Shareholder under this Plan of Arrangement would, but for this provision, include a fraction of a Pan American Share, the aggregate number of Pan American Shares issuable to such MAG Shareholder shall be rounded up or down to the nearest whole number. All calculations of the number Pan American Shares issuable in respect of a MAG Share under this Plan of Arrangement shall be rounded up or down to four decimal places.
2.6No Fractional Cash Consideration
In any case where the aggregate amount of cash payable to a particular MAG Shareholder under this Plan of Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded up to the nearest whole cent. For greater certainty, the aggregate amount cash paid in consideration for the MAG Shares may exceed the Aggregate Cash Consideration as a result of such rounding.
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2.7Section 85 Election
An Eligible Holder who is entitled to receive Pan American Shares under Section 3.1(d) shall be entitled to make a joint income tax election, pursuant to subsection 85(1) of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the disposition of MAG Shares under this Plan of Arrangement by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Pan American, within 60 days after the Effective Date, duly completed with the details of the MAG Shares transferred and the applicable agreed amount for the purposes of such joint elections. Pan American shall, within 30 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or any analogous provision of provincial income tax law), sign and return such forms to such Eligible Holder. Neither MAG, Pan American nor any successor corporation shall be responsible for the proper completion and filing of any joint election form (except for the obligation to sign and return the duly completed joint election forms which are received within 60 days of the Effective Date) or for any taxes, interest or penalties arising as a result of the failure of an Eligible Holder to properly or timely complete and file such joint election forms in the form and manner prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Pan American or any successor corporation may choose to sign and return a joint election form received by it more than 60 days following the Effective Date, but shall have no obligation to do so.
2.8Calculations
All calculations and determinations made by Pan American, MAG or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.
2.9Adjustments to Consideration
The Consideration payable to a MAG Shareholder pursuant to Section 3.1(d) shall be adjusted to reflect fully the effect of any stock split, reverse split, dividend (including any dividend or distribution of securities convertible into MAG Shares, but excluding any MAG Quarterly Dividend), consolidation, reorganization, recapitalization or other like change with respect to MAG Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.
Article 3
CERTIFICATES AND PAYMENTS
3.1Payment of Consideration
(a)Following receipt of the Final Order and no later than the Business Day immediately prior to the Effective Date, Pan American shall deliver or cause to be delivered to the Depositary in escrow:
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(i)the aggregate number of Pan American Shares issuable to the MAG Shareholders in accordance with Section 3.1(d);
(ii)the Aggregate Cash Consideration payable to the MAG Shareholders in accordance with Section 3.1(d);
(iii)any additional Pan American Shares issuable to the MAG Shareholders on account of rounding in accordance with Section 3.5;
(iv)any additional cash issuable to the MAG Shareholders on account of rounding in accordance with Section 3.6; and
(v)the Dissent Amount.
(b)Upon surrender to the Depositary for cancellation of a certificate (if any) which immediately prior to the Effective Time represented outstanding MAG Shares that were exchanged pursuant to Section 3.1(d), together with a duly completed and executed Letter of Transmittal and Election Form and such additional documents and instruments as the Depositary may reasonably require, the registered holder of the MAG Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such MAG Shareholder the Consideration that such MAG Shareholder has the right to receive under the Arrangement, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.
(c)Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented MAG Shares shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the Consideration to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 3.1 and this Section 4.1, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing MAG Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall:
(i)cease to represent a claim by, or interest of, any former holder of MAG Shares of any kind or nature against or in MAG or Pan American (or any successor to any of the foregoing); and
(ii)be deemed to have been surrendered to Pan American and shall be cancelled.
(d)Any payment made to a former MAG Securityholder by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth (6th)
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anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the former MAG Securityholder to receive the consideration to which such holder is entitled pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Pan American (or any successor of Pan American), for no consideration.
(e)No MAG Securityholder shall be entitled to receive any consideration with respect to such MAG Securities other than the consideration to which such holder is entitled in accordance with Section 3.1 and this Section 4.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith.
(f)Neither MAG nor Pan American, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to MAG or Pan American or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.
3.2Lost Certificates
In the event any certificate which immediately prior to the Effective Time represented one or more outstanding MAG Shares that are ultimately entitled to Consideration pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of MAG, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to Pan American and the Depositary (acting reasonably) in such sum as Pan American and the Depositary may direct, or otherwise indemnify Pan American and the Depositary in a manner satisfactory to Pan American and the Depositary, acting reasonably, against any claim that may be made against Pan American or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.
3.3Distributions with Respect to Unsurrendered Certificates
No dividend or other distribution declared or paid after the Effective Time with respect to Pan American Shares shall be delivered to the holder of any certificate formerly representing MAG Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1. Subject to applicable Laws and to Section 4.1 at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Pan American Shares to which such holder is entitled in respect of such holder’s Consideration.
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3.4Withholding Rights
Pan American, MAG and the Depositary (in this section, the “payor”), shall each be entitled to deduct or withhold from any consideration or other amount payable (whether in cash or in kind) or otherwise deliverable to any holder or former holder of MAG Securities (including any payment to Dissenting Shareholders) such amounts as the payor may be required to deduct or withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that any amounts so deducted or withheld are remitted to the appropriate Governmental Entity when required by Law, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any holder or former holder of MAG Shares exceeds the cash component, if any, of the Consideration otherwise payable to such holder, the payor may sell or otherwise dispose of such portion of the Consideration or other amount otherwise payable to such holder or former holder in the form of Pan American Shares as is necessary to provide sufficient funds (after deducting commissions payable, fees and other reasonable costs and expenses) to enable the payor to comply with such deduction and/or withholding requirements, and the payor shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person. Any such sale will be made in accordance with applicable Laws and at prevailing market prices, and Pan American shall not be under any obligation to obtain a particular price, or indemnify any person, in respect of a particular price, for the portion of the Pan American Shares or other securities, as applicable, so sold. No payor will be liable for any loss arising out of any sale arising under this Section 4.4.
Article 4
DISSENT RIGHTS
4.1Dissent Rights
Pursuant to the Interim Order, registered holders of MAG Shares as of the record date of the MAG Meeting may exercise rights of dissent (“Dissent Rights”) with respect to all MAG Shares held pursuant to and in strict compliance with the procedures set forth in Section 237 to 247 of the BCBCA, as modified by this Section 5.1, the Interim Order and the Final Order, in connection with the Arrangement; provided that, notwithstanding subsection 242(1) of the BCBCA, the written objection to the Arrangement Resolution referred to in subsection 242(1) of the BCBCA must be received by MAG not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the date of the MAG Meeting or any date to which the MAG Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:
(a)are ultimately entitled to be paid fair value for their MAG Shares, which fair value shall be the fair value of such shares immediately before the approval of the Arrangement Resolution, shall be paid an amount equal to such fair value by MAG, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in Sections 244 and 245 of the BCBCA
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except that Pan American may enter into the agreement with registered holders who exercise such Dissent Rights or apply to the Court, all as contemplated under Sections 244 and 245 of the BCBCA, in lieu of MAG and such Dissenting Shareholder will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholder not exercised their Dissent Rights in respect of their MAG Shares; and
(b)are ultimately not entitled, for any reason, to be paid fair value for their MAG Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of MAG Shares and shall be entitled to receive only the Consideration contemplated in Section 3.1(d) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, and had made the Share Election for all MAG Shares held in accordance with Section 3.2, but in no case shall Pan American or MAG or any other person be required to recognize any holder of MAG Shares who exercises Dissent Rights as a holder of MAG Shares after the time that is immediately prior to the Effective Time, and the names of all such holders of MAG Shares who exercise Dissent Rights (and have not withdrawn such exercise of Dissent Rights prior to the Effective Time) shall be deleted from the register maintained by or on behalf of MAG in respect of the MAG Shares as holders of MAG Shares at the Effective Time and Pan American shall be recorded as the registered holder of such MAG Shares and shall be deemed to be the legal owner of such MAG Shares.
For greater certainty: (a) no holder of MAG Options, MAG DSUs, MAG PSUs, or MAG RSUs shall be entitled to Dissent Rights in respect of such holder’s MAG Options, MAG DSUs, MAG PSUs, or MAG RSUs, as applicable; and (b) in addition to any other restrictions in Section 238 of the BCBCA, no person who has voted MAG Shares, or instructed a proxyholder to vote such persons MAG Shares, in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights with respect to the Arrangement.
Article 5
AMENDMENTS AND TERMINATION
5.1Amendments to the Plan of Arrangement
The Parties may amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement is:
(a)agreed in writing by each of the Parties;
(b)filed with the Court;
(c)communicated to the MAG Shareholders, if and as required by the Court; and
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(d)approved by the MAG Shareholders, if and as required by the Court, unless the amendment, modification or supplement:  (i) follows the MAG Meeting; (ii) only concerns a matter, in the opinion of the Parties, acting reasonably, of an administrative nature required to better implement the Plan of Arrangement; (iii) is not adverse to the financial or economic interests of the MAG Shareholders entitled to receive the Consideration under Section 3.1; and (iv) does not adversely affect the rights of any Dissenting Shareholders, in which case it need not be approved by the MAG Shareholders.
5.2Withdrawal of Plan of Arrangement
This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.
5.3Effect of Termination
Upon the termination of this Plan of Arrangement pursuant to Section 8.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other party hereunder other than as set out in the Arrangement Agreement.
Article 6
FURTHER ASSURANCES
6.1Further Assurances
Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the Effective Time in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.
6.2Paramountcy
From and after the Effective Time:
(a)this Plan of Arrangement shall take precedence and priority over any and all rights related to MAG Securities issued prior to the Effective Time;
(b)the rights and obligations of the holders of MAG Securities and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and
(c)all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to MAG Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.
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Article 7
U.S. SECURITIES LAW MATTERS
7.1    U.S. Securities Law Matters
Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that all Pan American Shares to be issued to MAG Shareholders in exchange for their MAG Shares pursuant to this Plan of Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions from applicable U.S. state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

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Schedule B
TO THE ARRANGEMENT AGREEMENT
MAG RESOLUTION
BE IT RESOLVED THAT:
1.The arrangement (as it may be modified or amended, the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) of MAG Silver Corp. (“MAG”), as more particularly described and set forth in the management information circular (the “Circular”) of MAG dated [●], 2025 accompanying the notice of this meeting, is hereby authorized, approved and adopted;
2.The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving MAG and implementing the Arrangement, the full text of which is set out in Appendix [●] to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;
3.The arrangement agreement (the “Arrangement Agreement”) between MAG and Pan American Silver Corp., dated May 11, 2025, the actions of the directors of MAG in approving the Arrangement and the actions of the officers of MAG in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;
4.Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of MAG or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of MAG are hereby authorized and empowered, without further notice to, or approval of, the shareholders of MAG:
(a)to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or
(b)subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;
5.Any officer or director of MAG is hereby authorized and directed for and on behalf of MAG to execute, under the seal of the MAG or otherwise, and to deliver such documents as are necessary to desirable to the Registrar under the BCBCA in accordance with the Arrangement Agreement for filing; and
6.Any officer or director of MAG is hereby authorized and directed for and on behalf of MAG to execute and deliver, whether under corporate seal of MAG or not, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:
(a)all actions required to be taken by or on behalf of MAG, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and
(b)the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by MAG;
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such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing

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Schedule C
TO THE ARRANGEMENT AGREEMENT
MAG LOCKED-UP SHAREHOLDERS

Name of Shareholder	Address of Shareholder	Number of MAG Shares*	Number of MAG Options*	Number of MAG DSUs*	Number of MAG RSUs*	Number of MAG PSUs*
[Redacted – Personal Information]	[Redacted – Personal Information]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted – Personal Information]	[Redacted – Personal Information]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted – Personal Information]	[Redacted – Personal Information]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted – Personal Information]	[Redacted – Personal Information]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted – Personal Information]	[Redacted – Personal Information]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted – Personal Information]	[Redacted – Personal Information]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted – Personal Information]	[Redacted – Personal Information]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted – Personal Information]	[Redacted – Personal Information]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted – Personal Information]	[Redacted – Personal Information]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted – Personal Information]	[Redacted – Personal Information]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
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Name of Shareholder	Address of Shareholder	Number of MAG Shares*	Number of MAG Options*	Number of MAG DSUs*	Number of MAG RSUs*	Number of MAG PSUs*
[Redacted – Personal Information]	[Redacted – Personal Information]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted – Personal Information]	[Redacted – Personal Information]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted – Personal Information]	[Redacted – Personal Information]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted – Personal Information]	[Redacted – Personal Information]	[Redacted]	[Redacted]	[Redacted]	[Redacted]	[Redacted]

*As at the date of this Agreement.

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Schedule D
TO THE ARRANGEMENT AGREEMENT
KEY THIRD PARTY CONSENTS
1.The MAG Office Lease dated January 12, 2024 between MAG and 815 West Hastings Ltd.
2.The MAG Credit Facility.

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